As filed with the Securities and Exchange Commission on June 24, 2009
Securities Act File No. 333-150618
1940 Act File No. 811-21685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
(Check appropriate box or boxes)

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-effective Amendment No.

☑	Post-effective Amendment No. 1
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     ☑

☑	Amendment No. 5

HATTERAS MULTI-STRATEGY FUND , L.P.
(Exact Name of Registrant as Specified in Charter)
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615
(Address of Principal Executive Offices)

(919) 846-2324
(Registrant’s Telephone Number)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615
(Name and Address of Agent for Service)

Copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996
215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.
     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
It is proposed that this filing will become effective:

☑	When declared effective pursuant to Section 8(c) under the Securities Act of 1933.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Hatteras Multi-Strategy Fund, L.P.
Cross Reference Sheet
Parts A and B

ITEM
NUMBER	CAPTION	LOCATION IN PROSPECTUS
1.	Outside Front Cover	Outside Front Cover Page
2.	Inside Front and Outside Back Cover Page	Inside Front and Outside Back Cover Page
3.	Fee Table and Synopsis	Fund Fees and Expenses; Fund Summary
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Fund Summary; Distribution Arrangements
6.	Selling Shareholders	Tender Offers/ Offers to Repurchase;
Tender/ Repurchase Procedures
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	Outside Front Cover Page; Funds Summary;
Investment Objective and Strategies
9.	Management	Management of the Funds; Boards of
Directors and Officers (SAI)
10.	Capital Stock, Long-Term Debt, and Other Securities	Fund Summary; Purchase Terms; Summary
of Amended and Restated Limited Partnership Agreements (SAI)
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Table of Contents of SAI
14.	Cover Page of SAI	Cover Page (SAI)
15.	Table of Contents of SAI	Table of Contents (SAI)
16.	General Information and History	Not Applicable
17.	Investment Objective and Policies	Funds Summary; Investment Objective and
Strategies; Management of the Fund; Investment Policies and Practices (SAI)
18.	Management	Management of the Fund; Boards of
Directors and Officers (SAI);
Investment Management Services (SAI)
19.	Control Persons and Principal Holders of Securities	Boards of Directors and Officers (SAI)

20.	Investment Advisory and Other Services	Management of the Fund; Fund Summary;
Investment Management Services (SAI);
Fund Expenses; Custodian (SAI); Fund Servicing Fee (SAI)
21.	Portfolio Managers	Investment Management Services (SAI)
22.	Brokerage Allocation and Other Practices	Brokerage (SAI)
23.	Tax Status	Taxes; Certain Tax Considerations (SAI)
24.	Financial Statements	Financial Statements (SAI)

- ii -

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
SUBJECT TO COMPLETION
HATTERAS MULTI-STRATEGY FUND, L.P.
HATTERAS MULTI-STRATEGY TEI FUND, L.P.
PROSPECTUS
LIMITED PARTNERSHIP UNITS
Hatteras Multi-Strategy Fund, L.P. (the “Multi-Strategy Fund”) and the Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund,” and with the Multi-Strategy Fund, each a “Fund” or together, the “Funds”) are Delaware limited partnerships that are each registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as non-diversified, closed-end management investment companies. The TEI Fund is designed for investment primarily by tax-exempt and tax-deferred investors. Hatteras Investment Partners, LLC (“HIP”), an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment manager to the Master Fund (as defined below) (in such capacity, the “Investment Manager”).
Each Fund’s investment objective is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments through investments in the six asset classes of Opportunistic Equity, Enhanced Fixed Income, Absolute Return, Real Estate, Private Equity, and Energy and Natural Resources. To achieve its objective, the Multi-Strategy Fund provides its limited partners (each, a “Partner” and together, the “Partners”) with access to a broad range of investment strategies, asset categories and independent trading advisers (“Advisers”) and by providing overall asset allocation services typically available on a collective basis to larger institutions through an investment of substantially all of its assets in the Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), which is also registered under the 1940 Act and has the same investment objective as the Multi-Strategy Fund.
The TEI Fund provides its Partners with access to a broad range of investment strategies and asset categories, Advisers and overall asset allocation services typically available on a collective basis to larger institutions through an investment of substantially all of the assets of the TEI Fund in the Hatteras Multi-Strategy Offshore Fund, LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the TEI Fund. The Offshore Fund in turn invests substantially all of its assets in the Master Fund, which has the same investment objective as the TEI Fund and the Offshore Fund. The Offshore Fund serves solely as an intermediate entity through which the TEI Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the TEI Fund’s investable assets.
The Offshore Fund is interposed between the TEI Fund and the Master Fund and serves as an intermediate entity so that any income generated by the Master Fund is not ultimately recognized by Partners in the TEI Fund as unrelated business taxable income (“UBTI”). The Offshore Fund is treated as a corporation under the taxation laws of the United States. Any income received by the Offshore Fund is distributed to the TEI Fund as dividend income. UBTI should therefore not flow through the Offshore Fund to the Partners of the TEI Fund. As a result, income earned by a Partner from its investment in the TEI Fund should not constitute UBTI provided that the Partner does not itself incur indebtedness to finance its investment in the TEI Fund. See “TAXES”.
Although it is not required to do so, the Master Fund will seek to allocate its assets among at least 20 Advisers, generally through investments in a wide range of investment vehicles (“Adviser Funds”) managed by the Advisers or by placing assets in an account directly managed by the Adviser (each, an “Adviser Account”). A Fund cannot guarantee that its investment objective will be achieved or that the Master Fund’s strategy of investing in the Adviser Funds will be successful. Investing in the Funds involves a heightened risk of significant loss. SEE “RISK FACTORS,” “GENERAL RISKS” AND “SPECIAL RISKS OF FUND OF FUNDS STRUCTURE” BEGINNING ON PAGE ___.
This prospectus (the “Prospectus”) applies to the offering of units of limited partnership interest (“Units”) of each Fund. Each Fund commenced the public offering of the Units in 2008 and has publicly offered Units since that time. The Units will generally be offered as of the first business day of each calendar month or at such other times as may be determined by the General Partner, in each case subject to any applicable sales charge and other fees, as described herein. The Units are issued at net asset value per Unit. Each Fund has registered $750,000,000 for sale under the registration statement to which this Prospectus relates. No person who is admitted as a partner of a Fund (“Partner”) will have the right to require a Fund to redeem its Units.

If you purchase Units in either Fund, you will become bound by the terms and conditions of that Fund’s Amended and Restated Limited Partnership Agreement (each, a “Partnership Agreement”).
Investments in either of the Funds may be made only by “Eligible Investors” as defined herein. See “INVESTOR QUALIFICATIONS.”
For convenience, reference to the Funds may include the Offshore Fund and the Master Fund as the context requires. Also, the Master Fund’s investments may be referred to as investments with Advisers or Adviser Funds.
Units are an Illiquid Investment. The Units will not be listed on any securities exchange and the Funds will not knowingly permit a secondary market to develop. The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Partnership Agreements. Although each Fund may offer to repurchase Units from time to time, Units will not be redeemable at a Partner’s option nor will they be exchangeable for Units or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Units. Units are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in a Fund does not constitute a complete investment program.
This Prospectus concisely provides information that you should know about the Funds before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Funds, including the Funds’ statement of additional information (“SAI”), dated                     , 2009, has been filed with the Securities and Exchange Commission (the “SEC”). You can request a copy of the SAI without charge by writing to the Funds, UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, Wisconsin 53201-2175, or by calling the Funds at 888-363-2324. You can also obtain a copy of the SAI and annual and semi-annual reports of the Funds at the following website: www.hatterasfunds.com. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page ___of this Prospectus. You can obtain the SAI, and other information about the Funds, on the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.
Hatteras Multi-Strategy Fund, L.P.

Total Offering Amount (1)	$750,000,000
Maximum Sales Charge (2)	2.00%
Minimum Sales Charge (2)	0.00%
Proceeds to the Fund (maximum) (3)	$750,000,000
Proceeds to the Fund (minimum) (3)	$735,000,000
Hatteras Multi-Strategy TEI Fund, L.P.

Total Offering Amount (1)	$750,000,000
Maximum Sales Charge (2)	2.00%
Minimum Sales Charge (2)	0.00%
Proceeds to the Fund (maximum) (3)	$750,000,000
Proceeds to the Fund (minimum) (3)	$735,000,000

(1)	Hatteras Capital Distributors, LLC acts as the distributor (“Distributor”) of the Funds’ Units on a best-efforts basis, subject to various conditions. The Units are being offered through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Manager, the Distributor and/or their affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Units and/or the servicing of Partners and/or the Fund. These payments will be made out of the Investment Manager’s, Distributor’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units of the Fund over other investment options. See “DISTRIBUTION ARRANGEMENTS.” The Funds will sell Units only to investors who certify that they are “Eligible Investors.” See “INVESTOR QUALIFICATIONS.” The minimum initial investment in each Fund by any investor is $100,000. However, a Fund, in its sole discretion, may accept investments below this minimum. Pending the closing of the initial public offering or any subsequent offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, N.A., the Funds’ escrow agent. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned on escrowed amounts will be credited to the Fund. See “The Offering.”

(2)	Investments in the Funds are sold subject to a sales charge of up to 2.00% for investments up to $499,999, 1.50% for investments in the amount of $500,000 to $999,999, 1.00% for investments in the amount of $1,000,000 to $4,999,999 and 0% at or above $5,000,000. In each case, sales charges reflect a percentage of the investment. For some investors, the sales charge may be waived. The full amount of the sales charges may be reallowed by the Distributor to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Units of a Fund. See “The Offering.”

(3)	A Fund’s offering expenses are described under “FUND FEES AND EXPENSES” below. The Multi-Strategy Fund and the TEI Fund paid offering expenses estimated at $122,621.98 and $143,375.47, respectively, from the proceeds of the offering.

          Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
          You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial, or other matters relevant to the suitability of an investment in a Fund.
          You should rely only on the information contained in this Prospectus and the SAI. The Funds have not authorized anyone to provide you with different information.
          THE FUNDS’ DISTRIBUTOR IS HATTERAS CAPITAL DISTRIBUTORS, LLC.
          The date of this Prospectus is                     , 2009.

Fund Fees and Expenses	5
Financial Highlights	10
Funds Summary	14
Use of Proceeds	18
Distribution Arrangements	18
Management of the Funds	19
Investment Objective and Strategies	21
Overview of Investment Process	27
Due Diligence and Selection of Advisers	29
Risk Factors	29
Investor Qualifications	39
Tender Offers/Offers to Repurchase	40
Tender/Repurchase Procedures	41
Transfers of Units	41
Capital Accounts and Allocations	42
Calculation of Net Asset Value	43
Taxes	46
Table of Contents of the Statement of Additional Information	55

FUND FEES AND EXPENSES
     The following tables describe the aggregate fees and expenses that each Fund expects to incur and that the Partners can expect to bear, either directly or indirectly, through the Multi-Strategy Fund’s investment in the Master Fund, and the TEI Fund’s investment in the Offshore Fund and the Master Fund.
Multi-Strategy Fund

PARTNER TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (percentage of offering price) (1)	2.00%
Maximum Early Repurchase Fee (2)	5.00%
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (3)
Management Fee (4)	1.00%
Interest Expenses	0.03%
Other Expenses (5)	1.27%
Acquired Fund Fees and Expenses (6)	7.71%

Total Annual Expenses	10.01%
Less Fee Reduction and/or Expense Reimbursement (7)	0.00%

Net Expenses	10.01%

(1)	Investors may be charged a sales charge of up to 2.00% for investments up to $499,999, 1.50% for investments in the amount of $500,000 to $999,999, 1.00% for investments in the amount of $1,000,000 to $4,999,999 and 0% at or above $5,000,000, as more fully described below under the heading “Sales Charge.” Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Partner will be aggregated with the amount of the Partner’s initial investment and any other additional investments by the Partner in determining the applicable sales charge. The right of accumulation also applies to investments in the Fund by a Partner’s spouse and investments for certain related accounts. To be eligible to receive a waiver of the sales charge or reduced sales charge rate applicable under the right of accumulation, an investor must advise the Fund or the Distributor when making an investment. The sales charge is paid to the Distributor.

(2)	A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount repurchased if such Partner has been a Partner for less than 12 months prior to the valuation date.

(3)	This table summarizes the aggregate expenses of the Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(4)	The Fund does not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund’s investment in the Master Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including the Fund. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated and accrued monthly and payable annually) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(5)	“Other Expenses” includes direct expenses of the Fund as well as indirect expenses of the Master Fund. Directors’ fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Adviser Funds or Adviser Accounts (as such terms are defined herein). “Other Expenses” are based on estimated amounts for the current fiscal year and also includes the Fund Servicing Fee. The Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See “FUND SERVICING FEE” for additional information.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Adviser Funds. The Adviser Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value (“NAV”) of the Fund’s investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisers, which fluctuate over time. In addition, the Master Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)	The Investment Manager has contractually agreed to waive its Fund Servicing Fee and/or reimburse Other Expenses until July 31, 2010, so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 2.35% for the Fund (the “Expense Limitation”). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund’s Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

Multi-Strategy TEI Fund

PARTNER TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (percentage of offering price) (1)	2.00%
Maximum Interest Repurchase Fee (2)	5.00%

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS OF THE FUND) (3)
Management Fee (4)	1.00%
Interest Expenses	0.03%
Other Expenses (5)	1.42%
Acquired Fund Fees and Expenses (6)	7.71%

Total Annual Expenses	10.16%
Less Fee Reduction and/or Expense Reimbursement (7)	0.00%

Net Expenses	10.16%

(1)	Investors may be charged a sales charge of up to 2.00% for investments up to $499,999, 1.50% for investments in the amount of $500,000 to $999,999, 1.00% for investments in the amount of $1,000,000 to $4,999,999 and 0% at or above $5,000,000, as more fully described below under the heading “Sales Charge.” Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Partner will be aggregated with the amount of the Partner’s initial investment and any other additional investments by the Partner in determining the applicable sales charge. The right of accumulation also applies to investments in the Fund by a Partner’s spouse and investments for certain related accounts. To be eligible to receive a waiver of the sales charge or reduced sales charge rate applicable under the right of accumulation, an investor must advise the Fund or the Distributor when making an investment. The sales charge is paid to the Distributor.

(2)	A Partner participating in a repurchase offer may be subject to a repurchase fee payable to the Fund equal to 5% of the amount repurchased if such Partner has been a Partner for less than 12 months prior to the valuation date.

(3)	This table summarizes the aggregate expenses of the Fund, the Offshore Fund and the Master Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(4)	The Fund and the Offshore Fund do not pay the Investment Manager a Management Fee directly, but the Partners bear an indirect share of this fee through the Fund’s investment in the Master Fund through the Offshore Fund. For its provision of services to the Master Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.00% of the Master Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including the Fund. In addition, the general partner of the Master Fund will be allocated a Performance Allocation (as defined below) that is equal to 10% of the excess of the new net profits of the limited partner interests of the Master Fund (calculated and accrued monthly and payable annually) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Master Fund.

(5)	“Other Expenses” includes direct expenses of the Fund as well as indirect expenses of the Master Fund. Directors’ fees, insurance costs and other costs have been allocated pro rata among the Master Fund and all of its feeder funds (including the Fund). Partners also indirectly bear a portion of the asset-based fees, performance and incentive fees or allocations and other expenses incurred by the Master Fund as an investor in Adviser Funds or Adviser Accounts (as such terms are defined herein). “Other Expenses” are based on estimated amounts for the current fiscal year and also includes the Fund Servicing Fee. The Fund Servicing Fee payable to the Investment Manager will be borne pro rata by all Partners of the Fund. See “FUND SERVICING FEE” for additional information. In addition, taxes withheld on U.S.-source income allocated from the Master Fund are not subject to the Expense Limitation (as defined below), and the total annualized expenses of the Fund listed above are exclusive of such withholding taxes. The total annualized expenses of the Fund may be higher if withholding taxes were taken into account. Such withholding taxes are included in the ratio of net expenses to total assets in the Financial Highlights table in this Prospectus.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Adviser Funds. The Adviser Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Advisers, which fluctuate over time. In addition, the Master Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)	The Investment Manager has contractually agreed to waive its Fund Servicing Fee and/or reimburse Other Expenses until July 31, 2010, so that the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Acquired Fund Fees and Expenses, as well as any performance allocation payable by the Fund or the Master Fund) for this period will not exceed 2.35% for the Fund (the “Expense Limitation”). The Fund will carry forward, for a period not to exceed (3) three years from the date on which a waiver or reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective Prospectus. The Fund’s Expense Limitation Agreement is calculated based on end of month net asset values. However, in the financial statements for the Fund, the expense ratios presented in the financial highlights are calculated based on average monthly net assets.

     The following hypothetical example is intended to help you compare the cost of investing in a Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Units. The examples reflect allocation by each Fund to the Investment Manager of the Performance Allocation, which is calculated based on the assumed 5% annual return and the yield-to-maturity of the 90 day U.S. Treasury Bill of 0.11% as reported by the Wall Street Journal on December 31, 2008.
     The example is based on the expenses set forth in the tables above, including Acquired Fund Fees and Expenses, and should not be considered a representation of a Fund’s future expenses. Actual expenses of each Fund may be higher or lower than those shown. Moreover, the annual return may be greater or less than the hypothetical 5% return in the tables above; if the annual return were greater, the amount of fees and expenses would increase.

EXAMPLE

You Would Pay the Following Expenses Based on the
Imposition of the 2.00% Sales Charge and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
Multi-Strategy Fund	$122.00	$333.00	$555.00	$1,159.00
TEI Fund	$123.00	$337.00	$561.00	$1,166.00
     The example below is based on each Fund’s estimated fees and expenses for the 1,3,5 and 10 year periods less that Fund’s Acquired Fund Fees and Expenses for the period.

You Would Pay the Following Expenses Based on the
Imposition of the 2.00% Sales Charge and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
Multi-Strategy Fund	$45.00	$98.00	$153.00	$304.00
TEI Fund	$47.00	$102.00	$160.00	$317.00
     PERFORMANCE INFORMATION. Past performance does not guarantee future investment results. Performance of the Funds will vary based on many factors, including market conditions, the composition of the Funds’ portfolios and the Funds’ expenses. For past performance information, please refer to the section entitled “FINANCIAL HIGHLIGHTS.” Each Fund may from time to time advertise its performance relative to certain averages, performance rankings, indices (including the Standard & Poor’s 500 Stock Index, the Barclays Capital Aggregate Bond Index and the HFRX Global Hedge Fund Index), other information prepared by recognized investment company statistical services and investments for which reliable performance information is available. The Standard & Poor’s 500 Stock Index with dividends reinvested is a market capitalization weighted index made up of the 500 U.S. companies with the largest market capitalizations. The Barclays Capital Aggregate Bond Index is a benchmark index made up of the Barclays Capital Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, which, in the aggregate, represent fixed income securities that are of investment grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million. The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of eight strategies: convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. Indices are unmanaged and their returns do not include sales charges or fees. With the exception of the HFRX Global Hedge Fund Index, it is not possible to invest in the above referenced indices.
     MANAGEMENT FEE. In consideration for the advisory and other services provided by the Investment Manager to the Master Fund pursuant to the Investment Management Agreement, the Master Fund will pay the Investment Manager a management fee (the “Management Fee”) at an annual rate of 1.00%, payable monthly in arrears, based upon the Master Fund’s net assets as of month-end. Net assets means the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund. In the case of a partial month, the Management Fee will be based on the number of days during the month in which the Investment Manager invested Master Fund assets. The Management Fee will be paid to the Investment Manager out of the capital account of each limited partner of the Master Fund pro rata after adjustment for any subscriptions effective on that date and before giving effect to any repurchase of interests in the Master Fund or portions of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to or debited against the capital accounts of its limited partners.
     The Funds will not directly pay a management fee to the Investment Manager; however, the Multi-Strategy Fund bears an indirect share of the Management Fee as a result of the Multi-Strategy Fund’s investment in the Master Fund, and the TEI Fund and Offshore Fund bear an indirect share of the Management Fee as a result of the TEI Fund’s investment in the Master Fund through the Offshore Fund. A discussion regarding the basis for the approval of the Board of Directors of each Fund (each, a “Board”) of the Investment Management Agreement for the Master Fund is available in the Master Fund’s annual report dated March 31, 2009.
     SALES CHARGE. Investments in the Multi-Strategy Fund and the TEI Fund may be subject to a sales charge of up to 2.00% by the Distributor. The sales charge will be in addition to each investor’s purchase amount, and will not constitute part of an investor’s capital contribution to the Fund or part of the assets of a Fund. No sales charge is expected to be charged with respect to investments by the Investment Manager and its affiliates, and their respective directors, principals, officers and employees and others in the Investment Manager’s sole discretion. See “DISTRIBUTION ARRANGEMENTS — SALES CHARGE.”
     PERFORMANCE ALLOCATION. The general partner of the Master Fund will be allocated a Performance Allocation that is equal to 10% of the excess of the new net profits of the partner interests in the Master Fund (calculated and accrued monthly and payable annually) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of each Fund.
     FUND SERVICING FEE. Each Fund intends to pay compensation to HIP for fund services in accordance with a fund servicing agreement between each Fund and HIP (in such capacity, the “Servicing Agent”). The fund servicing fee (“Fund Servicing Fee”) for each Fund is payable monthly at an annual rate of 0.85%, of the month-end NAV of a Fund (prorated for shorter periods). The fund servicing fees payable to the Servicing Agent will be borne pro rata by all Partners of each corresponding Fund before giving effect to any repurchase of interests in the Master Fund effective as of that date and will decrease the net profits or increase the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including each Fund. The Servicing Agent may waive (to all investors on a pro rata basis) or pay to third parties all or a portion of any such fees in its sole discretion. The Servicing Agent may delegate some or all of its servicing responsibilities to one or more service providers. The Investment Manager may delegate and any such service provider will provide customary services, including some or all of the following: (1) assisting in the maintenance of a Fund’s records containing information relating to Partners; (2) providing the Funds with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of a Fund and Partner services; (3) as agreed from time to time with the Board in accordance with Rule 38a-1 under the Investment Company Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Funds; (4) assisting in the administration of meetings of the Board and its committees and the Partners; (5) assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Partners and a Fund, and the Funds and the Master Fund (or any successor thereto designated by a Fund); (6) assisting in arranging for, at the Funds’ expense, the preparation of all required tax returns; (7) assisting in the periodic updating of the Funds’ prospectus(es) and statement of additional information(s), the preparation of proxy statements to Partners, and the preparation of reports filed with regulatory authorities; (8) providing information and assistance as requested in connection with the registration of the Funds’ Units in accordance with state securities requirements; (9) providing assistance in connection with the preparation of the Funds’ periodic financial statements and annual audit as reasonably requested by the Board or officers of the Funds or the Funds’ independent accountants; and (10) supervising other aspects of the Funds’ operations and providing other administrative services to the Funds.
     ADMINISTRATION SERVICES. Each Fund will pay UMB Fund Services, Inc. (the “Administrator”) a fixed monthly administration fee of $2,000 ($24,000 on an annualized basis) in addition to a regulatory administration fee, transfer agency fees and certain out of pocket expenses (collectively, the “Fund Administration Fee”). In addition, the Master Fund will pay the Administrator a monthly administration fee of up to 0.075% on an annualized basis of the net assets of the Master Fund (prior to reduction for any Management Fee) (the “Master Fund Administration Fee”, and together with the Fund Administration Fee, the “Administration Fees”). The Master Fund Administration Fee will be paid to the Administrator pro rata before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its partners. The Funds and the Master Fund will also reimburse the Administrator for certain out-of-pocket expenses and pay the Administrator a fee for transfer agency services.
     CUSTODIAL SERVICES. UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Funds’, the Master Fund’s, and the Offshore Fund’s assets, and may maintain custody of those assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. Assets are not held by the Investment Manager or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106. The Custodian is an affiliate of the Administrator.
     FUND EXPENSES. Each Fund will pay all of its own expenses other than those that the Investment Manager or an affiliate of the Investment Manager assumes. The expenses of each Fund will include, but will not be limited to, any fees and expenses in connection with the organization of each Fund, including any offering expenses; brokerage commissions; interest and fees on any borrowings by a Fund; fees and expenses of outside legal counsel (including fees and expenses associated with review of documentation for prospective investments by each Fund), including foreign legal counsel; independent registered public accounting firm fees; fees and expenses in connection with repurchase offers and any repurchases of Units; taxes and governmental fees (including tax preparation fees); custody fees; expenses of preparing, printing, and distributing the Prospectus, the SAI (and any supplements or amendments thereto), reports, notices, other communications to Partners, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Partners’ meetings; expenses of corporate data processing and related services; Partner recordkeeping and Partner account services, fees, and disbursements; fees and expenses of the Directors that the Investment Manager does not employ; insurance premiums; and extraordinary expenses such as litigation expenses. Each Fund will also bear, as a direct or indirect investor in the Master Fund, its allocable portion of the fees and expenses of the Master Fund, and in the case of the TEI Fund, the expenses of the Offshore Fund. Each Fund may need to sell portfolio securities to pay fees and expenses, which could cause the affected Fund to realize taxable gains.
     Ongoing offering costs required by applicable accounting principles to be charged to capital that are incurred during a fiscal period will be charged to capital for the period.

FINANCIAL HIGHLIGHTS
     The information contained in the table below for the year or period ended March 31, 2009, March 31, 2008, March 31, 2007 and March 31, 2006, sets forth selected information derived from each Fund’s financial statements for the fiscal years ended March 31 and have been audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm. Deloitte’s report, along with each Fund’s financial statements and notes thereto, are incorporated by reference to each Fund’s annual report for the fiscal year ended March 31, 2009 previously filed on Form N-CSR on June 9, 2009 and are available upon request from each Fund. The information in the table below should be read in conjunction with those financial statements and the notes thereto.

				For the period
				from April 1, 2005
	For the year/period ended			(commencement
	March 31,			of operations) to
Hatteras Multi-Strategy Fund, L.P.	2009	2008	2007	March 31, 2006

Total return amortizing organizational expenses and before Performance Allocation[1]	— [2]	— [2]	— [2]	11.72%
Organization expense	—	—	—	-1.17%

Total return before Performance Allocation	-21.26%	2.91%	8.27%	10.55%
Performance Allocation[4]	-0.02%	-0.37%	-0.58%	-0.09%

Total return after amortizing organizational expenses and Performance Allocation	-21.28%	2.54%	7.69%	10.46%

Net investment loss before Performance Allocation	-1.92%	-1.66%	-1.94%	-2.79%

Ratio of other operating expenses to average net assets[3,5]	2.27%	2.25%	2.48%	3.58%
Ratio of bank borrowing expense to average net assets allocated from the Master Fund	0.03%	0.05%	0.03%	0.00%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation	2.30%	2.30%	2.51%	3.58%
Performance Allocation[4]	0.02%	0.26%	0.61%	1.25%

Total expenses and Performance Allocation before reimbursement from Investment Manager	2.32%	2.56%	3.12%	4.82%
Reimbursement from Investment Manager	0.00%	0.00%	-0.03%	-0.45%

Net expenses	2.32%	2.56%	3.09%	4.37%

Limited Partners’ capital, end of year (000’s)	$215,165	$237,029	$135,996	$42,122
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%	19.35%

[1]	Return is indicative of amortizing expenses over 60 months for tax purposes.

[2]	Organizational costs were fully expensed as of March 31, 2006.

[3]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.09%.

[4]	Performance allocation ratio is not annualized.

[5]	Ratios calculated based on total expenses and average net assets. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

				For the period
				from April 1, 2005
	For the year/period ended			(commencement
	March 31,			of operations) to
Hatteras Multi-Strategy TEI Fund, L.P.	2009	2008	2007	March 31, 2006

Total return amortizing organizational expenses and before Performance Allocation[1]	— [2]	— [2]	— [2]	11.50%
Organization expense	—	—	—	-0.35%[1]

Total return before Performance Allocation	-21.35%	2.39%	8.01%	11.15%
Performance Allocation[4]	-0.01%	-0.26%	-0.55%	-1.15%

Total return after amortizing organizational expenses and Performance Allocation	-21.36%	2.13%	7.46%	10.00%

Net investment loss before Performance Allocation	-1.99%	-2.14%	-2.24%	-3.49%

Ratio of other operating expenses to average net assets[3,5]	2.22%	2.31%	2.52%	4.64%
Ratio of allocated bank borrowing expense to average net assets	0.03%	0.05%	0.03%	0.00%
Ratio of withholding tax to average net assets	0.20%	0.41%	0.32%	0.08%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation	2.45%	2.77%	2.87%	4.72%
Performance Allocation[4]	0.01%	0.22%	0.62%	1.21%

Total expenses and Performance Allocation before reimbursement from Investment Manager[3]	2.46%	2.99%	3.49%	5.93%
Reimbursement from Investment Manager	0.00%	0.00%	-0.08%	-0.87%

Net expenses	2.46%	2.99%	3.41%	5.06%

Limited Partners’ capital, end of year (000’s)	$257,504	$304,765	$129,980	$32,175
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%	19.35%

[1]	Return is indicative of amortizing expenses over 60 months for tax purposes.

[2]	Organizational costs were fully expensed as of March 31, 2006.

[3]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.06%.

[4]	Performance allocation ratio is not annualized.

[5]	Ratios calculated based on total expenses and average net assets. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.

Fund Structure

FUNDS SUMMARY
     This is only a summary. This summary does not contain all of the information that Investors should consider before investing in the Funds. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “RISK FACTORS.”

The Funds and the Units	Hatteras Multi-Strategy Fund, L.P. (the “Multi-Strategy Fund”) is a closed-end, management investment company, organized as a Delaware limited partnership on November 23, 2004. Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund”) is a closed-end, management investment company, organized as a Delaware limited partnership on October 29, 2004. The Multi-Strategy Fund and the TEI Fund (together, the “Funds”) are non-diversified, which means that under the 1940 Act, the Funds are not limited in the amount of assets that they may invest in any single issuer of securities. Limited partnership interests of the Funds were offered in private placement from April 1, 2005 until the Funds became publicly offered beginning on November 3, 2008. The Multi-Strategy Fund invests substantially all of its assets in Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), which is also registered under the 1940 Act. The TEI Fund invests substantially all of its assets in the Hatteras Multi-Strategy Offshore Fund, LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the TEI Fund. The Offshore Fund invests substantially all of its assets in the Master Fund. The Master Fund invests substantially all of its assets with a number of independent trading advisers (“Advisers”) selected by Hatteras Investment Partners, LLC (“HIP”), the investment manager of the Master Fund (in such capacity, the “Investment Manager”), that are typically available on a collective basis to larger institutions. The Investment Manager primarily pursues the Funds’ objective investing the Master Fund’s assets with each Adviser either by becoming a participant in an investment vehicle operated by the Adviser (each, an “Adviser Fund,” which includes exchange-traded funds (“ETFs”), hedge funds, private investment funds and other investment funds) or by placing assets in an account directly managed by the Adviser (each, an “Adviser Account”). See Fund Structure on prior page.

The General Partner	Hatteras Investment Management LLC, a Delaware limited liability company, serves as the general partner of the Funds and of the Master Fund (in each case, the “General Partner”). The General Partner has irrevocably delegated to the boards of directors of the Funds (the “Boards”) its rights and powers to monitor and oversee the business affairs of the Funds, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Funds’ business.

Investment Objective and Strategies	The Master Fund has the same investment objective as the Funds and the Offshore Fund, which is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments through investments in the six asset classes of Opportunistic Equity, Enhanced Fixed Income, Absolute Return, Real Estate, Private Equity, and Energy and Natural Resources. The Funds’ secondary objective is to provide capital appreciation with less volatility than that of the equity markets.

The Investment Manager	As Investment Manager, Hatteras Investment Partners, LLC provides day-to-day investment management services to the Master Fund. Its principal place of business is located at 8540 Colonnade Center Dr., Suite 401, Raleigh, NC 27615, Telephone (888) 363-2324, Facsimile (816) 860-3138. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of March 31, 2009, approximately $1.2 billion of assets were under the management of the

Investment Manager. In order to comply with applicable Cayman Islands law, the Investment Manager holds a nominal, non-voting interest in the Offshore Fund. For further information, see Part II of Form ADV of the Investment Manager, which is available upon request to the Investment Manager at (888) 363-2324.

Management Fee	The Master Fund will pay the Investment Manager a management fee (“Management Fee”) at an annual rate of 1.00%, payable monthly in arrears, based upon the Master Fund’s net assets as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of interests in the Master Funds effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including each Fund. Although neither the Funds nor the Offshore Fund will pay any direct investment management or advisory fee, the Funds and the Offshore Fund will bear, as a result of their investment in the Master Fund, their allocable portion of the management fee charged to the Master Fund.

Performance Allocation	The General Partner of the Master Fund is allocated a performance allocation (calculated and accrued monthly and payable annually) equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount,” which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year (the “Performance Allocation”). The Performance Allocation is made on a “peak to peak,” or “high watermark” basis, which means that the Performance Allocation is made only with respect to new net profits. If the Master Fund has a net loss in any period followed by a net profit, no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered.

Fees of Advisers	Advisers will charge the Master Fund asset-based fees, and certain Advisers will also be entitled to receive performance-based fees or allocations. Such fees and performance-based compensation are in addition to both the fees that are charged by the Investment Manager to the Master Fund and allocated to the Funds, and the Performance Allocation charged by the General Partner. Moreover, an investor in the Multi-Strategy Fund bears a proportionate share of the expenses of the Master Fund and the Multi-Strategy Fund and, indirectly, similar expenses of the Adviser Funds. Likewise, an investor in the TEI Fund bears a proportionate share of the expenses of the Master Fund, the Offshore Fund and the TEI Fund, and indirectly, similar expenses of the Adviser Funds.

Investor Qualifications	Each prospective investor in a Fund will be required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means an individual or company (other than an investment company) that has a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1,500,000, or that meets certain other qualification requirements. In addition, Units are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.”

The Offering	The minimum initial investment in a Fund by any investor is $100,000, and the minimum additional investment in either Fund by any investor is $25,000. However, each Fund, in its sole discretion, may accept investments below these minimums.

Units will generally be offered for purchase as of the first day of each calendar month, except that Units may be offered more or less frequently as determined by the Board in its sole discretion. Once a prospective Investor’s purchase order is received, a confirmation is sent to the Investor. Potential Investors should deposit monies in the capital account by wire transfer pursuant to instructions provided to them by the Funds.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Funds and notified to prospective investors. Pending the closing of the initial public offering, or any subsequent offering, funds received from prospective investors will be placed in an interest-bearing escrow account with UMB Bank, N.A., the Funds’ escrow agent. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the applicable Fund on behalf of such investor. Any interest earned on escrowed amounts will be credited to such Fund.

A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Funds. Each Fund reserves the right to reject, in its sole discretion, any request to purchase Units in the Fund at any time. Each Fund also reserves the right to suspend or terminate offerings of Units at any time at the applicable Board’s discretion. Additional information regarding the subscription process is set forth under “Investor Qualifications.”

Investments in each Fund may be subject to a sales charge of up to 2.00% by Hatteras Capital Distributors, LLC (the “Distributor”). The General Partner may waive the minimum investment amount for its professional staff (e.g., portfolio managers and traders) and others in its sole discretion. The full amount of sales charges may be reallowed by the Distributor to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Units of a Fund.

Fund Servicing Fee	Each Fund will pay Hatteras Investment Partners, LLC (in such capacity, the “Servicing Agent”) for fund servicing in accordance with a fund servicing agreement. The Fund Servicing Fee for each Fund is payable monthly at the annual rate of 0.85% of the month-end NAV of the Units beneficially owned by customers of the Servicing Agent or any service provider who has entered into a service provider agreement with the Servicing Agent (prorated for shorter periods). The Fund Servicing Fee payable to the Servicing Agent will be borne pro rata by all Partners before giving effect to any repurchase of interests in the Master Fund effective as of that date, and will decrease the net profits or increase the net losses of the Master Fund that are credited to its interest holders, including each Fund. The Servicing Agent may waive (to all investors on a pro rata basis) or pay to service providers all or a portion of any such fees in its sole discretion. For more information see “FUND SERVICING FEE” above.

Units in each Fund are available to investors investing through broker/dealers and other financial intermediaries where the financial intermediary and/or the Servicing Agent has agreed to provide certain administrative services.

Distribution Policy	It is expected that distributions will generally not be made to Partners. However, the Board has the right to cause distributions to be made in cash or in-kind to the Partners in its sole discretion. Whether or not distributions are made, each Partner will be required each year to pay applicable federal, state and local income taxes on its allocable share of the Funds’ taxable income.

Closed-End Structure	Each Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies

(commonly known as mutual funds) in that beneficial owners of a closed-end fund do not have the right to redeem their Units on a daily basis.

Repurchase Offers	In order to provide a limited degree of liquidity to the Partners, each Fund intends to conduct repurchase offers generally quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year, provided that it is in the best interests of the Fund and the Partners to do so. In each repurchase offer, each Fund intends to offer to repurchase approximately 5% of its Units at their NAV determined as of approximately March 31, June 30, September 30 and December 31, as applicable (each, a “Valuation Date”), so long as no more than 20% of the Units are repurchased per quarter. If the value of Units tendered for repurchase exceeds the value a Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Units tendered. In such event, Partners will have their Units repurchased on a pro rata basis, and tendering Partners will not have all of their tendered Units repurchased by the Fund. Partners tendering Units for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 65 days prior to the date of repurchase by a Fund. A Partner participating in a repurchase offer may be subject to a repurchase fee payable to a Fund equal to 5% of the amount requested if such Partner has been a Partner for less than 12 months prior to the valuation date. The minimum value of a repurchase is $50,000, subject to the discretion of the General Partner. See “TENDER OFFERS/OFFERS TO REPURCHASE.”

Risk Factors	An investment in a Fund involves substantial risks, including the risk that the entire amount invested may be lost. The Multi-Strategy Fund, through its investment in the Master Fund, and the TEI Fund, through its investment in the Master Fund through the Offshore Fund, allocate their assets to Advisers and invest in Adviser Funds and Adviser Accounts that invest in and actively trade securities, commodities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other types of risks are also associated with an investment in the Funds, including risks relating to the fund of funds structure of the Master Fund, risks relating to the master-feeder structure, risks relating to compensation arrangements and risks relating to the limited liquidity of the Units. Additional risks include:
•	Industry Concentration Risk

•	Non-Diversification Risk

•	Leverage

•	Turnover

•	Valuation of Adviser Funds

•	Highly Volatile Markets

•	Counter-Party Credit Risk

•	Dilution

Accordingly, the Funds should be considered speculative investments, and you should invest in the Funds only if you can sustain a complete loss of your investment. Past results of the Investment Manager or its principals, the Funds or the Advisers are not indicative of future results. See “RISK FACTORS.”

USE OF PROCEEDS
     Substantially all of the proceeds from the sale of Units, net of the Multi-Strategy Fund’s and TEI Fund’s fees and expenses, will be invested in the Master Fund by the Multi-Strategy Fund, and in the Master Fund through an Offshore Fund by the TEI Fund, to pursue its investment program and objectives as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments.
DISTRIBUTION ARRANGEMENTS
General. Hatteras Capital Distributors, LLC, located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, acts as distributor to the Funds on a best-efforts basis, subject to various conditions, pursuant to a distribution services agreement (“Distribution Agreement”) between the Funds and the Distributor. Units in the Multi-Strategy Fund and the TEI Fund are offered with a maximum sales charge of 2.00%. The Distributor is also responsible for selecting brokers and dealers in connection with the offering of Units and for negotiating the terms of any such arrangements. The Distributor is an affiliate of the Investment Manager and it also serves as the Master Fund’s placement agent.
          Neither the Distributor nor any other party is obligated to buy from the Funds any of the Units. There is no minimum aggregate amount of Units required to be purchased in the initial public offering or any subsequent offering. In addition, the Distributor does not intend to make a market in the Units.
          The General Partner, Investment Manager, Distributor and/or their affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Units and/or the servicing of Unit holders. These payments will be made out of the General Partner’s, Investment Manager’s, Distributor’s and/or affiliates’ own assets and will not represent an additional charge to a Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Units in the Funds over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.
          Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with (i) its qualification as a broker-dealer under state or federal laws, and (ii) the advertising or promotion of the offering of the Units. The Distribution Agreement also provides that the Funds will indemnify the Distributor and its affiliates and certain other persons against certain liabilities, including certain liabilities arising under the Securities Act.
Sales Charge. Investments in the Funds may be subject to a sales charge of up to 2.00%, reduced according to the following schedule:
SALES CHARGE SCHEDULE:

AMOUNT OF INVESTMENT	SALES CHARGE
Up to $499,999	2.00%
$500,000 to $999,999	1.50%
$1,000,000 to $4,999,999	1.00%
At or above $5,000,000	0.00%
          The sales charge will be in addition to each Partner’s purchase amount, and will not constitute part of a Partner’s capital contribution to a Fund or part of the assets of such Fund. No sales charge is expected to be charged with respect to investments by the Investment Manager and its affiliates, and their respective directors, principals, officers and employees and others in the Investment Manager’s sole discretion. The full amount of the sales charge may be reallowed by the Distributor to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Units of a Fund.
          ADDITIONAL SALES OF UNITS. Each Fund currently intends to accept initial and additional subscriptions of Units as of the first business day of each calendar month or at such other times as may be determined by the General Partner. The General Partner may discontinue accepting subscriptions for Units at any time. Any amounts received in connection with a subscription for Units will be promptly placed in an escrow account with UMB Bank, N.A., as the Funds’ escrow agent, prior to their investment in a Fund. Any interest earned on escrowed amounts will be credited to the Fund. All subscriptions for Units are subject to the receipt of cleared funds prior to the applicable purchase date in the full offering price. Although a Fund may accept, in its sole discretion, a subscription prior to receipt of cleared funds, a prospective Partner may not become a Partner until cleared funds have been received, and the prospective

Partner is not entitled to interest or performance returns until accepted as a Partner. The prospective Partner must also submit a completed investor application before the applicable purchase date. Each Fund reserves the right to reject any offer to purchase Units and the Investment Manager may, in its sole discretion, suspend subscriptions for Units at any time and from time to time.
MANAGEMENT OF THE FUNDS
     GENERAL. Each Fund is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Multi-Strategy Fund was formed as a limited partnership organized under the laws of the State of Delaware on November 23, 2004. The TEI Fund was formed as a limited partnership organized under the laws of the State of Delaware on October 29, 2004.
     THE BOARD OF DIRECTORS. Each Fund and the Master Fund are governed by a Board of Directors (each, a “Board”), which is responsible for protecting the interests of the Partners under the 1940 Act. At least a majority of the members of each Board are independent directors. A Board is elected by its Partners and meets periodically throughout the year to oversee the applicable Fund’s business, review its performance, and review the actions of the Investment Manager. “BOARDS OF DIRECTORS AND OFFICERS” in the SAI identifies the Directors and officers of each Fund and the Master Fund and provides more information about them.
     The Offshore Fund has two members, the TEI Fund and the Investment Manager (which holds only a nominal non-voting interest). The TEI Fund is the managing member of the Offshore Fund, and the non-managing member has delegated the day-to-day management and general oversight responsibilities of the Offshore Fund to the TEI Fund. The Offshore Fund therefore is effectively controlled by the Board of the TEI Fund.
     THE INVESTMENT MANAGER. The Investment Manager is responsible for providing day-to-day investment management services to the Master Fund, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment management agreement with the Master Fund (the “Investment Management Agreement”). Under the Investment Management Agreement, the Investment Manager is responsible for developing, implementing and supervising the Master Fund’s investment program. The Investment Manager is controlled by David B. Perkins. The Investment Manager along with its affiliated entities (collectively referred to as “Hatteras”) is a provider of unique alternative investment solutions for investment professionals. Hatteras was founded in 2003 to give investors the ability to access institutional-quality alternative investments with confidence. Hatteras partners with top-tier alternative investment teams whose unique skill, experience and investment focus enables Hatteras to design, structure and deliver investment products that solve specific portfolio needs.
     As of March 31, 2009, the Investment Manager and its affiliates had assets under management of approximately $1.2 billion.
     MANAGEMENT TEAM. The following biographies are of the members of the Investment Manager’s investment committee (the “Investment Committee”) and other officers of the Investment Manager primarily responsible for selecting Advisers on behalf of the Investment Manager and allocating the Master Fund’s assets among them:
DAVID B. PERKINS, CAIASM
Chief Executive Officer
     Mr. Perkins is responsible for creating and implementing the strategic vision of the firm. As a member of Hatteras’ Portfolio Management Team, Mr. Perkins oversees the firm’s investment process, including identification and optimization of investment strategies, risk management, process development and control, manager selection and due diligence, tactical and strategic asset allocation decisions, as well as strategic planning. Prior to founding Hatteras, Mr. Perkins was the co-founder and Managing Partner of CapFinancial Partners, LLC, where his primary responsibilities included oversight and direction of the investment consulting process including strategic and tactical asset allocation and investment manager search and selection with a particular emphasis on alternative investment strategies. Mr. Perkins has more than 19 years experience in investment management consulting and institutional and private client relations and offers proven experience building, operating and leading client-focused businesses. Mr. Perkins received his Bachelor of Arts degree from the University of North Carolina at Charlotte and his Certified Investment Strategist (CIS) designation through the Stern School of Business at New York University.
MARK W. YUSKO
President and Chief Investment Officer
     Prior to forming Morgan Creek, Mr. Yusko was President, Chief Investment Officer and Founder of UNC Management Company, the Endowment investment office for the University of North Carolina at Chapel Hill, from 1998 to 2004. Throughout his tenure, he directly oversaw strategic and tactical asset allocation recommendations to the Investment Fund Board, investment manager selection, manager performance evaluation, spending policy management and performance reporting. Total assets under management were $1.5 billion ($1.2 billion in endowment assets and $300 million in working capital). Until 1998, Mr. Yusko was the Senior Investment Director for the University of Notre Dame Investment Office, which he joined as the Assistant Investment Officer in October of 1993. He worked with the Chief Investment Officer in all aspects of Endowment Management. Mr. Yusko received his Bachelor of Science Degree, with Honors, in Biology and Chemistry from the University of Notre Dame and a Masters of Business Administration in Accounting and Finance from the University of Chicago.
JOSHUA E. PARROTT, CAIASM
Director of Risk Management
     Mr. Parrott’s primary responsibilities include risk management of the Multi-Strategy Funds, hedge fund due diligence and working closely with investment advisory relationships. Prior to joining Hatteras, Mr. Parrott was employed at Dialectic Capital in New York, where he assisted in portfolio analysis and the launch of a long/short equity hedge fund. Prior to Dialectic, Mr. Parrott was employed by Morgan Stanley and Bear Stearns as a Financial Advisor for high net worth individuals. Mr. Parrott received his Bachelor of Science degree from the University of Vermont and attended international schools in Zimbabwe and Kenya. Mr. Parrott has also earned his designation as a Chartered Alternative Investment Analyst (CAIA).
     For more information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Funds, see the SAI.

INVESTMENT OBJECTIVE AND STRATEGIES
INVESTMENT OBJECTIVE
     THE FUNDS’ INVESTMENT OBJECTIVE. The Master Fund has the same investment objective as the Funds and the Offshore Fund, which is to provide capital appreciation consistent with the return characteristic of the alternative investment portfolios of larger endowments through investments in the six asset classes of Opportunistic Equity, Enhanced Fixed Income, Absolute Return, Real Estate, Private Equity, and Energy and Natural Resources. The Funds’ secondary objective is to provide capital appreciation with less volatility than that of the equity markets. To achieve its objective, the Multi-Strategy Fund will invest substantially all of its investable assets in the Master Fund, and the TEI Fund will invest substantially all of its investable assets in the Offshore Fund, which will invest substantially all of its assets in the Master Fund. The Master Fund invests substantially all of its assets with Advisers selected by the Investment Manager. Generally, the Investment Manager intends to select Advisers that collectively employ widely diversified investment strategies (e.g., allocate to a spectrum of alternative investments) and engage generally in the six asset classes listed above.
     ALLOCATION. To pursue their objective, the Multi-Strategy Fund invests in the Master Fund, and the TEI Fund invests in the Master Fund indirectly through the Offshore Fund. The Master Fund utilizes investment strategies and uses Advisers that are typically available on a collective basis to larger institutions. The Investment Manager pursues the Funds’ objective by allocating the Master Fund’s assets with Advisers by the Master Fund becoming an investor in an Adviser Fund. However, it may place the Master Fund’s assets in an account directly managed by an Adviser (“Adviser Account”). The Investment Manager is responsible for determining the amount of assets to be allocated to each Adviser and for reallocating assets among new and existing Advisers. Generally, the Investment Manager intends to select Advisers who invest in one or more of six asset classes: Opportunistic Equity, Enhanced Fixed Income, Absolute Return, Real Estate, Private Equity and Energy/Natural Resources. However, the Investment Manager may also retain Advisers who invest in other asset classes. These investments may be accomplished in various ways including direct investments and indirect investments such as through derivative transactions including swaps and options. Although it is not required to do so, the Investment Manager anticipates that the Master Fund will typically utilize at least 20 different Advisers. The Investment Manager is responsible for determining the amount of assets to be allocated to each Adviser and for reallocating assets among new and existing Advisers. Advisers may invest in a wide range of instruments and markets, including, but not limited to, U.S. and non-U.S. equities and equity-related instruments (including, without limitation, common and preferred stock, warrants, options, convertible stock and restricted securities), currencies, commodities, real estate, financial futures, fixed income, debt-related instruments (including corporate debt instruments), high yield bank loans, as well as securities and other financial instruments issued or guaranteed by the U.S. government or a federal agency or instrumentality, or by a non-U.S. government, agency or instrumentality. Advisers may also invest in repurchase and reverse repurchase agreements, securities lending agreements, futures contracts, spot and forward contracts, options, swaps, and hybrid, synthetic and derivative instruments.
     In addition to benefiting from the Advisers’ individual investment strategies, each Fund expects to achieve the benefits of the Master Fund’s broad allocation of its assets among a carefully selected group of Advisers across numerous markets and investment strategies. The Investment Manager expects that by investing through multiple Advisers and across multiple investment strategies, the Master Fund may significantly reduce the volatility inherent in a more concentrated portfolio that is invested in fewer Advisers and/or strategies.
     Notwithstanding the above, the Master Fund may, from time to time and subject to applicable law, co-invest in the portfolio companies held by one or more Adviser Funds in the private equity and real estate sectors.
     ACCESS. Many Adviser Funds are organized as limited partnerships that are not required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in such Adviser Funds or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held by the managers of such investor) in such Adviser Funds. Many of these Adviser Funds will have greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the nature of performance-based compensation paid to Advisers, the types of trading strategies employed, and in many cases, the amount of leverage they may use.
     An investment in a Fund enables investors to invest, through the Master Fund’s investments, with Advisers whose services typically are not available to the general investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in a Fund also enables investors to invest with a cross-section of investment strategies without incurring the high minimum investment requirements that Advisers typically would impose on investors.
     CAPITAL ALLOCATION DECISIONS. The Funds expect the Master Fund to allocate its assets broadly among the six asset classes, and to have target ranges for the allocation of capital among such asset classes. However, the asset allocation ranges provide the latitude for the Investment Manager to allocate more or less capital to a particular asset class depending on the Investment Manager’s belief about the opportunities for attractive risk-adjusted returns afforded by that asset class over a given investment time horizon. In making such asset allocation decisions, the Investment Manager will consider national and international economic and geopolitical conditions, the risks incident to the asset class and the return opportunities for such strategy (among other considerations) and gauge these factors versus the relative opportunities with other asset classes and the need for a broad portfolio to reduce risk (as measured by volatility).
     The Funds’ investment objective is non-fundamental and may be changed by the Board without the approval of the Partners. Except as otherwise stated in this Prospectus or the Limited Partnership Agreement of a Fund, the investment policies, asset allocation ranges, strategies and restrictions of the Funds are not fundamental and may be changed by the Board without the approval of the Partners. The Funds’ principal investment policies and strategies are discussed below.
ASSET CLASSES AND INVESTMENT STRATEGIES
     The Multi-Strategy Fund seeks to achieve its investment objective by investing substantially all of its assets in the Master Fund, which in turn will invest its assets in assets managed by Advisers, with the objective of adding additional Advisers as the Master Fund’s assets grow and the need to diversify among additional Advisers increases. The TEI Fund seeks to achieve its investment objective by investing substantially all of its assets in its corresponding Offshore Fund, which in turn will invest its assets in the Master Fund, which in turn will invest its assets in assets managed by Advisers, with the objective of adding additional Advisers as the Master Fund’s assets grow and the need to diversify among additional Advisers increases. The following is a description of each of the asset classes and investment strategies in which the Advisers will invest:
OPPORTUNISTIC EQUITY
•	Long/Short Public Equity

•	Global Macro

•	Short Selling
     The Opportunistic Equity asset class is generally composed of Adviser Funds that predominantly invest in all global markets, including the U.S. domestic markets, and predominantly invest in equity securities. While the Opportunistic Equity asset class consists of Adviser Funds that trade predominantly in equity securities, certain of the Advisers chosen may additionally invest all or a portion of the Adviser Funds in debt or other instruments.
     These Advisers will opportunistically allocate capital to those markets around the globe which they believe present the best opportunities for profit based on either the Adviser’s fundamental company valuation analysis or perceived macroeconomic shifts. To achieve an appropriately broad range of investments, the Master Fund may employ more than one Opportunistic Equity Adviser, each of which will typically focus on particular geographical markets in a general set of market capitalization ranges and/or employ a particular style of investing.
     Within the asset class, the Long/Short Public Equity strategy primarily involves investments in publicly traded equity instruments in developed countries (generally). This strategy involves identifying securities that are mispriced relative to related securities, groups of securities, or the overall market. Advisers that manage Long/Short Public Equity Adviser Funds generally derive performance by establishing offsetting positions (a “long” and “short” position) based on perceived disparities in the relative values of the positions or portfolio of positions. Unlike “long only” managers, Long/Short Public Equity Advisers will almost always have “short” positions in stocks, and may also use a variety of other tools designed to enhance performance (e.g., leverage), mitigate risk and/or protect profits (e.g., market “puts” and “calls,” etc.). However, to be included in this asset class, a Long/Short Public Equity Adviser will generally have to be “net short” biased (i.e., in general, generate returns that have a negative correlation to the overall equity markets) or be “market neutral” (i.e., attempts to offset its “long” position with a corresponding “short” position so that there is no “net long” or “net short” position). On occasion, an Adviser within the strategy may run a net “long” position; provided, however, that the net “long” position will typically be less than those included in the traditional “long” equity portfolio.

     The Long/Short Public Equity Adviser Funds included in the Opportunistic Equity asset class may be “market neutral” or have a net “short” bias. As a result, these Adviser Funds typically tend to have little, if any, or negative correlation with traditional equity investments (as contrasted with Long/Short Public Equity Advisers in a long equity portfolio, which will have a “net long” bias and thus would likely have a positive correlation to the broad equity markets or subsets thereof). A “net short” bias Adviser may utilize an equity index hedge to offset the impact of systemic equity risk on the Adviser Fund’s short stock position. In addition, hedging can be accomplished through short sales and/or the use of index options and futures or other derivative products. Leverage may also be employed by the Advisers to enhance the risk/reward profile of the portfolio, although leverage also can increase the risk of greater portfolio losses. Short-selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research.
     Investments may represent short-term trading opportunities or a longer-term fundamental judgment on the relative performance of a security. The Investment Manager believes key capabilities in long/short equity investing are in-depth fundamental and regulatory analysis, industry experience, and/or valuation and financial modeling. It is important to note that an Adviser may employ all or a portion of these capabilities in constructing its portfolio. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     Advisers utilizing Global Macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies may include positions in the cash, currency, futures and forward markets. These Advisers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading, and emerging markets (debt and equity) and other special situation investing. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global Macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used. With a broader global scope, returns to the Global Macro strategy generally exhibit little to no correlation with the broader domestic equity and bond markets.
     The Short Selling strategy involves selling short the stock of companies whose fundamentals, liability profile and/or growth prospects do not support current public market valuations. A short sale involves the sale of a security that the Adviser Fund does not own with the expectation of purchasing the same security (or a security exchangeable therefor) at a later date at a lower price. To make delivery to the buyer, the Adviser Fund must borrow the security, and the Adviser Fund is obligated to return the security to the lender (which is accomplished by a later purchase of the security by the Adviser Fund) and to pay any dividends paid on the borrowed security over the term of the loan. In the U.S., when a short sale is made, the seller generally must leave the proceeds thereof with the broker and deposit with the broker an amount of cash or securities sufficient under applicable margin regulations and the requirements of the broker (which may be higher) to collateralize its obligation to replace the borrowed securities that have been sold. If short sales are effected in foreign stocks, such transactions may be governed by local law.
     Short selling can be used to capitalize on any divergence between the long-term value of a stock and the short-term pricing by capital markets of the same stock. Adviser Funds may combine short selling with an equity index hedge to offset the impact of systemic equity risk on the Adviser Fund’s short stock position.
ENHANCED FIXED INCOME
•	High Yield Debt

•	Distressed Securities

•	Global Debt
     The Enhanced Fixed Income asset class seeks to provide superior risk-adjusted investment performance by focusing on less efficient areas of the global fixed income markets (including certain sectors of the U.S. fixed income markets). In general, this asset class encompasses High Yield Debt, Distressed Securities, and Global Debt investing (including, among other things, in emerging markets). To achieve an appropriately broad allocation of investments, the Master Fund may employ more than one Adviser in each Enhanced Fixed Income asset class, with the objective of gaining diversification in geography (to minimize the economic or currency risk of a particular country or region), credit quality, issuers, industrial segment and/or other factors important to generate a broad portfolio. It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio.

     The High Yield Debt strategy involves investing predominantly in the debt of financially troubled, or stressed, companies. These companies are generally experiencing financial difficulties that have either led to a default on their indebtedness or increased the likelihood of default. A default may be related to missing a payment of interest or principal when due (“payment default”), which is generally considered a major default, or more minor events of default, such as breaking a financial ratio (e.g., if the debt instrument requires a 2:1 cash flow to debt payment ratio, having a ratio of less than 2:1). These more minor events of default may be waived by the creditor (generally the trustee of the bond issuance), but evidence an increased likelihood that the issuer will not be able to pay the indebtedness when due. Thus, in the event that a company is experiencing financial difficulties (which is generally the case), the Investment Manager believes it is important to determine the following: (1) the capital structure of the company (particularly debt that is senior to the debt issuance being considered); (2) the asset base of the company (what would be realized in a distressed liquidation mode that is generally less than what the assets would be worth in a more orderly disposition); and (3) whether this liquidation covers senior obligations and generates sufficient proceeds to repay the debt instrument being purchased. This would represent the liquidation value of the company and give the High Yield Debt Adviser the “downside” case. In addition, the High Yield Debt Adviser would typically analyze the company to determine the ability of the company to correct any operational difficulties, weather a recession or downturn in its industry or otherwise return to operational health. This requires strong fundamental analysis to determine the company’s current health, its prospects for returning to financial health based on current trends or management plans, and the current and prospective operational and economic environment (“fundamental analysis”). In other contexts, a high yield instrument may be one that is issued by a company that still is an investment grade company (but typically in the lower end of investment grade) but may have a specific contingent liability clouding its horizon (e.g., underfunded pension obligations), be in an industry that is experiencing significant turmoil or is in a troubled region of the world, etc. Thus, the Investment Manager believes a critical aspect of investing in high yield fixed income instruments is analyzing these type and other types of exogenous events. High Yield Debt Advisers will generally consider, among other factors, the price of the security, the prospects of the issuer, the company’s history, management and current conditions when making investment decisions. It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio. Investments may involve both U.S. and non-U.S. entities and may utilize leverage.
     Distressed Securities strategies entail investing in the debt of companies experiencing significant financial or operational difficulties that often lead to bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event-related situations. These companies are generally experiencing even greater difficulties than companies in the “high yield” category. These securities generally trade at significant discounts to par value, because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low-credit instruments. Profits are generally made based on two kinds of mispricings: (1) fundamental or intrinsic value; and (2) relative value between comparable securities. The Investment Manager believes that the main competencies required to successfully implement these strategies lie in correctly valuing the intricacies of distressed businesses and industries as well as in adequately assessing the period over which the capital will be invested.
     Distressed Securities Advisers may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector, subordinated notes, trade claims or distressed real estate obligations) depending on their expertise and prior experience. Additionally, Distressed Securities Adviser Funds may be diversified across passive investments in the secondary market, participations in merger and acquisition activity, or active participation in a re-capitalization or restructuring plan. It is important to note that some or all of these factors may not be included in the construction of this portion of the portfolio. Distressed Securities Advisers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. Additionally, they may take an active role and seek representation in management on a board of directors or a creditors’ committee. In order to achieve these objectives, Distressed Securities Advisers may purchase, sell, exchange, or otherwise deal in and with restricted or marketable securities including, without limitation, any type of debt security, preferred or common stock, warrants, options, and hybrid instruments.
     Global Debt investing involves purchasing debt securities including bonds, notes and debentures issued predominantly by non-U.S. corporations; debt securities issued predominantly by non-U.S. Governments; or debt securities guaranteed by non-U.S. Governments or any agencies thereof. The strategy will generally consist of Adviser Funds investing in global fixed income portfolios and/or emerging markets debt securities.
     The Master Fund may invest in more than one Global Debt Adviser, with a goal of gaining diversification.

ABSOLUTE RETURN
•	Event Driven Arbitrage

•	Convertible Arbitrage

•	Merger Arbitrage

•	Fixed Income Arbitrage

•	Volatility Arbitrage

•	Statistical Arbitrage
     The Absolute Return asset class is an asset class that is defined herein as having a relatively low or negative correlation to the equity markets. In addition, certain strategies within this asset class may have less volatility through the use of arbitrage based strategies and hedging tools (e.g., “market” puts and calls, etc.).
     Event Driven Arbitrage centers on investing in securities of companies facing a major corporate event. The goal is to identify securities with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include, but are not limited to corporate events, such as restructurings, spin-offs and significant litigation (e.g., tobacco litigation). Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate events.
     The Convertible Arbitrage strategy typically involves the purchase of a convertible debt or preferred equity instrument (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note) concurrent with the short sale of, or a short over-the-counter derivative position in, the common stock of the issuer of such debt instrument. Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature). The Investment Manager believes that some of the key capabilities necessary to successfully run a Convertible Arbitrage portfolio include, among other things: reviewing the convertible market for attractive investment opportunities, accurately modeling the conversion option value, and in-depth fundamental credit analysis in building and managing the Convertible Arbitrage portfolio.
     The Master Fund may invest in one or more Advisers with exposure in the Convertible Arbitrage strategy to provide greater diversification across markets (U.S. and non-U.S. issues), sectors, credit ratings, and market capitalizations.
     The Merger Arbitrage strategy involves taking short and long investment positions in the stock of acquiring and target companies upon the announcement of an acquisition offer. Acquisitions are typically paid for in stock, cash or a combination thereof. Therefore, when an acquisition is announced, the acquiring company (“Acquiror”) will establish a price per share of the company being acquired (“Target”) in cash (per share cash price), stock (a share ratio is established) or a combination thereof. Typically, the Target is traded for less than the price being paid (in either cash or stock) prior to the announcement. When the announcement is made, the Target’s stock price will typically increase but still trade at a discount to the price being offering by the Acquiror. This discount — and the size of the discount — is principally a function of three factors: (1) the risk that the acquisition will close; (2) the time frame for closing (i.e., the time value of money); and (3) the amount of liquidity or capital being deployed by merger arbitrageurs and other investors. Accordingly, if a merger arbitrageur or investor believes that the risk of the acquisition not closing is not significant relative to the returns that can be generated by the “spread” between the current stock price of the Target and the price being offered by the Acquiror, the merger arbitrageur or investor will generally buy shares of the Target and “short” shares of the Acquiror in a stock for stock transaction. When the deal closes, the risk premium vanishes and the Adviser’s profit is the spread.
     Fixed Income Arbitrage is designed to identify and exploit anomalous (typically based on historical trading ranges) spreads in the prices of related securities. Such disparities, or spreads, are often created by imbalances in supply and demand of different types of issues (for example, agency securities relative to U.S. Treasury securities). A combination of macroeconomic analysis, political risk analysis, analysis of government policy and sophisticated financial modeling is oftentimes used to identify pricing anomalies. A typical arbitrage position consists of a long position in the higher yield, and therefore lower priced, security and a short position in the lower yield, higher priced security. For example, agencies of a similar duration of U.S. Treasury bills have over time established a relatively well defined trading range and carry a higher interest rate or yield. When agency securities trade at a discount to this range (e.g., when there is discussion about whether agencies should continue to receive a U.S. government guarantee), such agency securities will trade at a higher than normal discount to U.S. Treasury securities (reflected by a higher current yield in agency securities). Accordingly, in such a situation, an Adviser would typically buy the agency securities “long” and then “short” the U.S. Treasury securities. When the spread narrows or becomes more in line with historical norms, the Adviser generates a profit by closing its position. In general, these fixed income investments are structured with the expectation that they will be non-directional and independent of the absolute levels of interest rates. As interest rate exposure is typically “hedged out,” these strategies generally exhibit little to no correlation to the broader equity and bond markets.
     Fixed Income Arbitrage may also include buying fixed income or yield bearing instruments “long” with a higher coupon or yield and “shorting” a shorter duration instrument with a lower coupon. The Adviser typically makes a “spread” on the difference between the higher yielding “long” position and the lower yielding “short” position. Investment banks may allow an Adviser to use significant leverage in these positions (particularly if the instruments are investment grade corporate securities or government securities).
     Volatility Arbitrage entails the use of derivative investments and can be used on both a stand-alone basis and as a hedging strategy in conjunction with other investment strategies. As a stand-alone strategy, exchange-traded domestic or global index options and/or options on futures contracts are used to exploit anomalies in the pricing of volatilities in related assets. There are several well-defined related securities and/or asset classes that Volatility Arbitrage Advisers typically follow to determine when they are out of their historical trading ranges. By continually monitoring these relationships, the Adviser can attempt to identify when the securities or asset classes trade out of their normal trading range and can put a trade on when there has not been a fundamental, or exogenous, change in the relationship. For example, in 2002 market index volatility reached levels not seen since the 1930’s. Once it was determined that the volatility indices for these markets were trading significantly above their historical trading bands, many managers put on positions that were net “short” volatility. This strategy thus seeks to profit when overall market index volatility declines, reverting back to a more normal historical range. As an adjunct strategy, these same derivative instruments can be used to manage risk and enhance returns on investments made utilizing other strategies.
     Statistical Arbitrage strategies seek to profit from offsetting long and short positions in stocks or groups of related stocks exhibiting pricing inefficiencies that are identified through the use of mathematical models. The strategy primarily seeks out these inefficiencies by comparing the historical statistical relationships between related pairs of securities (e.g. intra-industry or competitor companies). Once identified, the Adviser will establish both long and short positions and will often utilize leverage as the identified discrepancies are usually very slight in nature. A strong reliance on computer-driven analysis and relatively minute pricing inefficiencies are what typically separate this strategy from a more traditional long/short equity strategy. Though typically market neutral in nature, a Statistical Arbitrage portfolio’s gross long and short positions may be significantly large and portfolio turnover can often be high.
     In addition to identifying related pairs of securities, statistical arbitrageurs will also seek out inefficiencies in market index constructions. This index arbitrage strategy is designed to profit from temporary discrepancies between the prices of the stocks comprising an index and the price of a futures contract on that index. For example, by buying the 500 stocks comprising the S&P 500 index and simultaneously selling an S&P 500 futures contract, an investor can profit when the futures contract is expensive relative to the underlying basket of stocks based on statistical analysis. Like all arbitrage opportunities, index arbitrage opportunities typically disappear once the opportunity becomes better-known and other investors act on it.
REAL ESTATE
     The Real Estate asset class consists generally of investing in Adviser Funds that are: (1) registered investment companies or managers that invest in real estate investment trusts (commonly known as “REITs”); and (2) private partnerships that make direct investments in (i) existing or newly constructed income-producing properties, including office, industrial, retail, and multi-family residential properties, (ii) raw land, which may be held for development or for the purpose of appreciation, and/or (iii) timber (whether directly or through a REIT or other Adviser Fund). This asset class seeks to derive performance from accurately valuing the future income-producing capacity of a real estate property from its location, condition and previous operating history (cash flow, occupancy rates and expenses) relative to other fixed income or yield alternatives.
     REITs seek to optimize share value and increase cash flows by acquiring and developing new projects, upgrading existing properties or renegotiating existing arrangements to increase rental rates and occupancy levels. REITs must distribute 90% of their net earnings to investors in order to benefit from a special tax structure, which means they may pay high dividends. The value of a particular REIT can be affected by such factors as its need for cash flow, the skill of its management team, and defaults by its lessees or borrowers or the current interest rate environment relative to the yield being generated by a particular REIT. To a much lesser extent, conventional mortgage loans, participating mortgage loans, common or preferred stock of companies whose operations involve real estate (i.e., that primarily own or manage real estate), and collateralized mortgage obligations will be used as the investment vehicle of choice.

     Advisers whose Adviser Funds are private partnerships that invest in real estate typically offer the opportunity to generate high absolute returns, but without the liquidity offered by REITs. These Advisers will invest mainly in established properties with existing rent and expense schedules or in newly constructed properties with predictable cash flows or in which a seller agrees to provide certain minimum income levels. On occasion, these Advisers may invest in raw land, which may be acquired for appreciation or development purposes. These Advisers typically provide their investors with a current yield (generally from rental or lease income on properties) and will often seek to generate capital gains through the sale of properties. However, these Advisers often do not provide their investors with the right to redeem their investment in the Adviser Fund, thus the investors only gain liquidity in their investment though the distribution of rental income and the ultimate liquidation or sale of real estate assets held by the Adviser Fund.
     Adviser Funds may additionally invest in foreign real estate or real estate-related investments. The Master Fund will consider the special risks involved in foreign investing before investing in foreign real estate and will not invest unless an underlying Adviser Fund has exhibited prior expertise in the foreign markets in which it invests.
PRIVATE EQUITY
     Private Equity investing seeks to generate capital appreciation through investments in private companies in need of capital. The Private Equity asset class seeks to profit from, among other things, the inefficiencies inherent in these markets through valuation and due diligence analysis of available business opportunities. Over time, the Master Fund will attempt to invest in a group of Adviser Funds that vary widely: sector, size, stage (venture, mezzanine, etc.), duration, liquidity, and the extent to which the Advisers take an active role in managing and operating the business. Additionally, it is expected that Adviser Funds will engage in both direct investment and co-investment private equity deals. The Investment Manager believes that the key capabilities necessary to successfully structure private equity transactions include, among other things, comprehensive business operations analysis; competitive industry landscape analysis; legal, environmental and other contingent liability analysis; ability to gauge management skill and effectiveness; ability to align interests of company management and the Adviser Fund; and ability to ascertain the optimal financing vehicle and structure.
ENERGY/NATURAL RESOURCES
     The Energy asset class consists generally of investing in Adviser Funds that are: (1) registered investment companies or managers that invest in publicly-traded energy companies; and (2) private partnerships that make direct investments in private or (sometimes) smaller publicly traded energy companies. The types of companies included within the “energy” sector will include a diverse range of energy industry sectors, including: oilfield service and equipment manufacturing sectors, exploration and production, technology, pipelines and storage, and power generation and transmission.
     The Investment Manager believes that the key capabilities necessary to successfully run the Energy asset class include, among other things, comprehensive business operations analysis; competitive industry landscape analysis; accurate energy asset valuation; commodities valuation and market analysis; legal, environmental and other contingent liability analysis; ability to gauge management skill and effectiveness; ability to align interests of company management and the Adviser Fund; and ability to ascertain the optimal financing vehicle and structure.
     Generally, the Energy Advisers will engage in longer-term investments with lower portfolio turnover than many of the other asset classes. Additionally, it is anticipated that the Energy asset class’ returns may exhibit relatively low correlation to the returns of the broader equity and bond markets as well as the other asset classes in the Funds.
     Securities issued by private partnerships investing in energy or natural resources may be more illiquid than securities issued by other Adviser Funds generally, because the partnerships’ underlying energy and natural resources investments may tend to be less liquid than other types of investments.
     In addition, the Master Fund may invest in other natural resources, such as timberlands, basic metals (e.g., iron, aluminum, and copper), precious metals (e.g. gold, silver, platinum and palladium) and other basic commodities. The Investment Manager believes that all non-energy related investing will account for a modest portion of the overall asset class.
OVERVIEW OF INVESTMENT PROCESS
     MANAGER CRITERIA; PORTFOLIO CONSTRUCTION. The Funds strive to maintain a broad allocation of their assets, both with regard to allocation of assets among Advisers and also allocation of assets among various asset classes, as set forth below. In general, studies indicate that a broadly allocated portfolio enables an investor to generate more consistent returns than one that is more concentrated. Accordingly, a broad allocation of assets is generally noted as a means to reduce investment risk as measured by volatility. Correspondingly, while a broad allocation of assets generally lowers volatility and helps to mitigate the risk of investment losses, an unconcentrated portfolio is subject to limitations on its ability to generate relatively high investment returns than a more concentrated portfolio can sometimes generate. Accordingly, an unconcentrated portfolio may be appropriate for investors that want less volatility in their portfolio and are willing to accept relatively lower, but generally more consistent, returns than a portfolio concentrated in a very few asset classes or Advisers.
     In general, the Master Fund seeks to allocate its assets in two ways: (1) allocation among Advisers; and (2) allocation among the six asset classes. The Master Fund may allocate assets to more than one Adviser Fund sponsored by the same Adviser, such as in the event that an Adviser sponsors Adviser Funds in various asset classes.
     MANAGER DIVERSIFICATION. The Investment Manager defines “manager risk” as the risk that an Adviser will not generate the returns commensurate with the mean of the Adviser’s peer group (e.g., same asset class and investment style) because of (a) poor fundamental analysis and/or security selection, (b) market timing, (c) management turnover within the Adviser or (d) other factors or circumstances that affected that Adviser’s performance specifically that were not caused by market conditions within the Adviser’s asset class generally. Manager risk may be reduced by, among other things, due diligence conducted on the Advisers and diversifying across multiple Advisers within the same or similar asset class.
     Accordingly, the Investment Manager on behalf of each Fund generally attempts to allocate assets among multiple Advisers to achieve an appropriately broad allocation among the asset classes and also among Advisers. The Master Fund does not invest assets that, at the time invested, represent more than 5% of its net assets with any one Adviser Fund or 15% of its net assets with any family of funds known by the Investment Manager to be managed by the same Adviser. It is important to note, however, that the Master Fund may invest less than 5% of its net assets with an Adviser Fund or 15% of its assets with an Adviser, and through appreciation of the Adviser Fund or Funds or depreciation of the other Adviser Funds owned by the Master Fund, these limitations may be exceeded. In such a case, the Investment Manager will reduce the Master Fund’s exposure to such Adviser Fund or Adviser, as the case may be, as soon as reasonably practicable. In addition, the Master Fund shall not invest capital, which at the time invested, represents more than 10% of an Adviser Fund’s assets. For purposes of this calculation, an Adviser Fund’s assets shall be deemed to include the assets in all of the Adviser’s accounts that are managed using a strategy substantially similar to the Adviser Fund.
     ALLOCATION AMONG ASSET CLASSES. The initial asset allocation ranges are generally intended to be as follows during normal market conditions:

	Range
Asset Class	Min.	Target	Max.
Opportunistic Equity	15%	25%	35%
Enhanced Fixed Income	15%	25%	35%
Absolute Return	10%	20%	30%
Real Estate (1)	5%	10%	15%
Private Equity (1)	5%	10%	15%
Energy/Natural Resources (1)	5%	10%	15%

(1)	Securities issued by private partnerships investing in real estate, private equity and/or energy/natural resources may be more illiquid than securities issued by other Adviser Funds generally, because such partnerships’ underlying investments may tend to be less liquid than other types of investments. The Investment Manager anticipates that attractive opportunities to invest in such partnerships will typically occur only periodically, as the Advisers in this asset class often only raise capital for new partnerships when existing partnerships are substantially invested.

     INVESTMENT MANAGER’S RIGHT TO ALTER ASSET ALLOCATION RANGES. Subject to the Limited Partnership Agreement of each Fund, the Investment Manager may, in its discretion, change or modify the asset allocation ranges from time to time. The Investment Manager does not currently intend to change or modify the asset allocation ranges to provide for a greater than 25% allocation to Adviser Funds which do not permit their owners to redeem any portion of their ownership interests within two years of the purchase of such interests.

DUE DILIGENCE AND SELECTION OF ADVISERS
     GENERAL. It is the responsibility of the Investment Manager to research and identify Advisers, to satisfy itself as to the suitability of the terms and conditions of the Adviser Funds and to allocate or reallocate the Master Fund’s assets among Advisers and asset classes. In the event that the Master Fund has one or more sub-advisers, it is also the responsibility of the Investment Manager to negotiate the investment subadvisory agreements, subject to requisite approval by the Partners or SEC exemptive relief from such requirements. There can be no assurance that the Funds will seek, or that the SEC will grant, such exemptive relief. The Investment Manager allocates the Master Fund’s assets among Advisers using the diverse knowledge and experiences of the Investment Committee members to assess the capabilities of the Advisers and to determine an appropriate mix of asset classes, investment strategies, sectors and styles given the prevailing economic and investment environment. The Advisers with which the Master Fund invests may pursue various investment strategies and are subject to special risks. See “RISK FACTORS — GENERAL RISKS” and “RISK FACTORS — INVESTMENT-RELATED RISKS.”
     PROCESS OF PORTFOLIO CONSTRUCTION. The Investment Manager generally intends to employ a multi-step process in structuring and monitoring the Master Fund’s portfolio.
     Step 1: The Investment Manager will attempt to develop a pool of potential Adviser Funds to consider for investment. The Investment Committee will use its expertise and contacts in the investment management industry, along with third party publications and databases, to gain coverage of relevant investment opportunities across strategies, sectors, risk tolerances and objectives.
     Step 2: The Investment Committee will attempt to identify potential Adviser Funds based on quantitative, qualitative, or due diligence criteria. In its quantitative consideration of potential investments, the Investment Manager may undertake a variety of analyses to screen prospective Adviser Funds. Quantitative considerations may include, among other things, an analysis of each Adviser Fund’s return, risk (as measured by the volatility of a prospective Adviser Fund’s returns), drawdowns (any period during which a prospective Adviser Fund’s value is below its previous highest value; that is, any period during which it has suffered a loss), and correlations (the statistical relationship between a prospective Adviser Fund’s return and the return of other Adviser Funds or certain markets) on both an individual basis and relative to its associated hedge fund strategy. In addition, the Investment Manager may consider certain historical portfolio information for each prospective Adviser Fund.
     The potential Adviser Funds may also be evaluated on the basis of certain qualitative or due diligence criteria. Qualitative considerations may include, among other things, organizational profile, assets under management, quality and experience of key investment personnel, depth and continuity of the investment team, quality of administrative systems and support staff, ability to implement strategies, and a consideration of various risk control philosophies employed by the various Advisers.
     Step 3: Once a broad pool of potential Adviser Funds has been identified, the Investment Committee then determines an allocation for the Master Fund’s assets across the pool, consistent with the asset allocation ranges then in effect. In creating the Master Fund’s asset allocation targets (which shall be within the asset allocation ranges then in effect), the Investment Committee will analyze the performance results associated with each potential Adviser Fund and its asset class to determine the return, risk, and correlation relationships within and between each asset class and potential Adviser Fund over time. The Investment Committee may also analyze existing and developing market, economic, and/or financial trends.
     Step 4: The fourth step will see this due diligence effort revisited from time to time for the life of the Master Fund. The Investment Manager intends to monitor the overall level of assets managed, the estimated capacity of each Adviser Fund, any management or firm ownership changes and the adherence to the pre-defined strategy and risk/return targets set forth when the investment was made. The Investment Committee will regularly monitor the returns of each Adviser Fund in an effort to evaluate whether its return pattern is consistent with the expected return pattern for that particular Adviser Fund or asset class, as applicable. If any Adviser Fund’s returns fall outside certain limits established by the Investment Committee, the Committee may carry out a formal review of the Adviser Fund to determine if a reallocation of the Master Fund’s assets is necessary. As a general matter, an Adviser who can provide statistical evidence that its management consistently outperforms its peers within the Adviser Fund’s asset class (whether based on net performance after fees and expenses or on a risk-adjusted basis, taking into account volatility) will be favored over investment advisers whose records do not provide such evidence. In addition, the Investment Committee will also seek to add Adviser Funds that provide certain types of exposure or risk-return tendencies that complement the entire investment portfolio of the Funds or other Adviser Funds within that particular asset class.
RISK FACTORS
     All investments carry risks to some degree. The Funds cannot guarantee that their investment objective will be achieved or that the Master Fund’s strategy of investing in the Adviser Funds will be successful. Investments In The Funds Involve Substantial Risks, Including The Risk That The Entire Amount Invested May Be Lost. The Multi-Strategy Fund, through its investment in the Master Fund, and the TEI Fund, through the Offshore Fund and Master Fund, allocate their assets to Advisers and invest in Adviser

Funds (or open Adviser Accounts) that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other types of risks are also associated with investments in the Funds, including risks relating to the fund of funds structure of the Master Fund, risks relating to the master-feeder structure of the Funds, risks relating to compensation arrangements and risks relating to the limited liquidity of the Units.
GENERAL RISKS
     LIMITED OPERATING HISTORY. The Multi-Strategy Fund was organized on November 23, 2004. The Master Fund and the TEI Fund were organized on October 29, 2004. Therefore, the Funds have a limited operating history. Limited partnership interests of the Funds were offered in private placement from April 1, 2005 until the Funds became publicly offered beginning on November 3, 2008. Personnel of the Investment Manager have experience in managing private investment funds that invest in unregistered investment companies or separate accounts whose investment advisers are hedge fund managers. In addition, the Investment Manager may serve as investment manager for other registered closed-end investment companies and pooled investment vehicles, including those not registered with the SEC, that also invest through the Master Fund. Nonetheless, a Fund may not succeed in meeting its objective, and the Fund’s NAV may decrease.
     LACK OF OPERATING HISTORY OF ADVISER FUNDS. Certain Adviser Funds may be newly formed entities that have no operating histories. In such cases, the Investment Manager may evaluate the past investment performance of the applicable Advisers or of their personnel. However, this past investment performance may not be indicative of the future results of an investment in an Adviser Fund. Although the Investment Manager, its affiliates and their personnel have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Funds’ investment programs should be evaluated on the basis that there can be no assurance that the Investment Manager’s assessments of Advisers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Funds may not achieve their investment objective and each Fund’s NAV may decrease.
     MASTER/FEEDER STRUCTURE. The Master Fund may accept investments from other investors (including other feeder funds), in addition to the Funds. The Master Fund currently has other investors that are feeder funds, and it may have additional investors in the future, including feeder funds managed by the Investment Manager or an affiliate thereof. Because each Fund and the Master Fund, as well as any other feeder fund, can set its own transaction minimums, feeder-specific expenses, and other conditions, one fund could offer access to the Master Fund on more attractive terms, or could experience better performance, than the Funds. Smaller feeder funds may be harmed by the actions of larger feeder funds. For example, a larger feeder fund will have more voting power than each Fund over the operations of the Master Fund. If other feeder funds tender for a significant portion of their interests in a repurchase offer, the assets of the Master Fund will decrease. This could cause each Fund’s expense ratio to increase to the extent contributions to the Master Fund do not offset the cash outflows.
     NON-DIVERSIFIED STATUS. Each Fund is “non-diversified” under the 1940 Act. That means that the Funds are not subject to limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer, market segment or Adviser Fund. Each Fund’s and the Master Fund’s NAVs may therefore experience greater volatility than that of an investment company that is subject to such limitations. This policy gives the Master Fund more flexibility to invest in the obligations of a single borrower or issuer than if it were a “diversified” fund.
     INDUSTRY CONCENTRATION RISK. Adviser Funds generally are not subject to industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. Although the Funds do not believe it is likely to occur given the nature of their investment program, it is possible that, at any given time, the assets of Adviser Funds in which the Master Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. However, because these circumstances may arise, each Fund is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through investments the Master Fund makes in the Adviser Funds, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Adviser Funds are not generally required to provide current information regarding their investments to their investors (including the Funds). Thus, the Funds and the Investment Manager may not be able to determine at any given time whether or the extent to which Adviser Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry.
     REPURCHASE OFFERS; LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS. Each Fund will offer to purchase only a small portion of its Units (generally each quarter), and there is no guarantee that Partners will be able to sell all of the Units that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, each Fund may repurchase only a pro rata portion of the Units tendered by each Partner. The potential for proration may cause some investors to tender more Units for repurchase than they wish to have repurchased.
     The Multi-Strategy Fund’s assets consist primarily of its interest in the Master Fund. The TEI Fund’s assets consist primarily of its interest in the Master Fund held through its investment in the Offshore Fund. Accordingly, the Funds will be required to liquidate a portion of their interest in the Master Fund in order to fund repurchases. In order to liquidate its interest in the Master Fund, the Offshore Fund (which is effectively controlled by the TEI Fund’s Board) must accept repurchase orders made by the Master Fund and distribute the proceeds of such repurchases to the TEI Fund.
     The Funds’ repurchase policy will have the effect of decreasing the size of each Fund over time from what it otherwise would have been. Such a decrease may therefore force the Master Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Master Fund and cause its expense ratio to increase. In addition, because of the limited market for the Master Fund’s private equity, real estate and venture capital investments, the Master Fund may be forced to sell its more liquid securities in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Master Fund’s ratio of illiquid investments to liquid investments for the remaining investors.
     Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise want, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover, subject to such policies as may be established by the Board in an to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Units.
     If a Partner tenders all of its Units (or a portion of its Units) in connection with a repurchase offer made by a Fund, that tender may not be rescinded by the Partner after the date on which the repurchase offer terminates. However, although the amount payable to the Partner will be based on the value of the Master Fund’s assets as of the repurchase date, the value of Units that are tendered by Partners generally will not be determined until a date approximately one month later. Thus, a Partner will not know its repurchase price until after it has irrevocably tendered its Units.
     LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS. Units in each Fund provide limited liquidity since Partners will not be able to redeem Units on a daily basis because the Funds are closed-end funds. A Partner may not be able to tender its interest in a Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Units are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Funds. Units in the Funds are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Units and should be viewed as a long-term investment.
     Each Fund expects to distribute cash to the Partners for Units that are repurchased. However, there can be no assurance that each Fund will have sufficient cash to pay for Units that are being repurchased or that each will be able to liquidate investments at favorable prices to pay for repurchased Units. Adviser Funds may be permitted to redeem their interests in-kind. Thus, upon a Fund’s withdrawal of all or a portion of its interest in the Master Fund, the Master Fund may liquidate certain holdings in Adviser Funds. The Adviser Funds may pay the Funds’ redemption proceeds in securities that are illiquid or difficult to value. In these circumstances, the Investment Manager would seek to dispose of these securities in a manner that is in the best interests of each Fund. The Funds do not intend to make in-kind distributions to the Partners.
     In addition, in extreme cases, the Funds may not be able to complete repurchases if the Master Fund is unable to repurchase a portion of the Funds’ interests in the Master Fund (held, in the case of the TEI Fund, through the Offshore Fund) due to the Master Fund’s holding of illiquid investments.
     CREDIT FACILITY. The Funds and the Master Fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Investment Manager (each, a “Financial Institution”) as chosen by the Investment Manager and approved by the Boards of each Fund and the Master Fund, as applicable. The Funds and the Master Fund may borrow under a credit facility to pay fees and expenses, to make annual income distributions and to satisfy certain Repurchase Offers in a timely manner to ensure liquidity for the investors. To facilitate such Borrowing Transactions, the Funds and the Master Fund may pledge their assets to the Financial Institution.
     ABSENCE OF LIABILITY. Subject to any limitations imposed by the federal securities laws, neither the General Partner nor the Investment Manager shall be liable to a Fund or any of the Partners for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.
     ANTI-MONEY LAUNDERING. If a Fund, the Investment Manager or any governmental agency believes that a Fund has sold Units to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, a Fund, Investment Manager or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Units. A Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.
     CONFLICTS OF INTEREST. The Investment Manager and its affiliates, as well as many of the Advisers and their respective affiliates, provide investment advisory and other services to clients other than the Funds, the Offshore Fund, the Master Fund, Adviser Funds and Adviser Accounts. In addition, investment professionals associated with the Investment Manager or Advisers may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Investment Manager and its affiliates, “Other Accounts”). As a result of the foregoing, the Investment Manager and Advisers will be engaged in substantial activities other than on behalf of the Master Fund, the Offshore Fund and the Funds and may have differing economic shares in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, among the Master Fund, the Offshore Fund, the Funds and Other Accounts.
     However, it is the policy of the Investment Manager that investment decisions for the Master Fund be made based on a consideration of its investment objective and policies, and other needs and requirements affecting each account that they manage and that investment transactions and opportunities be fairly allocated among their clients, including the Master Fund, the Offshore Fund and the Funds.
     BORROWING, USE OF LEVERAGE. The Master Fund may leverage its investments with the Advisers by “borrowing.” In addition, the strategies implemented by the Advisers typically are leveraged. The use of leverage increases both risk and profit potential. The Investment Manager may cause the Master Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) employing certain Advisers (many of which trade on margin and do not generally need additional capital in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts or (iv) a combination of these methods. The Investment Manager expects that under normal business conditions the Master Fund will utilize a combination of the leverage methods described above. The Master Fund and the Funds are subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that at any given time the value of the Master Fund’s or Funds’ total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Adviser Funds and, therefore, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Adviser Funds. The Asset Coverage Requirement will apply to borrowings by Adviser Accounts, as well as to other transactions by Adviser Accounts that can be deemed to result in the creation of a “senior security.”
     LEGAL, TAX AND REGULATORY. Legal, tax and regulatory changes could occur that may materially adversely affect the Funds. For example, the regulatory and tax environment for derivative instruments in which Advisers may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Funds and the ability of the Funds to pursue its trading strategies. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or hedge funds may materially adversely affect the ability of the Funds to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation relating to hedge fund managers, hedge funds and funds of hedge funds could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Adviser Funds or the Funds and/or limit potential investment strategies that would have otherwise been used by the Advisers or the Funds in order to seek to obtain higher returns.
     Certain additional tax risks associated with investments in the Funds are discussed in “TAXES” in this Prospectus and in “Certain Tax Considerations” in the SAI.

SPECIAL RISKS OF FUND OF FUNDS STRUCTURE
     NO REGISTRATION. Adviser Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Master Fund will not be entitled to the various protections afforded by the 1940 Act with respect to its investments in Adviser Funds. Accordingly, the provisions of the 1940 Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts and regulate the relationship between the investment company and its asset management, are not applicable to an investment in the Adviser Funds. Unlike registered investment companies such as the Master Fund, Adviser Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Manager to monitor whether holdings of the Adviser Funds cause the Master Fund to be above specified levels of ownership in certain asset classes. Although the Master Fund expects to receive information from each Adviser regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information. An Adviser may use proprietary investment strategies that are not fully disclosed to its investors and may involve risks under some market conditions that are not anticipated by the Master Fund. In addition, many Advisers will not be registered as investment advisers under the Advisers Act in reliance on certain exemptions from registration under that Act. In such cases, Advisers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.
     MULTIPLE LEVELS OF FEES AND EXPENSES. Although in many cases investor access to the Adviser Funds may be limited or unavailable, an investor who meets the conditions imposed by an Adviser Fund may be able to invest directly with the Adviser Fund. By investing in Adviser Funds indirectly through the Funds, the Offshore Fund (for the TEI Fund only) and the Master Fund, the investor bears asset-based fees and performance-based fees and allocations. Moreover, investors in each Fund bear a proportionate share of the fees and expenses of that Fund and the Master Fund (including organizational and private placement expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Adviser Funds. Investors in the TEI Fund also bear a proportionate share of the fees and expenses of the Offshore Fund (including organizational and private placement expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees). Thus, investors in the Funds may be subject to higher operating expenses than if he or she invested in an Adviser Fund directly or in a closed-end fund which did not utilize a “fund of funds” structure.
     Certain of the Adviser Funds may be subject to a performance-based fee or allocation, irrespective of the performance of other Adviser Funds and the Fund generally. Accordingly, an Adviser to an Adviser Fund with positive performance may receive performance-based compensation from the Adviser Fund, and thus indirectly from the Funds and their Partners, even if a Fund’s overall performance is negative. Generally, fees payable to Advisers of the Adviser Funds will range from 1% to 2% (annualized) of the average NAV of each Fund’s investment. In addition, certain Advisers charge an incentive allocation or fee generally ranging from 10% to 35% of an Adviser Fund’s net profits, although it is possible that such ranges may be exceeded for certain Advisers. The performance-based compensation received by an Adviser also may create an incentive for that Adviser to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based allocation. Such compensation may be based on calculations of realized and unrealized gains made by the Adviser without independent oversight.
     ADVISERS INVEST INDEPENDENTLY. The Advisers generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that the Advisers do, in fact, hold such positions, the Master Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. Furthermore, it is possible that from time to time, various Advisers selected by the Investment Manager may be competing with each other for the same positions in one or more markets. In any such situations, a Fund could indirectly incur certain transaction costs without accomplishing any net investment result.
     LIQUIDITY CONSTRAINTS OF ADVISER FUNDS. Since the Master Fund may make additional investments in or affect withdrawals from an Adviser Fund only at certain times pursuant to limitations set forth in the governing documents of the Adviser Fund, a Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest and may have to borrow money to repurchase Units. The redemption or withdrawal provisions regarding the Adviser Funds vary from fund to fund. Therefore, the Master Fund may not be able to withdraw its investment in an Adviser Fund promptly after it has made a decision to do so. Some Adviser Funds may impose early redemption fees while others may not. This may adversely affect a Fund’s investment return or increase a Fund’s expenses and limit the Fund’s ability to make offers to repurchase Units from Partners.
     Adviser Funds may be permitted to redeem their interests in-kind. Thus, upon the Master Fund’s withdrawal of all or a portion of its interest in an Adviser Fund, it may receive securities that are illiquid or difficult to value. See “CALCULATION OF NET ASSET VALUE.” In these circumstances, the Investment Manager would seek to dispose of these securities in a manner that is in the best interests of each Fund and does not intend to distribute securities to Partners.

     Limitations on the Master Fund’s ability to withdraw its assets from Adviser Funds and Adviser Accounts may, as a result, limit each Fund’s ability to repurchase Units. For example, many Adviser Funds and Adviser Accounts may impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Master Fund’s investment. After expiration of the lock-up period, withdrawals may be permitted only on a limited basis, such as semi-annually or annually. Because the primary source of funds to repurchase Units will be withdrawals from Adviser Funds and Adviser Accounts, the application of these lock-ups and other withdrawal limitations, such as gates or suspension provisions, will significantly limit each Fund’s ability to tender its Units for repurchase.
     SEGREGATED ACCOUNT ALLOCATIONS. Subject to applicable law, the Master Fund may on occasion allocate its assets to an Adviser by retaining the Adviser to manage an Adviser Account for the Master Fund, rather than invest in an Adviser Fund. It is possible, given the leverage at which certain of the Advisers will trade, that the Master Fund could lose more in an Adviser Account that is managed by a particular Adviser than the Master Fund has allocated to such Adviser to invest. This risk may be avoided if the Master Fund, instead of retaining an Adviser to manage a separate account comprised of a designated portion of each Fund’s assets, creates a separate investment vehicle for which an Adviser will serve as general partner and in which the Master Fund will be the sole limited partner. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Adviser Accounts. Adviser Accounts will be subject to the investment policies and restrictions of the Master Fund, as well as the provisions of the 1940 Act and the rules thereunder (including, without limitation, the approval of the Adviser in accordance with the 1940 Act).
     VALUATION OF ADVISER FUNDS. The valuation of the Master Fund’s investments in Adviser Funds is ordinarily determined based upon valuations calculated by UMB Fund Services, Inc. (the “Administrator”), based on information provided by the Advisers or their respective fund administrator. Although the Investment Manager reviews the valuation procedures used by all Advisers, neither the Investment Manager nor the Administrator can confirm or review the accuracy of valuations provided by Advisers or their administrators. An Adviser may face a conflict of interest in valuing such securities since their values will affect the Adviser’s compensation.
     If an Adviser’s valuations are consistently delayed or inaccurate, the Investment Manager generally will consider whether the Adviser Fund continues to be an appropriate investment for the Master Fund. The Master Fund may be unable to sell interests in such an Adviser Fund quickly, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, such interests would continue to be valued without the benefit of the Adviser’s valuations, and the Investment Manager may determine to discount the value of the interests or value them at zero, if deemed to be the fair value of such holding. Revisions to a Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Adviser Funds are completed.
     TURNOVER. The Master Fund’s activities involve investment in the Adviser Funds, which may invest on the basis of short-term market considerations. The turnover rate within the Adviser Funds may be significant, potentially involving negative tax implications and substantial brokerage commissions, and fees. The Master Fund will have no control over this turnover. It is anticipated that the Master Fund’s income and gains, if any, will be primarily derived from ordinary income. In addition, the withdrawal of the Master Fund from an Adviser Fund could involve expenses to the Master Fund under the terms of the Master Fund’s investment.
     INDEMNIFICATION OF ADVISER FUNDS. The Advisers often have broad indemnification rights and limitations on liability. The Master Fund may also agree to indemnify certain of the Adviser Funds and their Advisers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of the Adviser Funds.
     INVESTMENTS IN NON-VOTING SECURITIES. In order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Master Fund intends to own less than 5% of the voting securities of each Adviser Fund. This limitation on owning voting securities is intended to ensure that an Adviser Fund is not deemed an “affiliated person” of the Master Fund for purposes of the Investment Company Act, which may, among other things, potentially impose limits on transactions with the Adviser Funds, both by the Master Fund and other clients of the Investment Manager. To limit its voting interest in certain Adviser Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interests in an Adviser Fund. Other accounts managed by the Investment Manager may also waive their voting rights in a particular Adviser Fund. The Investment Manager will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Master Fund and its other clients in the particular Adviser Fund. These voting waiver arrangements may increase the ability of the Master Fund and other clients of the Investment Manager to invest in certain Adviser Funds. However, to the extent the Master Fund contractually forgoes the right to vote the securities of an

Adviser Fund, the Master Fund will not be able to vote on matters that require the approval of the interest holders of the Adviser Fund, including matters adverse to the Master Fund’s and the Funds’ interests.
     There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in some situations where the Master Fund owns less than 5% of the voting securities of an Adviser Fund. In these circumstances, transactions between the Master Fund and an Adviser Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the Investment Company Act notwithstanding that the Master Fund has entered into a voting waiver arrangement.
     CONTROL OVER ADVISERS. The Master Fund will invest in Adviser Funds that the Investment Manager believes will generally, and in the aggregate, be managed in a manner consistent with the Funds’ investment objective and strategy. The Investment Manager does not and will not control the Advisers and there can be no assurances that an Adviser will manage its Adviser Funds in a manner consistent with the Funds’ investment objective.
TEI FUND ONLY
     INVESTMENT IN THE OFFSHORE FUND. The Offshore Fund is not registered under the 1940 Act, and is not subject to the investor protections offered thereby. The TEI Fund, as an investor in the Offshore Fund, will not have the protections offered to an investor in registered investment companies. However, the TEI Fund will control the Offshore Fund.
     CHANGES IN UNITED STATES AND/OR CAYMAN ISLANDS LAW. If there are changes in the laws of the United States and/or the Cayman Islands, under which the TEI Fund and Offshore Fund, respectively, are organized, so as to result in the inability of the TEI Fund and/or the Offshore Fund to operate as set forth in this Prospectus, there may be substantial effect on the Partners. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands, or pay taxes, investors in the TEI Fund would likely suffer decreased investment returns. If Cayman Islands law, which limits the duration of a limited duration company to 30 years, were to change such that, at the end of 30 years, the TEI Fund could not replace the Offshore Fund with another identical limited duration company, the structure of the TEI Fund would be affected, potentially adversely. Such changes could also result in the inability of the TEI Fund to operate on a going-forward basis, resulting in the TEI Fund being liquidated.
     REGULATORY CHANGE. The TEI Fund’s structure is consistent with a position taken by the staff of the SEC with respect to a non-affiliated investment company allowing a structure whereby the TEI Fund will invest in the Master Fund via the Offshore Fund. To the extent that the views of the SEC staff, which do not represent the views of the SEC itself, were to change, the structure of the TEI Fund’s investment in the Master Fund could be adversely affected, possibly affecting the treatment of UBTI.
     Subject to obtaining any required regulatory approval, the TEI Fund may determine to invest its assets directly in non-U.S. investment funds that are classified as passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes. The TEI Fund may pursue such an investment approach only if it believes that it could avoid generating UBTI by making such investments and the approach is approved by the TEI Fund’s board. The TEI Fund will provide Partners with at least 90 days’ notice before implementing such a change.
     On March 2, 2009, Senator Levin and Congressman Doggett introduced in the U.S. Senate and House of Representatives a bill entitled the “Stop Tax Haven Abuse Act,” which will, if enacted as proposed, adversely affect the TEI Fund. The bill was co-sponsored by three other Senators and fifty-nine other Congressmen, including thirteen members of the House Ways and Means Committee — the committee with initial jurisdiction over Federal tax legislation. One provision contained in the bill would treat as a U.S. corporation any foreign corporation the assets of which consist primarily of assets being managed on behalf of investors, if the decisions about how to invest the assets are made in the United States. That would probably cause the Offshore Fund to become subject to U.S. federal corporate income tax on its worldwide income. If such a provision is enacted, the TEI Fund will probably cease to be a tax-efficient vehicle for its shareholders. As proposed, however, the provision would be effective only for taxable years beginning on or after two years from the date of enactment, so there would be some time available in which the structure of the TEI Fund might be changed in response to the change in law. For more information regarding the tax considerations applicable to an investment in the TEI Fund, see “TAXES — TEI FUND.”

INVESTMENT-RELATED RISKS
GENERAL INVESTMENT-RELATED RISKS
     GENERAL ECONOMIC AND MARKET CONDITIONS. The success of a Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Master Fund in the Adviser Funds and Adviser Accounts and, thus, a Fund’s investments. Unexpected volatility or illiquidity could impair a Fund’s profitability or result in losses.
     HIGHLY VOLATILE MARKETS. Price movements of forwards, futures and other derivative contracts in which an Adviser Fund’s or Adviser Account’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Adviser Funds and Adviser Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.
     NATURAL RESOURCE AND PRECIOUS METAL INVESTMENTS. Adviser Funds and Adviser Accounts may make investments in natural resources and precious metals, and thus may be susceptible to economic, business or other developments that affect those industries. Natural resources historically have been subject to substantial price fluctuations over short periods of time. Their prices are affected by various factors, including economic conditions, political events, natural disasters, exploration and development success or failure, and technological changes. In addition, certain natural resources are geographically concentrated, and events in those parts of the world in which such concentration exists may affect their values. The price of gold and other precious metals are affected by unpredictable international monetary and political policies such as currency devaluations or revaluations, economic and social conditions within a country, trade imbalances, or trade or currency restrictions between countries. The markets for those industries therefore are volatile at times, and there may be sharp fluctuations in prices even during periods of rising prices.
     ETFs. ETFs are listed and traded on securities exchanges and in over-the-counter markets, and the purchase and sale of these shares involve transaction fees and commissions. In addition, shares of an ETF are issued in “creation units” and are not redeemable individually except upon termination of the ETF. To redeem shares of an ETF held by the Master Fund, the Master Fund must accumulate enough shares of an ETF to reconstitute a creation unit. The liquidity of such Adviser Funds therefore, will depend upon the existence of a secondary market. Also, even though the market price of an ETF is derived from the securities it owns, such price at any given time may be at, below or above the ETF’s NAV.
     RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS. The Advisers will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Manager will attempt to moderate these risks, there can be no assurance that the Master Fund’s investment activities will be successful or that the Partners will not suffer losses. See “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS” and “SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES” in the SAI for further information.
     COUNTERPARTY CREDIT RISK. Many of the markets in which the Adviser Funds or Adviser Accounts effect their transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent an Adviser Fund or Adviser Account invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes an Adviser Fund or Adviser Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Adviser Fund or Adviser Account to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where an Adviser Fund or Adviser Account has concentrated its transactions with a single or small group of counterparties. Adviser Funds and Adviser Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, the Investment Manager, with the intent to diversify, intends to attempt to monitor counterparty credit exposure of Adviser Funds and Adviser Accounts. The ability of Adviser Funds and Adviser Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by a Fund.
ASSET CLASS-SPECIFIC INVESTMENT-RELATED RISKS
     In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks of each asset class:
     OPPORTUNISTIC EQUITY
     A short sale involves the theoretically unlimited risk of an increase in the market price of the security that would result in a theoretically unlimited loss. Short selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research. There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     ENHANCED FIXED INCOME
     High Yield Debt Advisers may deal in and with restricted or marketable securities and a significant portion of a High Yield Debt Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available (i.e., not freely traded).
     High Yield Debt securities generally trade at discounts (sometimes substantial discounts) to par value because many investors are either prohibited from, or willingly avoid, investing due to the complexity of determining the securities’ true risk/reward profile. Accordingly, High Yield Debt Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds. To mitigate some of this risk, a High Yield Debt Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the high yield debt position and “short” the issuer’s common stock) in order to mitigate the risk associated with an investment in the company (which may well be highly leveraged). There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     A significant portion of a Distressed Securities Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Investments may involve both U.S. and non-U.S. entities and may utilize leverage. In addition, a Distressed Securities Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the distressed securities position and “short” the issuer’s common stock) in order to mitigate the risk associated with an investment in an otherwise “troubled” company. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position. Distressed Securities Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds.
     Given liquidity issues, currency risk, credit risk, interest rate risk and geo-political risks, Global Debt Adviser Funds typically experience significantly more volatility and risk than traditional fixed income Adviser Funds. To mitigate some of this risk, a Global Debt Adviser may use certain hedging tools, such as “shorting” securities in other portions of the capital structure (e.g., being “long” the global debt position and “short” the issuer’s common stock) or buying protection for a decline in the native currency or the U.S. dollar in order to mitigate the risk associated with an investment in a particular Global Debt security. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position. Given the markets in which it invests, a significant portion of a Global Debt Adviser’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Further, an investment in bonds issued by foreign governments or corporations may carry significant geo-political risks, legal risks, currency risks (significant devaluations) and liquidity risks (lack of developed trading markets), among other things.

     ABSOLUTE RETURN
     Event Driven Arbitrage is research intensive and requires continual review of announced and anticipated events. In addition, the analysis required differs significantly from conventional securities analysis, and many investors may be ill-equipped to analyze certain types of situations or respond to them in a timely manner. There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     In regards to Convertible Arbitrage, the Investment Manager believes that it necessitates rigorous analysis to determine the portion of the value of the convertible security that is composed of equity-like elements and the portion that is composed of debt-like elements.
     Merger Arbitrage is more cyclical than many other strategies, since it requires a supply of corporate mergers and acquisitions to deploy capital. For example, from the middle part of 2000 to the middle part of 2003, activity within this strategy was particularly limited. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     Acquisitions sometimes fail because the U.S. government, European Union or some other governmental entity does not approve of aspects of a transaction due to anti-trust concerns, tax reasons, subsequent disagreements between the Acquiror or Target as to management transition or corporate governance matters or changing market conditions. Accordingly, the Investment Manager believes that key factors in the successful implementation of merger arbitrage are expertise in regulatory areas such as antitrust, tax, and general corporate law; corporate governance; fundamental analysis and valuation; the ability to assess the probability of a successful outcome; and the ability to access superior market intelligence.
     The principal risk of Fixed Income Arbitrage is rising interest rates, which often result in a greater decline in the value of the “long” position than in the “short” position. In such a case, the Adviser will either have to provide additional collateral to the investment bank lender or close the position at a loss. There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     Volatility Arbitrage often relies on extensive quantitative modeling, volatility estimation and proprietary in-house trading models. There can be no assurance that any hedging techniques employed by an Adviser will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     Statistical Arbitrage can involve large transaction costs because of the need to simultaneously buy and sell many different stocks and futures, and so leverage is often applied. In addition, sophisticated computer programs are typically needed to keep track of the large number of stocks and futures involved. While Statistical Arbitrage typically relies on quantitative, computer-driven models, some subjective investment decisions are required of the Adviser when selecting securities to be “long” and “short.” The Investment Manager believes that the key requirement to profit in this strategy is strong fundamental company and industry analysis. An Adviser who is able to more clearly discern closely related pairs of securities will be more likely to outperform trading the strategy over time. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Adviser will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.
     REAL ESTATE
     The main risk of investing in real estate, equity securities issued by real estate companies and in REITs is that the value of such investments might decline as a result of the performance of individual stocks, a decline in the stock market in general or a general decline in real estate markets. Other risks include: extended vacancies of properties, increased competition or overbuilding, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, limitations on rents, changes in neighborhood values and the appeal of properties to tenants, and changes in interest rates. REITs prices also may drop because of the failure of borrowers to pay their loans, a dividend cut, a disruption to the real estate investment sales market, changes in federal or state taxation policies affecting REITs, and poor management.

     Securities issued by private partnerships investing in real estate may be more illiquid than securities issued by other Adviser Funds generally, because the partnerships’ underlying real estate investments may tend to be less liquid than other types of investments.
     PRIVATE EQUITY
     Securities issued by private partnerships investing in Private Equity investments may be more illiquid than securities issued by other Adviser Funds generally, because the partnerships’ underlying Private Equity investments may tend to be less liquid than other types of investments. The eventual success or failure of Private Equity investing ultimately hinges on the ability of Advisers to attract and develop a steady flow of quality investment opportunities to analyze.
     Generally, little public information exists about privately held companies, and Advisers will be required to rely on the ability of their management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Advisers are unable to uncover all material information about these companies, they may not make a fully informed investment decision, and may lose money on these investments.
     Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. See the “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS — ILLIQUID PORTFOLIO INVESTMENTS” in the Funds’ SAI for a detailed discussion of risks of investing in illiquid securities.
     Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Funds’ investment returns.
     ENERGY/NATURAL RESOURCES
     Adviser Funds and Adviser Accounts may invest in securities of energy and natural resources companies, which means that their performances will be susceptible to the economic, business or other developments that affect those industries. For example, the value of such investments may be impacted by energy prices, supply and demand fluctuations, energy conservation, tax and other regulatory policies of governments, and global events including instability in the Middle East or war. Prices of gold and other precious metals can be influenced by a variety of global economic, financial and political factors and may fluctuate substantially over short periods of time, and such investments may be more volatile than other types of investments. At times, the performance of these companies may lag the performance of the broader stock market. In addition, Adviser Funds and Adviser Accounts may, but the Funds do not expect that they would, invest in energy and natural resources directly.
* * *
     LIMITS OF RISK DISCLOSURES. The above discussions of the various risks, and the related discussion of risks in the SAI, that are associated with the Funds, the Master Fund, the Offshore Fund (the TEI Fund only), the Units and the Adviser Funds are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in each Fund. Prospective investors should read this entire Prospectus and the applicable Fund’s Limited Partnership Agreement and consult with their own advisers before deciding whether to invest in a Fund. In addition, as a Fund’s investment program changes or develops over time, an investment in a Fund may be subject to risk factors not currently contemplated or described in this Prospectus.
INVESTOR QUALIFICATIONS
          Each prospective investor in a Fund will be required to certify that it is a U.S. person for federal income tax purposes and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” is, among other categories, (i) a natural person or company (other than an investment company) that represents that it has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) a person who has at least $750,000 under the Investment Manager’s or its affiliates’ management, including any amount invested in a Fund; (iii) a person who is a “qualified purchaser” as defined by the 1940 Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Investment Manager’s investment activities. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” The qualifications required to invest in a Fund will appear in an investor application that must be completed by each prospective investor. Existing Partners who wish to request to purchase additional Units will be required to qualify as “Eligible Investors” and to complete an additional investor application prior to the additional purchase. An investment in the Multi-Strategy Fund is not appropriate for certain types of tax-exempt entities, including CRUTs. Tax-exempt entities should consult with their tax advisers prior to making an investment in the Funds.
TENDER OFFERS/OFFERS TO REPURCHASE
     A substantial portion of the Master Fund’s investments are illiquid. For this reason, each Fund is structured as a closed-end fund, which means that the Partners will not have the right to redeem their Units on a daily basis. In addition, the Funds do not expect any trading market to develop for the Units. As a result, if investors decide to invest in a Fund, they will have very limited opportunity to sell their Units.
     At the discretion of the Board and provided that it is in the best interests of the Funds and their Partners to do so, the Funds intends to provide a limited degree of liquidity to the Partners by conducting repurchase offers generally quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year.
     The Board will consider the following factors, among others, in making its determination for each Fund separately to make each repurchase offer:
•	the recommendation of the Investment Manager and/or the General Partner;

•	whether any Partners have requested to tender Units or portions thereof to the Fund;

•	the liquidity of a Fund’s assets (including fees and costs associated with withdrawing from investments);

•	the investment plans and working capital requirements of the Fund;

•	the relative economies of scale with respect to the size of the Fund;

•	the history of a Fund in repurchasing Units or portions thereof;

•	the availability of information as to the value of a Fund’s assets;

•	the economic condition of the securities markets and the economy generally as well as political, national or international developments or current affairs; and

•	the anticipated tax consequences to a Fund of any proposed repurchases of Units or portions thereof.
     When a repurchase offer commences, the affected Fund will send a notification of the offer, in advance of such offer, to the Partners via their financial intermediaries. The notification will specify, among other things:
•	the percentage of Units that the Fund is offering to repurchase;

•	the date on which a Partner’s repurchase request is due;

•	the Valuation Date (as defined below) applicable to the repurchase;

•	the date by which the Partners will receive the proceeds from their Unit sales; and

•	the most current NAV of the Units that is available on the date of the notification, although such NAV may not be the NAV at which repurchases are made.
     Each repurchase offer ordinarily will be limited to the repurchase of approximately 5% of the Units (but in no event to exceed the repurchase of more than 20% of the Units per quarter). A Partner that participates in a repurchase offer with a Valuation Date (as defined below) occurring prior to the end of the 12th month of its admission to that Fund may be subject to a penalty payable to the Fund equal to 5% of the amount requested to be repurchased, to be netted against withdrawal proceeds. The minimum value of a repurchase is $50,000, subject to the discretion of the General Partner to allow otherwise. A Partner whose Units (or a portion thereof) are repurchased by a Fund will not be entitled to a return of any sales charge that was charged in connection with the Partner’s purchase of the Units.
     Units will be repurchased at their NAV determined as of approximately March 31, June 30, September 30 and December 31, as applicable (each such date, a “Valuation Date”). Partners tendering Units for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 65 days prior to the date of repurchase by each Fund. Partners who tender may not have all of the tendered Units repurchased by a Fund. If over-subscriptions occur, a Fund may elect to repurchase less than the full amount that a Partner requests to be repurchased. If a repurchase offer is oversubscribed, the Funds may repurchase only a pro rata portion of the amount tendered by each Partner.
     The decision to offer to repurchase Units is in the complete and absolute discretion of the applicable Fund’s Board, which may, under certain circumstances, elect not to offer to repurchase Units. In certain circumstances, the General Partner may require a Partner to tender its Units.
     A Partner who tenders for repurchase only a portion of his Units in a Fund will be required to maintain a minimum account balance of $100,000. If a Partner tenders a portion of his Units and the repurchase of that portion would cause the Partner’s account balance to fall below this required minimum (except as a result of proration), each Fund reserves the right to reduce the portion of the Units to be purchased from the Partner so that the required minimum balance is maintained. Such minimum capital account balance requirement may also be waived by the General Partner in its sole discretion, subject to applicable federal securities laws.
TENDER/REPURCHASE PROCEDURES
     Due to liquidity restraints associated with the Master Fund’s investments in Adviser Funds and the fact that the Funds will have to effect withdrawals from the Master Fund (for the TEI Fund, the withdrawal from the Master Fund will be via the Offshore Fund) to pay for Units being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued on the applicable Valuation Date. Each Fund will generally pay the value of the Units repurchased (or as discussed below, 95% of such value if all Units owned by a Partner are repurchased) approximately 90 days after the Valuation Date. This amount will be subject to adjustment within 45 days after completion of the annual audit of each Fund’s financial statements for the fiscal year in which the repurchase is effected. Units may be repurchased prior to Adviser Fund audits. To mitigate any effects of this, if all Units owned by a Partner are repurchased, the Partner will receive an initial payment equal to 95% of the estimated value of the Units (after adjusting for fees, expenses, reserves or other allocations or redemption charges) within approximately 90 days after the Valuation Date, subject to audit adjustment, and the balance due will be determined and paid within 45 days after completion of each Fund’s annual audit.
     Under these procedures, Partners will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of the Units as of the Valuation Date. The Partner may inquire of a Fund, at the telephone number within this Prospectus, as to the value of the Units last determined. In addition, there will be a substantial period of time between the date as of which the Partners must tender the Units and the date they can expect to receive payment for their Units from a Fund. However, promptly after the expiration of a repurchase offer, Partners whose Units are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units. These promissory notes will be held by the Funds Administrator and can be provided upon request by calling UMB Fund Services at 1-888-844-3350. Payments for repurchased Units may be delayed under circumstances where the Master Fund has determined to redeem its interest in Adviser Funds to make such payments, but has experienced delays in receiving payments from the Adviser Funds.
     Repurchases of Units by each Fund are subject to certain regulatory requirements imposed by SEC rules.
TRANSFERS OF UNITS
     No person shall become a substituted Partner of a Fund without the consent of that Fund, which consent may be withheld in its sole discretion. Units held by Partners may be transferred only: (i) by operation of law in connection with the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Partner; or (ii) under other extremely limited circumstances, with the consent of the Board (which may be withheld in its sole and absolute discretion and is expected to be granted, if at all, only under extenuating circumstances).

     Unless counsel to a Fund confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally will not consider consenting to a transfer of a Unit (or portion of a Unit) unless the transfer is: (i) one in which the tax basis of the Unit in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Partner (e.g., certain transfers to affiliates, gifts and contributions to family entities); (ii) to members of the transferring Partner’s immediate family (siblings, spouse, parents, or children); or, with respect to the TEI Fund, (iii) a distribution from a qualified retirement plan or an individual retirement account.
     Notice to a Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “INVESTOR QUALIFICATIONS.” Notice of a proposed transfer of a Unit must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer a Unit (or portion of a Unit), a Fund may require the Partner requesting the transfer to obtain, at the Partner’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of a Unit by a Partner (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Unit, the balance of the capital account of each of the transferee and transferor is less than $100,000. Each transferring Partner and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
     Any transferee acquiring a Unit or a portion of a Unit by operation of law in connection with the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Partner, will be entitled to the allocations and distributions allocable to the Unit or portion of the Unit so acquired, to transfer the Unit or portion of the Unit in accordance with the terms of the applicable Limited Partnership Agreement and to tender the Unit or portion of the Unit for repurchase by a Fund, but will not be entitled to the other rights of a Partner unless and until the transferee becomes a substituted Partner as specified in that Fund’s Limited Partnership Agreement. If a Partner transfers a Unit with the approval of the Board, each Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Unit is transferred is admitted to the Fund as a Partner.
     By subscribing for a Unit, each Partner agrees to indemnify and hold harmless a Fund, its Board, the General Partner of the Fund, the Investment Manager, and each other Partner, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Partner in violation of the Limited Partnership Agreement or any misrepresentation made by that Partner in connection with any such transfer.
CAPITAL ACCOUNTS AND ALLOCATIONS
     Capital Accounts. Each Fund shall maintain a separate capital account on its books for each Partner. As of any date, the capital account of a Partner shall be equal to the NAV per Unit as of such date, multiplied by the number of Units then held by such Partner. Any amounts charged or debited against a Partner’s capital account under a Fund’s ability to allocate special items, and to accrue reserves as described under “Reserves” below, other than among all Partners in accordance with the number of Units held by each such Partner, shall be treated as a partial redemption of such Partner’s Units for no additional consideration as of the date on which the Board determines such charge or debit is required to be made, and such Partner’s Units shall be reduced thereby as appropriately determined by the Fund. Any amounts credited to a Partner’s capital account under a Fund’s ability to allocate special items and to accrue reserves, other than among all Partners in accordance with the number of Units held by each such Partner, shall be treated as an issuance of additional Units to such Partner for no additional consideration as of the date on which the Board determines such credit is required to be made, and such Partner’s Units shall be increased thereby as appropriately determined by the Fund.
     Reserves. Appropriate reserves may be created, accrued, and charged against net assets and proportionately against the capital accounts of the Partners for contingent liabilities as of the date the contingent liabilities become known to a Fund or the Board. Reserves will be in such amounts (subject to increase or reduction) that that Fund or the Board may deem necessary or appropriate. The amount of any reserve, or any increase or decrease therein, will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Partners at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such reserve, or any increase or decrease therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all such Partners, the amount of such reserve, increase, or decrease shall instead be charged or credited to those investors who, as determined by the Board, were Partners at the time of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

CALCULATION OF NET ASSET VALUE
GENERAL
     The Funds, the Offshore Fund and the Master Fund calculate their respective NAV as of the close of business on the last business day of each Accounting Period (as defined below) and at such other times as the Boards may determine, including in connection with repurchases of Units, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Boards. The NAV of the Multi-Strategy Fund and the Master Fund will equal the value of the total assets of the Multi-Strategy Fund and the Master Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses. The NAV of the TEI Fund, Offshore Fund and the Master Fund will equal the value of the total assets of the TEI Fund, the Offshore Fund and the Master Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses. The NAV of the Master Fund equals the value of the total assets of the Master Fund, less all of its liabilities, including accrued fees and expenses. In computing its NAV, the TEI Fund will value its interest in the Offshore Fund at the value of the Offshore Fund’s interest in the Master Fund, and the Offshore Fund will value its interest in the Master Fund at the NAV provided by the Master Fund to the Offshore Fund. It is expected that the assets of the Funds will consist of their investment in the Master Fund. The NAV of the Master Fund depends on the value of the Adviser Funds, Adviser Accounts or other investments in which it invests.
     The Investment Manager oversees the valuation of the Master Fund’s investments, including its interests in the Adviser Funds, in accordance with written policies and procedures (the “Valuation Procedures”) that the Boards and the Board of Directors of the Master Fund (“Master Fund Board”) have approved for purposes of determining the fair value of securities held by the Master Fund, including the fair value of the Master Fund’s investments in Adviser Funds. In accordance with the Valuation Procedures, fair value as of each month-end or as of the end of each accounting period, as applicable, ordinarily will be the value determined as of such date by each Adviser Fund in accordance with the Adviser Fund’s valuation policies and reported at the time of the Master Fund’s valuation. As a general matter, the fair value of the Master Fund’s interest in an Adviser Fund will represent the amount that the Master Fund could reasonably expect to receive from the Adviser Fund if the Master Fund’s interest was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. In the event that the Adviser Fund does not report a month-end value to the Master Fund on a timely basis, the Master Fund will determine the fair value of such Adviser Fund based on the most recent final or estimated value reported by the Adviser Fund, as well as any other relevant information available at the time the Master Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities when available or fair value as of the Master Fund’s valuation date. A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Adviser of an Adviser Fund.
     Prior to the Master Fund investing in any Adviser Fund, the Investment Manager will conduct a due diligence review of the valuation methodologies utilized by the Adviser Fund, which as a general matter will utilize market values when available, and otherwise will utilize principles of fair value that the Investment Manager reasonably believes to be consistent, in all material respects, with those used by the Master Fund in valuing its own investments. Although the procedures approved by the Boards and the Master Fund Board provide that the Investment Manager will review the valuations provided by the Advisers to the Adviser Funds, none of the Master Fund Board, the Boards or the Investment Manager will be able to confirm independently the accuracy of valuations provided by such Advisers (which may be unaudited).
     The Master Fund’s Valuation Procedures require the Investment Manager to take reasonable steps in light of all relevant circumstances to value the Master Fund’s portfolio. The Investment Manager will consider such information, and may conclude in certain circumstances that the information provided by an Adviser does not represent the fair value of the Master Fund’s interests in the Adviser Fund. Although redemptions of interests in Adviser Funds are subject to advance notice requirements, Adviser Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Adviser Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Adviser Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Boards and the Master Fund Board, the Investment Manager will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the Adviser at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with U.S. generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Adviser Fund. In other cases, as when an Adviser Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in Adviser Fund interests, the Master Fund may determine that it is appropriate to apply a discount to the NAV of the Adviser Fund. Any such decision will be made in good faith, and subject to the review and supervision of the Master Fund Board.

     The valuations reported by the Advisers, upon which the Master Fund calculates its month-end NAV and the NAV of each Master Fund Unit, including each Fund’s Master Fund Unit, may be subject to later adjustment or revision, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the Adviser Funds may be audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Master Fund, and therefore the Funds, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Funds received by Partners who had their Units in the Funds repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Funds to adjust or recoup the repurchase proceeds received by Partners under certain circumstances. As a result, to the extent that such subsequently adjusted valuations from the Advisers or revisions to the NAV of an Adviser Fund adversely affect the Master Fund’s NAV, and therefore the Funds’ NAV, the outstanding Units may be adversely affected by prior repurchases to the benefit of Partners who had their Units repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Units and to the detriment of Partners who previously had their Units repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Units. New Partners may be affected in a similar way.
     The Valuation Procedures provide that, where deemed appropriate by the Investment Manager and consistent with the 1940 Act, investments in Adviser Funds may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Master Fund’s investment will be revalued in a manner that the Investment Manager, in accordance with the Valuation Procedures, determines in good faith best reflects approximate market value. The Master Fund Board will be responsible for ensuring that the Valuation Procedures utilized by the Investment Manager are fair to the Master Fund and consistent with applicable regulatory guidelines.
     To the extent the Investment Manager invests the assets of the Master Fund in securities or other instruments that are not investments in Adviser Funds, the Master Fund will generally value such assets as described below. Securities traded (1) on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last sales price, and (2) on NASDAQ will be valued at the NASDAQ Official Closing Price (“NOCP”), at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on NASDAQ for which the NOCP is not available will be valued at the mean between the closing bid and asked prices in this market. Securities traded on a foreign securities exchange generally will be valued at their closing prices on the exchange where such securities are primarily traded and translated into U.S. dollars at the current exchange rate. If an event occurs between the close of the foreign exchange and the computation of the Master Fund’s NAV that would materially affect the value of the security, the value of such a security will be adjusted to its fair value. Except as specified above, the value of a security, derivative, or synthetic security that is not actively traded on an exchange shall be determined by an unaffiliated pricing service that may use actual trade data or procedures using market indices, matrices, yield curves, specific trading characteristics of certain groups of securities, pricing models, or combinations of these. The Investment Manager will monitor the value assigned to each security by the pricing service to determine if it believes the value assigned to a security is correct. If the Investment Manager believes that the value received from the pricing service is incorrect, then the value of the security will be its fair value as determined in accordance with the Valuation Procedures.
     Debt securities will be valued in accordance with the Valuation Procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Investment Manager, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Boards will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Boards to represent fair value.
     Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Master Fund is determined. When such events materially affect the values of securities held by the Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Boards.

     In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Investment Manager and/or the Boards, in consultation with the Administrator, will reevaluate each Fund’s fair value methodology to determine, what, if any, adjustments should be made to the methodology.
     Although the Valuation Procedures approved by the Boards and the Master Fund provide that the Investment Manager will review the valuations provided by the Administrator (via the Advisers or their administrators), neither the Investment Manager nor the Administrator will be able to confirm independently the accuracy of any unaudited valuations provided thereby.
     Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on a Fund’s net assets if the judgments of the Boards and/or the Investment Manager (in reliance on the Adviser Funds and/or their administrators) regarding appropriate valuations should prove incorrect. The Master Fund may desire to dispose of an interest in an Adviser Fund, but be unable to dispose of such interest, and could therefore be obligated to continue to hold the interests for an extended period of time. In such a case, the Administrator, upon consultation with the Investment Manager, may continue to value the interests in accordance with the Valuation Procedures, without the benefit of the Adviser’s or its administrator’s valuations, and may, if so instructed by the Investment Manager, in its sole discretion, discount the value of the interests, if applicable, in accordance with the Valuation Procedures.
     Each accounting period begins on the business day after the last business day of the preceding accounting period, and each accounting period (including the initial accounting period) (each, an “Accounting Period”) ends on the first to occur of (1) the last business day of each fiscal year of the Fund; (2) the last business day of each taxable year of the Fund; (3) the business day preceding the effective date on which a contribution of capital is made to the Fund; (4) the Valuation Date with respect to any repurchase of a Unit or portion of a Unit by the Fund or the complete withdrawal by a Partner; (5) the business day preceding the business day on which a substituted Partner is admitted to the Fund; or (6) the effective date on which any amount is credited to or debited from the Capital Account of any Partner other than an amount to be credited to or debited from the Capital Accounts of all Partners in accordance with their respective Units. Partners will be sent the estimated monthly NAV free of charge.
SUSPENSION OF CALCULATION OF NET ASSET VALUE
     The Board, after consultation with the Investment Manager, may declare a suspension of the determination of NAV, subscriptions and redemption of interests in the Master Fund and payment on redemptions:
     (a) during any period when any of the principal stock exchanges or markets on which a substantial portion of the Master Fund’s assets are quoted is closed other than for ordinary holidays, or during which dealings are substantially restricted or suspended;
     (b) during the existence of any state of political, economic, military or monetary affairs that constitutes an emergency, as determined by the SEC, and that renders the disposal of assets by the Master Fund reasonably impracticable;
     (c) during any breakdown in the means of communication normally employed in determining the price of any of the Master Fund’s assets or the current price on any market or stock exchange on which prices for such assets are quoted;
     (d) during any period when remittance or transfer of monies that will or may be involved in the realization or payment of any of the Master Fund’s assets is not reasonably practicable; or
     (e) during any period in which circumstances exist such that the Board reasonably deems it appropriate to suspend the calculation of NAV including, but not limited to, a request for a redemption that would seriously impair the Master Fund’s ability to operate or jeopardize its tax status.
     Any suspension shall take effect at such time as the Board shall declare but not later than the close of business on the business day next following the declaration, and thereafter there shall be no determination of the NAV of the assets of the Master Fund until the Board shall declare the suspension at an end, except that such suspension shall terminate in any event on the first business day on which (a) the condition giving rise to the suspension shall have ceased to exist; and (b) no other condition under which suspension is authorized shall exist. Each declaration by the Board shall be consistent with such official rules and regulations (if any) relating to the subject matter thereof as shall have been promulgated by any authority having jurisdiction over the Master Fund and as shall be in effect at the time. To the extent not inconsistent with such official rules and regulations, the determination of the Board shall be conclusive. Whenever the Board declares a suspension of the determination of the NAV, then as soon as may be practicable after any such declaration, the Board will give notice to limited partners of the Master Fund, including each Fund, stating that such declaration has been made. At the end of any period of suspension as aforementioned, the Board will give notice to all limited partners of the Master Fund, including each Fund, stating that the period of suspension has ended.
TAXES
     The following summary describes certain tax aspects of an investment in the Funds.
     THIS SUMMARY IS NECESSARILY GENERAL AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH THE INVESTOR’S OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING AND HOLDING UNITS.
CLASSIFICATION OF THE FUNDS
THE FUNDS
     Partnership Status. The Multi-Strategy Fund, the TEI Fund and the Master Fund have previously received opinions from their former counsel that under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations under it, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the regulations, and based upon certain assumptions, each of the Funds will be classified as a partnership for U.S. federal income tax purposes and not a corporation.
     Under Section 7704 of the Code, a publicly traded partnership may be treated as a corporation for federal income tax purposes, even though it would otherwise be classified as a partnership. A “publicly traded partnership” is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in the Multi-Strategy Fund, the TEI Fund and the Master Fund will not be traded on an established securities market. Tax counsel has provided the Funds with opinions to the effect that the interests in those Funds will not be readily tradable on a secondary market (or the substantial equivalent of such a market) and, therefore, that each such Fund will not be treated as a “publicly traded partnership” taxable as a corporation. We believe that the relevant facts on which those opinions were based have not changed, so that the opinions continue to be applicable.
     These opinions of counsel are not binding on the Service or the courts. If it were determined that a Fund should be taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge to the opinions by the Service, changes in the Code or the Regulations or judicial interpretations of them, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax. One consequence would be a significant reduction in the after-tax return to the Partners. The balance of the discussion below is based on the assumption that the Multi-Strategy Fund, the TEI Fund and the Master Fund will be treated as partnerships for U.S. federal income tax purposes.
     As a partnership, a Fund will not be subject to federal income tax. Each such Fund will each file annual partnership information returns with the Service, reporting the results of operations. Each Partner will be required to report separately on his income tax return his allocable share of the Multi-Strategy Fund’s or TEI Fund’s, as the case may be, net long-term capital gain or loss, net short-term capital gain or loss and ordinary income or loss, which, in the case of the Multi-Strategy Fund, will, in turn, include that Fund’s allocable shares of those tax items of the Master Fund. Each Partner will be taxable on his allocable share of a Fund’s taxable income and gain regardless whether he has received or will receive a distribution from the Fund.
     Delayed Schedule K-1s. It is unlikely that the Funds will be able to provide final Schedules K-1 to Partners for any given year until significantly after April 15 of the following year. The General Partner will endeavor to provide Partners with estimates of the taxable income or loss allocated to their investment in the Funds on or before such date, but final Schedule K-1s will not be available until later than April 15. Partners will be required to obtain extensions of the filing date for their income tax returns at the federal, state and local levels.
MULTI-STRATEGY FUND
     Allocation of Profits and Losses. Under the Partnership Agreement, the Fund’s net capital appreciation or net capital depreciation for each accounting period is allocated among the Partners and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for federal income tax purposes. The Partnership Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Partners pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund’s net capital appreciation or net capital depreciation allocated to each Partner’s capital account for the current and prior fiscal years.
     Under the Partnership Agreement, the General Partner has the discretion to allocate specially an amount of the Fund’s capital gain (including short-term capital gain) for federal income tax purposes to a withdrawing Partner to the extent that the Partner’s capital account exceeds his federal income tax basis in his partnership Units (net of his allocable share of partnership liabilities). There can be no assurance that, if the General Partner makes such a special allocation, the Service will accept such allocation. If such allocation were to be successfully challenged by the Service, the Fund’s gains allocable to the remaining Partners would be increased.
     Tax Elections; Returns; Tax Audits. The General Partner will decide how to report the partnership items on both the Multi-Strategy Fund’s and the Master Fund’s tax returns, and all Partners are required under the Code to treat the items consistently on their own federal income tax returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Multi-Strategy Fund’s and Master Fund’s items have been reported. In the event the income tax returns of either of those Funds are audited by the Service, the tax treatment of their income and deductions generally is determined at the limited partnership level in a single proceeding rather than by individual audits of the Partners. The General Partner, designated as the “tax matters partner,” has considerable authority to make decisions affecting the tax treatment and procedural rights of all Partners. In addition, the tax matters partner has the power to extend the statute of limitations relating to the Partners’ tax liabilities with respect to Fund tax items, and, unless a Partner objects, the authority to bind each Partner to settlement agreements with respect to tax items of the Master Fund.
     The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Partnership Agreement, at the request of a Partner, the General Partner, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service’s consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the General Partner currently does not intend to make such election. Under some circumstances, however, a downward basis adjustment may be mandatory.
Tax Consequences of Fund Distributions
     Distributions of Cash. Except as provided above, a Partner receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by the Partner and the Partner’s adjusted tax basis in his Units. The capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Partner’s contributions to the Fund. However, a withdrawing Partner will recognize ordinary income to the extent of the Partner’s allocable share of the Fund’s “unrealized receivables” (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Partner will recognize ordinary income.
     A Partner receiving a cash nonliquidating distribution will generally recognize income and/or gain only (1) to the extent of the unrealized receivables allocable to the portion of the Partner’s Units that is being redeemed, which amount will be ordinary income, and (2) to the extent that the amount of the distribution exceeds the sum of (a) the Partner’s adjusted tax basis in all of the Partner’s Units and (b) the amount of such unrealized receivables, which amount will be capital gain.
     As discussed above, the Partnership Agreement provides that the General Partner may specially allocate items of the Fund’s capital gain (including short-term capital gain) to a withdrawing Partner to the extent the withdrawing Partner’s capital account would otherwise exceed his adjusted tax basis in his Units (net of his allocable share of partnership liabilities). Such a special allocation may result in the withdrawing Partner recognizing capital gain, which may include short-term gain, in the Partner’s last taxable year in the Fund, with an equal and offsetting reduction in the amount of long-term capital gain recognized by the Partner on the liquidating distribution upon withdrawal.
     Distributions of Property. Subject to the discussion below, a partner’s receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an “investment partnership” within the meaning of Section 731(c)(3)(C)(i) and the recipient is an “eligible partner” within the meaning of Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether they qualify as an “investment partnership.” Assuming they so qualify, if a Partner is an

“eligible partner,” which term should include a Partner whose contributions to the Fund consisted solely of cash and/or securities, the recharacterization rule described above would not apply.
     In determining whether, if at all, the Fund should distribute stocks or securities to a particular Partner, the General Partner intends to attempt to take into account the tax consequences to the Fund and the remaining Partners, as well as the desirability of making the distribution in light of the Fund’s investment program.
Foreign Taxes
     It is possible that certain dividends and interest received by the Master Fund from sources within foreign countries will be subject to withholding taxes imposed by those countries. In addition, the Master Fund may also be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities. Tax treaties between certain countries and the United States may reduce those taxes. It is impossible to predict in advance the rate of foreign tax the Master Fund will pay, because the amount of the Master Fund’s assets to be invested in various countries is not known.
     Each Partner in the Multi-Strategy Fund will be informed of the Partner’s proportionate share of the foreign taxes paid by the Master Fund, which the Partner will be required to include in income for federal income tax purposes. The Partners generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their federal income taxes. A Partner that is tax-exempt will not ordinarily benefit from such credit or deduction.
Unrelated Business Taxable Income
     Generally, an exempt organization (including, for example, a charity or a tax-qualified retirement plan) is exempt from federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.1 This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.
     This general exemption from tax does not apply to the UBTI of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function. With respect to investments in partnerships engaged in a trade or business other than securities trading, the Master Fund’s income (or loss) from these investments may constitute UBTI.
     UBTI also includes “unrelated debt-financed income,” which generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year, and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition. “Acquisition indebtedness” may include both debt incurred by the exempt organization to finance its investment in the Fund and debt incurred by the Master Fund.
     The Master Fund may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service that generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Master Fund will treat its short sales of securities as not involving “acquisition indebtedness” and therefore not resulting in UBTI.2 To the extent the Master Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of such income that will be treated as UBTI generally will be based on the percentage that the “average acquisition indebtedness” incurred with respect to such securities is of the “average amount of the adjusted basis” of such securities during the taxable year. Indebtedness incurred by an exempt organization to acquire or to carry its investment in the Fund will also be treated as “acquisition indebtedness” for these purposes.

[1]	With certain exceptions, tax-exempt organizations that are private foundations are subject to a 2% federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

[2]	Moreover, income realized from option writing and futures contract transactions generally should not constitute UBTI.

     To the extent the Master Fund recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain that will be treated as UBTI will be based on the percentage that the highest amount of such “acquisition indebtedness” is of the “average amount of the adjusted basis” of such securities during such period. In determining the unrelated debt-financed income of the Master Fund, an allocable portion of deductions directly connected with the Master Fund’s debt-financed property is taken into account. Thus, for instance, a percentage of losses, if any, from debt-financed securities (based on the debt/basis percentage calculation described above) may offset gains treated as UBTI.
     Because the calculation of the Master Fund’s “unrelated debt-financed income” is complex and will depend in large part on the amount of leverage, if any, used by the Master Fund from time to time,3 it is impossible to predict what percentage of the Multi-Strategy Fund’s income and gains will be treated as UBTI for a Partner that is an exempt organization. An exempt organization’s share of the income or gains of the Multi-Strategy Fund that is treated as UBTI cannot be offset by losses of the exempt organization either from the Fund or otherwise, unless those losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).
     To the extent that the Master Fund generates UBTI, the applicable federal tax rate for an exempt organization that is a Partner in the Multi-Strategy Fund generally will be either the corporate or the trust tax rate, depending upon the nature of the particular exempt organization.4 However, a charitable remainder trust that has UBTI is subject to a 100% excise tax on the amount of that UBTI under Section 664(c)(2) of the Code. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Multi-Strategy Fund will be required to report to a Partner that is an exempt organization information as to the portion, if any, of its allocated income and gains from the Master Fund for each year which will be treated as UBTI. The calculation of this amount with respect to transactions entered into by the Master Fund may be highly complex, and there is no assurance that the Fund’s calculation of UBTI will be accepted by the Service.
     In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Master Fund’s income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments that are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.5 However, a title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor that is an exempt organization should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See “ERISA Plans and Other Tax-Exempt Entities” below.)
Certain Issues Pertaining to Specific Exempt Organizations
     Private Foundations. Private foundations and their managers are subject to excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio.
     To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation’s investment in the Fund will probably be classified as a nonfunctionally related asset. A determination that Units in the Fund are

[3]	The calculation of a particular exempt organization’s UBTI will also be affected if it incurs indebtedness to finance its investment in the Fund.

[4]	An exempt organization is generally required to make estimated tax payments with respect to its UBTI.

[5]	Certain exempt organizations that realize UBTI in a taxable year will not constitute “qualified organizations” for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Limited Partner should consult its tax adviser in this regard.

nonfunctionally related assets could conceivably cause cash flow problems for a prospective Partner that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Units in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.
     In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. For example, if a private foundation (either directly or together with a “disqualified person”) acquires, indirectly, more than 20% of the capital interest or profits interest in the Master Fund, the private foundation may be considered to have “excess business holdings.” If this occurs, such foundation may be required to divest itself of its units in the Fund to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Master Fund is “passive” within the applicable provisions of the Code and Regulations. Although there can be no assurance, the General Partner believes that the Master Fund will meet this 95% gross income test.
     A substantial percentage of investments of certain “private operating foundations” may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.
     Endowment Funds. Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.
     State and Local Taxation
     In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Partner’s allocable share of the taxable income or loss of the Fund generally will be required to be included in determining the Partner’s reportable income for state and local tax purposes in the jurisdiction in which he is a resident. A partnership in which the Master Fund acquires an interest may conduct business in a jurisdiction that will subject to tax a Partner’s share of the partnership’s income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in their jurisdiction of residence.
     Foreign Partners
     A foreign person considering acquiring Units in the Fund should consult his own tax advisers as to the U.S. federal, state and local tax consequences of an investment in the Fund, as well as with respect to the treatment of income or gain received from the Fund under the laws of his country of citizenship, residence or incorporation. The previous general discussion of the taxation of Partners in the Fund may not be applicable to foreign investors. The federal income tax treatment of a foreign investor in the Fund will depend on whether that investor is found, for federal income tax purposes, to be engaged in a trade or business in the United States as a result of its investment in the Fund. Generally, a Partner would be deemed to be engaged in a trade or business in the United States, and would be required to file a U.S. tax return (and possibly one or more state or local returns) if the Fund is so engaged.
     As long as the Master Fund’s principal activity is investing or trading in stocks, securities and commodities for its own account, and the Master Fund is not a dealer in such items, a “safe harbor” under Section 864(b)(2) of the Code will apply that will exempt any foreign person owning Units in the Fund from being treated as engaged in a United States trade or business as a result of the Master Fund’s stocks, securities and commodities trading activity, even if this activity otherwise constitutes a U.S. trade or business, provided that the foreign person is not a dealer in stocks, securities or commodities. Accordingly, any such foreign person owning Units in the Fund should be eligible for the safe harbor and will be exempt from U.S. federal net taxation on the Master Fund’s activities that fall within the safe harbor (other than for gains on certain securities reflecting interests in United States real property).6 However,

[6]	The Master Fund may engage in derivatives trading for speculative (non-hedging) purposes. Pursuant to proposed regulations, a non-U.S. taxpayer (other than a dealer in stocks, securities or derivatives) that effects transactions in the United States in derivatives (including (1) derivatives based upon stocks, securities, and certain commodities, and (2) certain notional principal contracts based upon an interest rate, equity, or certain commodities and currencies) for his own account is not deemed to be engaged in a United States trade or business. Although the proposed regulations are not final, the Service has indicated in the preamble to the proposed regulations that for periods before the effective date of the proposed regulations, taxpayers may take any reasonable position with withholding taxes, if any, will be imposed on a foreign Partner’s share of the Fund’s U.S.-source gross income from dividends and certain interest income arising from safe harbor activities, and certain other income, unless an exception is applicable to reduce or eliminate such withholding.
     To the extent the Master Fund engages in a United States trade or business, and the preceding “safe harbor” does not apply, income and gain effectively connected with the conduct of that trade or business allocated to a foreign Partner would subject such person to federal income tax on that income on a net basis at the same rates that are generally applicable to that particular type of investor which is a U.S. person. The Fund is required to withhold U.S. income tax with respect to each foreign Partner’s share of the Master Fund’s effectively connected income. The amount withheld is reportable as a tax credit on the U.S. income tax return that such foreign Partner is required to file. Moreover, effectively connected earnings from the Master Fund that are allocated to a foreign corporate Partner and are not reinvested in a United States trade or business may be subject to a “branch profits tax.”
     If a foreign individual owns Units in the Fund at the time of his death, the foreign individual’s Units may be subject to U.S. estate taxation, in whole or in part, unless provided otherwise by applicable treaty.
     The identity of a foreign Partner may be disclosed on the Fund’s U.S. tax return. In addition, foreign Partners may have to supply certain beneficial ownership statements to the Fund (which would be available to the Service) for them to obtain reductions in U.S. withholding tax on interest and to obtain benefits under U.S. income tax treaties, to the extent applicable.
     ERISA Plans and Other Tax-Exempt Entities
     Prospective investors subject to ERISA and/or Section 4975 of the Code, and other tax-exempt entities, including employee benefit plans, individual retirement accounts and Keogh plans, may not purchase or hold Units in the Multi-Strategy Fund (except to the extent a tax-exempt entity is an investor in a Partner, provided such Partner is not an entity the underlying assets of which constitute the assets of a plan(s) subject to ERISA and/or Section 4975 of the Code). The Fund’s assets should not constitute “plan assets” for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules or similar provisions of the Code.
TEI FUND
Taxation of the Offshore Fund
     The tax status of the Offshore Fund and its members under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed, and operated as contemplated, and on the assumption that shares of the Offshore Fund will be held by the Fund and that Units of the Fund will be held by tax-exempt investors. The summary is based on existing laws as applied on the date of this Prospectus but no representation is made or intended (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the IRS will agree with the interpretation described below. Prospective investors should consult their own tax and legal advisers with respect to the tax consequences of the purchase, holding, redemption, sale, or transfer of Interests.
     The Offshore Fund will be treated as a corporation for U.S. federal income tax purposes.
     Aside from certain 30% withholding taxes (discussed below), the Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which any such income, gain, or loss of the Master Fund is treated as effectively connected. An investment in the Master Fund should not, by itself, cause the Offshore Fund to be engaged in a U.S. trade or business for the foregoing purpose, so long as (1) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume, offset, assign or otherwise terminate positions in derivatives with customers, (2) the U.S. business activities of the Master Fund consist solely of trading in stock, securities, commodities, and derivatives for its own account (and, in the case of commodities, is limited to trading plural in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated there), and (3) any entity treated as a partnership for U.S. Federal income tax purposes in which the Master Fund invests is not deemed to be engaged in a U.S. trade or business.

respect to the application of Section 864(b)(2) of the Code to derivatives, and that a position consistent with the proposed regulations will be considered a reasonable position.

     With respect to (3) above, the Offshore Fund has no control over whether entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. However, the Master Fund intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. Federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.
     In the event that the Master Fund were found to be engaged in a U.S. trade or business, the Offshore Fund would be required to file a U.S. Federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. corporate income tax rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed under Section 884 of the Code on profits deemed repatriated from the United States. In addition, in such event, the Master Fund would be required under Section 1446 of the Code to withhold taxes with respect to the “effectively connected” income or gain allocable to the Offshore Fund (which withholding taxes would be applied toward the Offshore Fund’s tax liabilities).
     Assuming that the Master Fund is not engaged in a U.S. trade or business, the Offshore Fund will be subject to withholding of Federal income tax at a 30% rate on its allocable share of the Master Fund’s U.S.-source dividend income and other U.S.-source fixed or determinable annual or periodic gains, profits, or income as defined in Section 881(a) of the Code other than most forms of interest income. The Master Fund will also generally not qualify for any tax treaty benefits with respect to the Offshore Fund’s allocable shares of dividends, interest and gains on securities that are subject to foreign withholding taxes.
     The Offshore Fund does not expect to maintain significant cash reserves, but generally intend to invest any cash reserves that may exist in a manner so as not to be subject to 30% withholding.
     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, U.S. AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF AN INTEREST IN THE FUND AND/OR THE FILING REQUIREMENTS, IF ANY, ASSOCIATED WITH THE PURCHASE AND OWNERSHIP OF AN INTEREST IN THE FUND.
     Investment by Qualified Retirement Plans and other Tax-Exempt Investors
     Qualified pension and profit-sharing plans (including Keogh or HR-l0 plans), individual retirement accounts described in Section 408(a) of the Code (“IRAs”), educational institutions, and other investors exempt from taxation under Section 501 of the Code are generally exempt from Federal income tax except to the extent that they recognize UBTI. UBTI is income from an unrelated trade or business regularly carried on, excluding various types of investment such as dividends, interest, certain rental income, and capital gain, so long as not derived from debt-financed property. If a tax-exempt organization is a partner in a partnership that generates UBTI, the UBTI of the partnership will pass through to the organization. In addition, UBTI includes income derived from debt-financed property, i.e., property as to which there is “acquisition indebtedness”. Acquisition indebtedness is the unpaid amount of any debt incurred directly or indirectly to acquire or improve the property. During the period that any acquisition indebtedness is outstanding, a pro rata share of the income from the property will generally be UBTI based on the ratio of the average outstanding principal balance of the debt to the average tax basis of the property during the applicable tax year. To the extent the Master Fund holds debt-financed property or property primarily for sale to customers or becomes actively involved in trading securities, income attributable to such property or activity could constitute UBTI to a direct investor in the Master Fund. But, no such UBTI from the Master Fund should be attributable to a shareholder of the Offshore Fund or an investor in the TEI Fund, because UBTI generally should not pass through a corporation such as the Offshore Fund to its U.S. direct or indirect tax-exempt investors.
     Because all shares of the Offshore Fund will be owned by the TEI Fund, which is a U.S. person for Federal income tax purposes, the Offshore Fund will be considered a controlled foreign corporation (“CFC”) for U.S. Federal income tax purposes. Income of a CFC is taxable as UBTI to a tax-exempt entity only if the income consists of certain kinds of insurance income as defined in Section 512(b)(17) of the Code. The Offshore Fund does not expect to generate UBTI of this type. Accordingly, the TEI Fund believes that income of the TEI Fund allocable to tax-exempt investors should not constitute UBTI.
     If an investor incurs debt to finance the acquisition of a Unit, that acquisition indebtedness will separately cause income and gain from the TEI Fund to become UBTI under the rules applicable to debt-financed income. Each investor should consult its own tax adviser to determine whether any particular indebtedness of that investor may give rise to such debt-financed income as a result of an investment in the TEI Fund.
     The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, the Fund is not an appropriate investment for a charitable remainder trust.
     U.S. TAX-EXEMPT INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN A FUND.
     Investment by Benefit Plans and IRAs
     This section sets forth certain consequences under ERISA and Section 4975 of the Code which a fiduciary of an “employee benefit plan” as defined in and subject to ERISA (an “ERISA Plan”) or of a “plan” as defined in and subject to Section 4975 of the Code should consider before investing or deciding to invest the plan’s assets in the TEI Fund (such ERISA Plans and other “plans” being referred to herein as “Plans,” and such fiduciaries being referred to herein as “Plan Fiduciaries”). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.
     In general, the terms “employee benefit plan” as defined in ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types which provide retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans (including “Section 401(k) plans”), “simplified employee pension plans,” non-ERISA Keogh plans for self-employed individuals (including partners), IRAs, and medical benefit plans.
     Each Plan Fiduciary of an ERISA Plan who has investment discretion must give appropriate consideration to the facts and circumstances that are relevant to an investment in the TEI Fund, including the role an investment in the TEI Fund plays in the ERISA Plan’s investment portfolio and the projected return of the ERISA Plan’s total portfolio relative to the Plan’s funding objectives. Each such Plan Fiduciary of an ERISA Plan, before deciding to invest in the TEI Fund, must be satisfied that investment in the TEI Fund is a prudent investment for the ERISA Plan, that the investments of the ERISA Plan, including the investment in the TEI Fund, are diversified so as to minimize the risk of large losses (unless, under the circumstances, it is clearly prudent not to do so) and that an investment in the TEI Fund complies with the documents of the ERISA Plan and related trust. If a Plan Fiduciary of an ERISA Plan breaches his or her fiduciary responsibilities with regard to selecting an investment for an ERISA Plan, the Plan Fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.
     A Plan Fiduciary of an ERISA Plan, such as a directed trustee, who invests ERISA Plan assets in the TEI Fund at the direction of another Plan Fiduciary or, in the case of a participant-directed account Plan, at the direction of a Plan participant or beneficiary, generally has limited fiduciary responsibility under ERISA with respect to the investment. Also, a Plan Fiduciary who has control over the availability of investments in a participant-directed account Plan may have fiduciary responsibility unless certain requirements are satisfied. Such Plan Fiduciaries should consult with legal counsel to ensure that investment in the TEI Fund is consistent with their fiduciary responsibilities under ERISA.
     Because the TEI Fund will be registered as an investment company under the 1940 Act, the underlying assets of the TEI Fund will not be considered to be “plan assets” of the Plans investing in the TEI Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules or the prohibited transaction rules of Section 4975 of the Code. Thus, the Investment Manager will not, solely as a result of the Plan’s investment in the TEI Fund, be a fiduciary with respect to the assets of any Plan that becomes a Partner of the TEI Fund.
     The Board will require a Plan proposing to invest in the TEI Fund to represent that it, and any fiduciaries responsible for the Plan’s investments, are aware of and understand the TEI Fund’s investment objective, policies, and strategies, that the decision to invest plan assets in the TEI Fund was made with appropriate consideration of relevant investment factors with regard to the Plan, and, with respect to an ERISA Plan, that the decision to invest plan assets in the TEI Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.
     Certain prospective Plan investors may currently maintain relationships with the Investment Manager or one or more investment advisers of Adviser Funds in which the Master Fund will invest, or with other entities that are affiliated with the Adviser or such investment advisers. Each of such persons may be deemed to be a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975 of the Code) with respect to, and/or a fiduciary of, any Plan to which it (or an affiliate) provides investment management, investment advisory, or other services. ERISA and Section 4975 of the Code prohibit Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a Plan Fiduciary from using its fiduciary authority, control or responsibility to cause the Plan to make an investment from which it or certain third parties in which such Plan Fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the TEI Fund is a transaction that is prohibited by ERISA or the Code, and will be required to represent that the purchase of Units in the TEI Fund is not such a prohibited transaction. Plan Fiduciaries also will be required to represent that the decision to invest in the TEI Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the TEI Fund.
     The foregoing statements regarding the consequences under ERISA and the Code of an investment in the TEI Fund are based on the provisions of the Code and ERISA as in effect on April 1, 2008, and the then-existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that will not make the foregoing statements incorrect or incomplete.
     ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY THE BOARD, THE INVESTMENT MANAGER, OR ANY OTHER PARTY RELATED TO THE FUND THAT THIS INVESTMENT MEETS THE LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH THE INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE FUND IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.
BOTH FUNDS
     FOR ADDITIONAL INFORMATION ON AN INVESTMENT IN THE FUNDS, SEE “CERTAIN TAX CONSIDERATIONS” IN THE SAI. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, U.S. AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF UNITS IN A FUND AND/OR THE FILING REQUIREMENTS, IF ANY, ASSOCIATED WITH THE PURCHASE AND OWNERSHIP OF UNITS IN A FUND.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

PURCHASE TERMS	1
INVESTMENT POLICIES AND PRACTICES	1
CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES	2
RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS	9
SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES	16
OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION	18
BOARDS OF DIRECTORS AND OFFICERS	20
CODES OF ETHICS	24
PROXY VOTING POLICIES AND PROCEDURES	25
INVESTMENT MANAGEMENT SERVICES	26
CONFLICTS OF INTEREST RELATING TO THE INVESTMENT MANAGER	29
CONFLICTS OF INTEREST RELATING TO ADVISERS	30
CERTAIN TAX CONSIDERATIONS	31
ERISA AND RELATED CONSIDERATIONS	34
BROKERAGE	36
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	37
CUSTODIAN	37
FUND SERVICING FEE	37
SUMMARY OF AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENTS	38
REPORTS TO PARTNERS	40
ANTI-MONEY LAUNDERING CONSIDERATIONS	41
FISCAL YEARS	42
FUND ADVERTISING AND SALES MATERIAL	42
FINANCIAL STATEMENTS	43
APPENDIX A INDUSTRY CLASSIFICATIONS	A-1
APPENDIX B FINANCIAL STATEMENTS	B-1

HATTERAS MULTI-STRATEGY FUND, L.P.
HATTERAS MULTI-STRATEGY TEI FUND, L.P.
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615
888.363.2324

Investment Manager	Fund Counsel
Hatteras Investment Partners, LLC	Drinker Biddle & Reath LLP
8540 Colonnade Center Drive	One Logan Square
Suite 401	18th & Cherry Streets
Raleigh, NC 27615	Philadelphia, PA 19103

Distributor	Independent Registered Public Accounting Firm
Hatteras Capital Distributors, LLC	Deloitte & Touche LLP
8540 Colonnade Center Drive	1700 Market Street
Suite 401	25th Floor
Raleigh, NC 27615	Philadelphia, PA 19103

Transfer Agent / Administrator
UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233

Custodian Bank
UMB Bank, N.A.
1010 Grand Boulevard
Kansas City, MO 64106

THE INFORMATION IN THE STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION
PART B
HATTERAS MULTI-STRATEGY FUND, L.P.
HATTERAS MULTI-STRATEGY TEI FUND, L.P.
8540 Colonnade Center Dr., Suite 401
Raleigh, NC 27615
Telephone (888) 363-2324
STATEMENT OF ADDITIONAL INFORMATION
                    , 2009
THIS STATEMENT OF ADDITIONAL INFORMATION (“SAI”) IS NOT A PROSPECTUS AND SHOULD BE READ WITH THE PROSPECTUS DATED                     , 2009. CAPITALIZED TERMS USED HEREIN BUT NOT OTHERWISE DEFINED SHALL HAVE THE SAME MEANING AS IN THE PROSPECTUS. A COPY OF THE PROSPECTUS MAY BE OBTAINED BY CONTACTING THE FUNDS AT THE TELEPHONE NUMBER OR ADDRESS SET FORTH ABOVE.

PURCHASE TERMS
Units of limited partnership interest (“Units”) are being offered only to qualified investors that meet all requirements to invest in the Hatteras Multi-Strategy Fund, L.P. (the “Multi-Strategy Fund”) or the Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund,” and with the Multi-Strategy Fund, each a “Fund” or together, the “Funds”). The minimum initial investment in each Fund by an investor is $100,000 and the minimum additional investment is $25,000. However, a Fund, in its sole discretion, may modify this minimum from time to time. Interests of the Funds have been offered in a private placement to limited partners (each, a “Partner” and together, the “Partners”) since April 1, 2005. Each Fund commenced the public offering of the Units on November 3, 2008 and has publicly offered Units since that time.
Before an investor may invest in a Fund, the investor must certify that it is a qualified investor, that it meets other requirements for investment, and that the investor will not transfer its Units without the prior consent of the applicable Fund.
INVESTMENT POLICIES AND PRACTICES
The investment objective and principal investment strategies of each Fund, as well as the principal risks associated with each Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.
FUNDAMENTAL POLICIES
Each Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the applicable Fund (the “Units”), are listed below. Within the limits of these fundamental policies, each Fund’s management has reserved freedom of action. As defined in the Investment Company Act of 1940 (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the Units (by value) present at such meeting, if the holders of more than 50% of the Units (by value) of the applicable Fund are present or represented by proxy; or (b) of more than 50% of the Units (by value), whichever is less.
The Hatteras Multi-Strategy Offshore Fund, LDC (the “Offshore Fund”) and the Hatteras Master Fund, L.P. (the “Master Fund”) have substantially the same fundamental policies as the Funds; such policies cannot be changed without the approval of the Board of the TEI Fund, in the case of the Offshore Fund, and a majority (as such majority vote is defined in the preceding paragraph) of the outstanding voting securities of the Master Fund, in the case of the Master Fund. To the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders, or other guidance provided by the Securities and Exchange Commission (the “SEC”) or its staff, each of the Funds and Master Fund may not:
-	Issue senior securities or borrow money, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC;

-	Underwrite securities of other issuers, except insofar as a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities;

-	Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements except as permitted under the 1940 Act;

-	Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of any one issuer or of two or more issuers which a Fund or the Master Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses;

-	Invest 25% or more of the value of its total assets in private investment funds (“Adviser Funds”) that, in the aggregate, have investment programs that focus on investing in any single industry;

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-	Purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it; and

-	Purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts.
For purposes of each Fund’s policy not to concentrate its investments as described above, each Fund has adopted the industry classifications as set forth in Appendix A to this SAI.
No other policy, including the investment objective of each Fund, the Offshore Fund, or the Master Fund is a fundamental policy of such Fund. The Board of Directors may modify a Fund’s borrowing policies subject to applicable law, including any required shareholder approval.
Under the 1940 Act, the Funds, the Master Fund and the Adviser Accounts (as defined below) are not permitted to borrow for any purposes if, immediately after such borrowing, a Fund would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock.
Neither the Funds nor the Master Fund can issue “senior securities,” except as permitted by the 1940 Act. Nevertheless, the Master Fund may engage in certain investment activities for which assets of each Fund or the Master Fund may be designated as segregated, or for which margin, collateral or escrow arrangements may be established, to cover certain obligations of a Fund or the Master Fund. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.
With respect to these investment restrictions and other policies described in this SAI (except each Fund’s and the Master Fund’s policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Fund’s or the Master Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Multi-Strategy Fund’s investment policies and restrictions do not apply to the activities and transactions of the Adviser Funds in which the assets of the Multi-Strategy Fund are invested through the Master Fund (or the investment funds in which the Master Fund’s assets are invested), but will apply to investments made by the Multi-Strategy Fund directly (or any account consisting solely of the Multi-Strategy Fund’s assets). The TEI Fund’s investment policies and restrictions do not apply to the activities and transactions of the Adviser Funds in which the assets of the TEI Fund is invested through the Offshore Fund and the Master Fund, but will apply to investments made by the TEI Fund directly (or any account consisting solely of the TEI Fund’s assets).
Each Fund’s, the Offshore Fund’s and the Master Fund’s investment objective is not in itself fundamental, and may be changed by the approval of each Fund’s applicable Board of Directors, and without the approval of the Partners.
CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES
As discussed in the Prospectus, to pursue its objective, the Multi-Strategy Fund invests substantially all of its assets in the Master Fund. The TEI Fund, to pursue its objective, invests substantially all of its assets in the Offshore Fund, which in turn invests substantially all of its assets in the Master Fund. The Master Fund invests in Adviser Funds that are managed by independent trading advisers (“Advisers”) that employ a wide range of specialized investment strategies that each individually offers the potential for attractive investment returns and which, when blended together within the Master Fund’s portfolio, are designed to produce an overall investment exposure that has a low correlation to the general performance of equity, debt and other markets. Adviser Funds may be either U.S. private investment funds or certain qualifying non-U.S. private investment funds. The Master Fund may also on occasion retain an Adviser to manage a designated segment of the Master Fund’s assets (each, an “Adviser Account”) in accordance with the Adviser’s investment program. Additional information regarding the types of securities and financial instruments in which Advisers may invest the assets of Adviser Funds and Adviser Accounts, and certain of the investment techniques that may be used by Advisers, is set forth below. Detailed information on the investment strategies in which the Advisers invest is set forth in the Prospectus under the section

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titled “INVESTMENT OBJECTIVE AND STRATEGIES — ASSET CLASSES AND INVESTMENT STRATEGIES.”
EQUITY SECURITIES
The investment portfolios of Adviser Funds and Adviser Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.
Advisers may generally invest Adviser Funds and Adviser Accounts in equity securities without restriction. These investments may include securities of companies with small to medium-sized market capitalizations, including “micro cap” companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be illiquid.
FIXED-INCOME SECURITIES
Adviser Funds and Adviser Accounts may invest in fixed-income securities. An Adviser will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.
Adviser Funds and Adviser Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Adviser to be of comparable quality.
An Adviser Fund’s or Adviser Account’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.
NON-U.S. SECURITIES
Adviser Funds and Adviser Accounts may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Adviser Funds and Adviser Accounts may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private

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placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in this SAI under “RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS — NON-U.S. INVESTMENTS.”
As a general matter, Adviser Funds and Adviser Accounts are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, an Adviser Fund or Adviser Account may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Adviser Fund’s or Adviser Account’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Adviser Fund or Adviser Account for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Adviser Fund or Adviser Account anticipates purchasing or selling a non-U.S. security. This technique would allow the Adviser Fund or Adviser Account to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Adviser Fund’s or Adviser Account’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Adviser Fund’s or Adviser Account’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue a Fund’s or an Adviser Fund’s investment objective, such as when an Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Master Fund’s or Adviser Fund’s investment portfolio.
ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored Depository Receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.
MONEY MARKET INSTRUMENTS
The Master Fund, Adviser Funds and Adviser Accounts may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Master Fund’s investment manager, Hatteras Investment Partners, LLC (the “Investment Manager”) or an Adviser deems appropriate under the circumstances. The Master Fund or Adviser Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.
REPURCHASE AGREEMENTS
Repurchase agreements are agreements under which the Master Fund, an Adviser Fund or Adviser Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Master Fund, Adviser Fund or Adviser Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Master Fund, Adviser Fund or Adviser Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Master Fund has adopted specific policies designed to minimize certain of the risks of loss from the Master Fund’s use of repurchase agreements.

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REVERSE REPURCHASE AGREEMENTS
Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to an Adviser Fund or Adviser Account. Reverse repurchase agreements are a form of leverage which also may increase the volatility of an Adviser Fund’s or Adviser Account’s investment portfolio.
SPECIAL INVESTMENT TECHNIQUES
Adviser Funds and Adviser Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Adviser Funds and Adviser Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Adviser Funds or Adviser Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Adviser Fund or Adviser Account may suffer losses as a result of its hedging activities.
DERIVATIVES
Adviser Funds and Adviser Accounts may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Adviser Funds and Adviser Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities. Special risks may apply to instruments that are invested in by Adviser Funds or Adviser Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Adviser Funds or Adviser Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.
Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on an Adviser Fund’s or Adviser Account’s performance.
If an Adviser Fund or Adviser Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Adviser Fund’s or Adviser Account’s return or result in a loss. An Adviser Fund or Adviser Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Adviser Fund or Adviser Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.
OPTIONS AND FUTURES
The Advisers may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, an Adviser Fund or Adviser Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, an Adviser may have difficulty closing out its position. Over-the-counter options purchased and sold by Adviser Funds and Adviser Accounts may include options on baskets of specific securities.

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The Advisers may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Adviser Fund or Adviser Account owns the underlying security. The sale of such an option exposes an Adviser Fund or Adviser Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Adviser Fund’s or Adviser Account’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Adviser Funds and Adviser Accounts need not be covered.
An Adviser Fund or Adviser Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Adviser Fund or Adviser Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Adviser would ordinarily effect a similar “closing sale transaction,” which involves liquidating a position by selling the option previously purchased, although the Adviser could exercise the option should it deem it advantageous to do so.
The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by Adviser Funds and Adviser Accounts could cause the Master Fund to be a commodity pool, which would require the Master Fund to comply with certain rules of the CFTC. However, the General Partner has claimed an exemption from registration as a “Commodity Pool Operator” under Rule 4.13(a)(3) of the Commodity Exchange Act, as amended, and therefore is not subject to registration as a Commodity Pool Operator under the Commodity Exchange Act. The Funds do not trade commodity interests directly and the Investment Manager does not allocate more than 50% of the Master Fund’s assets to Adviser Funds that trade commodity interests.
Adviser Funds and Adviser Accounts may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.
Engaging in these transactions involves risk of loss, which could adversely affect the value of a Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting an Adviser Fund or Adviser Account to substantial losses.
Successful use of futures also is subject to an Adviser’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Some or all of the Advisers may purchase and sell stock index futures contracts for an Adviser Fund or Adviser Account. A stock index future obligates an Adviser Fund or Adviser Account to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement

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price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.
Some or all of the Advisers may purchase and sell interest rate futures contracts for an Adviser Fund or Adviser Account. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.
Some or all of the Advisers may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.
OPTIONS ON SECURITIES INDEXES
Some or all of the Advisers may purchase and sell for the Adviser Funds and Adviser Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Adviser of options on stock indexes will be subject to the Adviser’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.
WARRANTS AND RIGHTS
Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.
SWAP AGREEMENTS
The Advisers may enter into equity, interest rate, index and currency rate swap agreements on behalf of Adviser Funds and Adviser Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.
Most swap agreements entered into by an Adviser Fund or Adviser Account would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Adviser Fund’s or Adviser Account’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, an Adviser Fund’s or Adviser Account’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.

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To achieve investment returns equivalent to those achieved by an Adviser in whose investment vehicles the Master Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Master Fund does not currently intend to use swaps or other derivatives in this manner.
LENDING PORTFOLIO SECURITIES
An Adviser Fund or Adviser Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Adviser Fund or Adviser Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Adviser Fund or Adviser Account an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Adviser Fund or Adviser Account generally will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Adviser Fund or Adviser Account might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Adviser Fund or Adviser Account.
WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES
To reduce the risk of changes in securities prices and interest rates, an Adviser Fund or Adviser Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Adviser Fund or Adviser Account enters into the commitment, but the Adviser Fund or Adviser Account does not make payment until it receives delivery from the counterparty. After an Adviser Fund or Adviser Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.
Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose an Adviser Fund or Adviser Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Adviser Fund or Adviser Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of an Adviser Fund or Adviser Account. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by an Adviser Fund or Adviser Account on a forward basis will not honor its purchase obligation. In such cases, the Adviser Fund or Adviser Account may incur a loss.
EACH FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.
Except as otherwise indicated, the Funds, the Offshore Fund and the Master Fund may each change their respective investment objectives and any of their respective policies, restrictions, strategies, and techniques without Partner approval. The Funds’, the Offshore Fund’s and the Master Fund’s investment objective is not a fundamental policy and it may be changed by the respective Board without Partner approval. Notice will be provided to Partners prior to any such change.

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RISKS OF SECURITIES ACTIVITIES OF THE ADVISERS
All securities investing and trading activities involve the risk of loss of capital. While the Investment Manager will attempt to moderate these risks, there can be no assurance that the Master Fund’s investment activities will be successful or that the Partners will not suffer losses. The following discussion sets forth some of the more significant risks associated with the styles of investing which may be utilized by one or more Advisers:
EQUITY SECURITIES
Advisers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Advisers also may invest in depository receipts relating to non-U.S. securities, which are subject to the risks affecting investments in foreign issuers discussed under “NON-U.S. INVESTMENTS,” below. Issuers of unsponsored depository receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.
BONDS AND OTHER FIXED INCOME SECURITIES
Adviser Funds and Adviser Accounts may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Adviser Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. government securities or debt securities issued or guaranteed by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).
NON-U.S. INVESTMENTS
It is expected that Adviser Funds and Adviser Accounts will invest in securities of non-U.S. companies and countries. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Master Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by exchange control regulations; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company’s assets; delays in settlement of transactions; changes in governmental economic or monetary policies in the Unites States or abroad; or other political and economic factors.
Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Master Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems.
FOREIGN CURRENCY TRANSACTIONS
Adviser Funds and Adviser Accounts may engage in foreign currency transactions for a variety of purposes, including “locking in” the U.S. dollar price of a security between trade and settlement date, or hedging the U.S. dollar value of securities held in the Adviser Fund or Adviser Account. Adviser Funds and Adviser Accounts may also engage in foreign currency transactions for non-hedging purposes to generate returns.

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Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve an Adviser Fund or Adviser Account agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. An Adviser Fund or Adviser Account would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Adviser Fund or Adviser Account has contracted to receive in the exchange. An Adviser’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.
An Adviser Fund or Adviser Account may enter into forward contracts (“forward contracts”) for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Adviser anticipates purchasing or selling a non-U.S. security. This technique would allow the Adviser to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an existing holding of non-U.S. securities. Imperfect correlation may exist, however, between the non-U.S securities holdings of the Adviser Fund or Adviser Account, and the forward contracts entered into with respect to those holdings. In addition, forward contracts may be used for non-hedging purposes, such as when an Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the applicable investment portfolio. Generally, Adviser Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.
SMALL CAPITALIZATION ISSUERS
Adviser Funds and Adviser Accounts may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.
DISTRESSED SECURITIES
Certain of the companies in whose securities the Adviser Funds or Adviser Accounts may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid.
Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims. Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies. In addition, there is no minimum credit standard that is a prerequisite to an Adviser Fund’s or Adviser Account’s investment in any instrument, and a significant portion of the obligations and preferred stock in which an Adviser Fund or Adviser Account invests may be less than investment grade. Any one or all of the issuers of the securities in which an Adviser Fund or Adviser Account may invest may be unsuccessful or not show any return for a considerable period of time. The level of

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analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that an Adviser will correctly evaluate the value of the assets collateralizing such Adviser Fund’s or Adviser Account’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which an Adviser Fund or Adviser Account invests, such Adviser Fund or Adviser Account may lose its entire investment, may be required to accept cash or securities with a value less than such Adviser Fund or Adviser Account’s original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated from an Adviser Fund’s or Adviser Account’s investments may not compensate the investors adequately for the risks assumed.
In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to an Adviser Fund or Adviser Account of the security in respect to which such distribution was made.
In certain transactions, an Adviser Fund or Adviser Account may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.
PURCHASING INITIAL PUBLIC OFFERINGS
Adviser Funds and Adviser Accounts may purchase securities of companies in initial public offerings (“IPOs”) or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for an Adviser to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or near-term prospects of achieving revenues or operating income. Further, when an Adviser Fund’s or Adviser Account’s asset base is small, a significant portion of an Adviser Fund’s or Adviser Account’s performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Adviser Fund or Adviser Account.
ILLIQUID PORTFOLIO INVESTMENTS
Adviser Funds and Adviser Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and an Adviser Fund or Adviser Account may not be able to sell them when the Adviser desires to do so or to realize what the Adviser perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.
The Multi-Strategy Fund’s investments in the Master Fund, and the TEI Fund’s investments in the Master Fund through the Offshore Fund, are themselves illiquid and subject to substantial restrictions on transfer. The Funds will typically have only limited rights to withdraw its investment in the Master Fund. The illiquidity of this investment may adversely affect a Fund if it sold such investment at an inopportune time. See “Repurchase Offers” in the Funds’ Prospectus.

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PAYMENT IN KIND FOR REPURCHASED UNITS
The Funds do not expect to distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Funds or on Partners not requesting that their Units be repurchased, or that the Multi-Strategy Fund has received distributions from the Master Fund, or that the TEI Fund has received distributions from the Master Fund via the Offshore Fund, consisting of securities of Adviser Funds or securities from such Adviser Funds that are transferable to the Partners. In the event that a Fund makes such a distribution of securities as payment for Units, Partners will bear any risks of the distributed securities (see “SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES” below) and may be required to pay a brokerage commission or other costs in order to dispose of such securities.
SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED
Securities that Advisers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Advisers anticipate. As a result, an Adviser Fund or Adviser Account in which the Master Fund invests may lose all or substantially all of its investment in any particular instance. In addition, there is no minimum credit standard that is a prerequisite to an Adviser’s investment in any instrument and some obligations and preferred stock in which an Adviser invests may be less than investment grade.
EVENT DRIVEN STRATEGIES
Event-driven strategies generally incur significant losses when proposed transactions are not consummated. The consummation of mergers, tender offers, and exchange offers and other significant corporate events can be prevented or delayed by a variety of factors, including: (i) regulatory intervention; (ii) efforts by the target company to pursue a defensive strategy, including a merger with, or a friendly tender offer by, a company other than the offeror; (iii) failure to obtain the necessary shareholder approvals; (iv) adverse market or business conditions resulting in material change or termination of the pending transaction; (v) additional requirements imposed by law; and (vi) inability to obtain adequate financing.
ACTIVIST TRADING STRATEGY
The success of the Master Fund’s investments in Adviser Funds and Adviser Accounts that pursue an activist trading strategy may require, among other things: (i) that the Adviser properly identify companies whose securities prices can be improved through corporate and/or strategic action; (ii) that the Adviser Funds and Adviser Accounts acquire sufficient securities of such companies at a sufficiently attractive price; (iii) that the Adviser Funds and Adviser Accounts avoid triggering anti-takeover and regulatory obstacles while aggregating its position; (iv) that management of companies and other security holders respond positively to the Adviser’s proposals; and (v) that the market price of a company’s securities increases in response to any actions taken by companies. There can be no assurance that any of the foregoing will succeed.
Successful execution of an activist strategy will depend on the cooperation of security holders and others with an interest in the company. Some security holders may have interests which diverge significantly from those of the Adviser Funds and Adviser Accounts and some of those parties may be indifferent to the proposed changes. Moreover, securities that the Adviser believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Adviser anticipates, even if the Adviser Fund’s and Adviser Account’s strategy is successfully implemented. Even if the prices for a company’s securities have increased, there is no assurance that the Adviser Fund and Adviser Account will be able to realize any increase in the price of such securities.
CONVERTIBLE BOND ARBITRAGE
The success of the investment activities involving convertible bond arbitrage will depend on the Advisers’ ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that the Advisers will be able to locate investment opportunities or to correctly exploit price discrepancies. In the event that the perceived mispricings underlying the Advisers’ positions were to fail to materialize as expected by the Advisers, the Master Fund and the Funds could incur a loss.

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MERGER ARBITRAGE
Merger arbitrage is a strategy that seeks to profit from changes in the price of securities of companies involved in extraordinary corporate transactions. The difference between the price paid by an Adviser for securities of a company involved in an announced extraordinary corporate transaction and the anticipated value to be received for such securities upon consummation of the proposed transaction will often be very small. Since the price bid for the securities of a company involved in an announced extraordinary corporate transaction will generally be at a significant premium above the market price prior to the announcement, if the proposed transaction appears likely not to be consummated or in fact is not consummated or is delayed, the market price of the securities will usually decline sharply, perhaps by more than the Adviser’s anticipated profit, even if the security’s market price returns to a level comparable to that which exists prior to the announcement of the deal.
Numerous factors, such as the possibility of litigation between the participants in a transaction, the requirement to obtain mandatory or discretionary consents from various governmental authorities or others, or changes in the terms of a transaction either by the initial participants or as a result of the entry of additional participants, make any evaluation of the outcome of an arbitrage situation uncertain; and these uncertainties may be increased by legal and practical considerations that limit the access of the Advisers to reliable and timely information concerning material developments affecting pending transactions, or that cause delays in the consummation of transactions resulting in an increase of the Master Fund’s and the Funds’ costs.
MAJOR STOCK MARKET CORRECTION
A major stock market correction may result in the widening of arbitrage spreads generally and in the termination of some merger and acquisition (“M&A”) transactions. In the event of such a correction, to the extent the portfolios contain stock-for-stock transactions, short positions held by the Master Fund (through the Adviser Funds and Adviser Accounts) in acquiring companies are anticipated to provide a significant but not complete offset to the potential losses on long positions held by the Master Fund (through the Adviser Funds and Adviser Accounts) in target companies. A major stock market correction may also adversely affect the number and frequency of publicly announced M&A transactions available for investment by the Master Fund (through the Adviser Funds and Adviser Accounts).
INTEREST RATE RISK
The Adviser Funds and Adviser Accounts, and therefore the Master Fund and the Funds, are subject to the risk of a change in interest rates. A decline in interest rates could reduce the amount of current income the Master Fund is able to achieve from interest on convertible debt and the proceeds of short sales. An increase in interest rates could reduce the value of convertible securities owned by the Adviser Funds or Adviser Accounts. To the extent that the cash flow from a fixed income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as three-month LIBOR, may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates. The Adviser Funds and Adviser Accounts may also invest in floating rate securities. The value of these investments is closely tied to the absolute levels of such rates, or the market’s perception of anticipated changes in those rates. This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.
CONTINGENT LIABILITIES
The Master Fund may from time to time incur contingent liabilities in connection with an investment made through an Adviser Fund or Adviser Account. For example, the Master Fund may purchase from a lender a revolving credit facility that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Master Fund might be obligated to fund a portion of the amounts due.

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GENERAL CREDIT RISKS
The value of any underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance. The Advisers cannot guarantee the adequacy of the protection of the Master Fund’s interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, the Advisers cannot assure that claims may not be asserted that might interfere with enforcement of the rights of the holder(s) of the relevant debt. In the event of a foreclosure, the liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to the Master Fund. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. The Master Fund will not have the right to proceed directly against obligors on bank loans, high yield securities and other fixed income securities selected by the Advisers (“Reference Securities”).
CREDIT DEFAULT SWAPS
The Adviser Funds or Adviser Accounts may enter into credit default swaps. Under these instruments, the Adviser Funds or Adviser Accounts will usually have a contractual relationship only with the counterparty of such credit default swaps and not the issuer of the obligation (the “Reference Obligation”) subject to the credit default swap (the “Reference Obligor”). The Adviser Funds or Adviser Accounts will have no direct right or recourse against the Reference Obligor with respect to the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor any voting rights with respect to the Reference Obligation. The Adviser Funds or Adviser Accounts will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the credit default swap counterparty, the Adviser Funds or Adviser Accounts will be treated as a general creditor of such counterparty and will not have any claim with respect to the Reference Obligation. Consequently, the Adviser Funds or Adviser Accounts will be subject to the credit risk of the counterparty and in the event the Adviser Funds or Adviser Accounts will be selling credit default swaps, the Adviser Funds or Adviser Accounts will also be subject to the credit risk of the Reference Obligor. As a result, concentrations of credit default swaps in any one counterparty expose the Adviser Funds or Adviser Accounts to risk with respect to defaults by such counterparty.
BANK DEBT TRANSACTIONS
Bank debt will be included as Reference Securities. Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, and (iv) limitations on the ability of the holder of the interest affecting the Master Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of certain of the Reference Securities.
In addition to the special risks generally associated with investments in bank loans described above, the Master Fund’s investments (through the Adviser Funds or Adviser Accounts) in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Master Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Master Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The Master Fund’s investments (through the Adviser Funds or Adviser Accounts) in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.
COMPLEXITY OF QUANTITATIVE TRADING STRATEGIES; RELIANCE ON TECHNOLOGY
Many of the investments that the Advisers are expected to trade on behalf of the Master Fund, and many of the trading strategies that the Advisers are expected to execute on behalf of the Master Fund, are highly complex. In certain cases, the successful application of a particular trading strategy may require relatively sophisticated mathematical calculations and relatively complex computer programs. While the Advisers intend to use “good

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faith” efforts to carry out such calculations and such programs correctly and to use the aforementioned investments and strategies effectively, there can be no assurance that it will prove successful in doing so. In addition, whether or not such calculations or programs relate to a substantial portion of the investment portfolio of the Master Fund, any errors in this regard could have a material adverse effect on the Master Fund.
Certain of the trading strategies expected to be used by the Advisers on behalf of the Master Fund are dependent upon various computer and telecommunications technologies. The successful deployment of these strategies, the implementation and operation of these strategies and any future strategies, and various other critical activities of the Advisers on behalf of the Master Fund could be severely compromised by telecommunications failures, power loss, software-related “system crashes,” fire or water damage, or various other events or circumstances. The Advisers do not provide comprehensive and foolproof protection against all such events (whether because they believe such to be impractical or prohibitively expensive in terms of financial expenditures and/or scheduling delays, or for other reasons), and are not expected to secure such comprehensive or foolproof protection. Any event that interrupts the Advisers’ computer and/or telecommunications operations, however, could result in, among other things, the inability to establish, modify, liquidate, or monitor the Master Fund’s investment portfolio, and, for those and other reasons, could have a material adverse effect on the operating results, financial condition, activities, and prospects of the Master Fund.

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SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES
The Advisers may utilize a variety of special investment instruments and techniques to hedge against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue an Adviser Fund’s or Adviser Account’s investment objective. These strategies may often be executed through derivative transactions. Certain of the special investment instruments and techniques that the Advisers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.
DERIVATIVES
Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by Adviser Funds or Adviser Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Adviser Funds or Adviser Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.
CALL AND PUT OPTIONS
There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above its short sales price plus the premium received for writing the put option, and gives up the opportunity for gain on the short position if the underlying security’s price falls below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.
HEDGING TRANSACTIONS
Advisers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Advisers to hedge against a change or event at a price sufficient to protect an Adviser Fund’s or Adviser Account’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While an Adviser may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for a Fund than if the Adviser had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Advisers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Advisers from achieving the intended hedge or expose a Fund to additional risk of loss.

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SWAP AGREEMENTS
An Adviser Fund or Adviser Account may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Adviser Fund or Adviser Account had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.
Most of these swap agreements would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Adviser Fund or Adviser Account is contractually obligated to make. If the other party to a swap defaults, the risk of loss consists of the net amount of payments that the Adviser Fund or Adviser Account contractually is entitled to receive.
The U.S. federal income tax treatment of swap agreements and other derivatives as described above is unclear. Swap agreements and other derivatives used in this manner may be treated as a constructive ownership of the reference property which may result in a portion of any long-term capital gain being treated as ordinary.
LEVERAGE
In addition to the use of leverage by the Advisers in their respective trading strategies, the Investment Manager intends to leverage the Master Fund’s allocations to the Advisers through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) employing certain Advisers (many of which trade on margin and do not generally need additional capital from the Master Fund in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which the Investment Manager determines to be creditworthy.
The Investment Manager anticipates that Adviser Account and Adviser Fund investments generally will be maintained representing an aggregate investment with the Advisers of between 150% to 300% of the Master Fund’s equity, although this investment leverage varies as the Investment Manager allocates and reallocates assets.
Thus the Master Fund, through its leveraged investments in the Adviser Funds and through each Adviser’s use of leverage in its trading strategies, uses leverage with respect to the Units. As a result of that leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Master Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.
Investors also should note that the leverage the Advisers employ in their Adviser Account and Adviser Fund trading can result in an investment portfolio significantly greater than the assets allocated to their trading, which can greatly increase a Fund’s profits or losses as compared to its net assets. The Advisers’ anticipated use of short-term margin borrowings results in certain additional risks to the Fund. For example, should the securities that are pledged to brokers to secure the Advisers’ margin Adviser Funds decline in value, or should brokers from which the Advisers have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Advisers could be subject to a “margin call,” pursuant to which the Advisers must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of an Adviser, the Adviser might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.

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SHORT SELLING
The Advisers may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.
Adviser Funds and Adviser Accounts may also effect short sales “against the box.” These transactions involve selling short securities that are owned (or that an Adviser Fund or Adviser Account has the right to obtain). When an Adviser Fund or Adviser Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Adviser Funds and Adviser Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.
OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION
          DEPENDENCE ON THE INVESTMENT MANAGER AND THE ADVISERS. The Investment Manager will invest assets of the Master Fund through the Advisers, and the Investment Manager has the sole authority and responsibility for the selection of the Advisers. The success of the Master Fund depends upon the ability of the Investment Manager to develop and implement investment strategies that achieve the investment objective of the Funds, the Offshore Fund and the Master Fund, and upon the ability of the Advisers to develop and implement strategies that achieve their investment objectives. Partners will have no right or power to participate in the management or control of either Fund, the Offshore Fund, the Master Fund or the Adviser Funds, and will not have an opportunity to evaluate the specific investments made by the Adviser Funds or the Advisers, or the terms of any such investments.
          COMPENSATION ARRANGEMENTS WITH THE ADVISERS. Advisers may receive compensation based on the performance of their investments. Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of a Fund’s assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.
          BUSINESS AND REGULATORY RISKS. Legal, tax and regulatory developments that may adversely affect the Fund, the Advisers or the Adviser Funds could occur. Securities and futures markets are subject to comprehensive statutes, regulations and margin requirements enforced by SEC, other regulators and self regulatory organizations and exchanges authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The regulatory environment for private funds is evolving, and changes in the regulation of private funds and their trading activities may adversely affect the ability of a Fund to pursue its investment strategy and the value of investments held by the Funds. There has been an increase in governmental, as well as self regulatory, scrutiny of the alternative investment industry in general. For instance, the SEC issued an emergency order in September 2008 to temporarily ban short-selling of any publicly traded securities of certain financial firms and require institutional investment managers, including hedge fund managers, to make daily disclosure on a weekly basis of short positions on publicly traded equity securities. On or about the same time, other jurisdictions (e.g., United Kingdom, Australia, Ireland) enacted emergency regulations, imposing similar regulations to those enacted by the SEC. It is impossible to predict what, if any, changes in regulations may occur, but any regulations which restrict the ability of a Fund to trade in securities or the ability of a Fund to employ, or brokers and other counterparties to extend, credit in its trading (as well as other regulatory changes that result) could have a material adverse impact on a Fund’s portfolio.

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          CONTROL POSITIONS. Adviser Funds and Advisers (through Adviser Accounts) may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Adviser Fund and Adviser (through Adviser Accounts) to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved in a manner adverse to the Adviser Funds or Adviser, the Adviser Funds or Adviser Accounts likely would suffer losses on their investments. Additionally, should an Adviser Fund or Adviser (through an Adviser Account) obtain such a position, such entity may be required to make filings concerning its holdings with the SEC and it may become subject to other regulatory restrictions that could limit the ability of such Adviser Fund or Adviser Account to dispose of its holdings at a preferable time and in a preferable manner. Violations of these regulatory requirements could subject the Adviser Fund or Adviser Account to significant liabilities.
          EFFECT OF INVESTOR WITHDRAWALS ON AN ADVISER’S ABILITY TO INFLUENCE CORPORATE CHANGE. From time to time an Adviser Fund or Adviser Account may acquire enough of a company’s shares or other equity to enable its Adviser, either alone or together with the members of any group with which the Adviser is acting, to influence the company to take certain actions, with the intent that such actions will maximize shareholder value. If the investors of such an Adviser Fund or Adviser Account request withdrawals representing a substantial portion of the Adviser Fund’s or Adviser Account’s assets during any period when its Adviser (or members of any such group) are seeking to influence any such corporate changes, the Adviser may be compelled to sell some or all of the Adviser Fund’s or Adviser Account’s holdings of the shares or other equity issued by such company in order to fund such investor withdrawal requests. This may adversely impact, or even eliminate, the Adviser’s (or the group’s) ability to influence such changes and, thus, to influence shareholder value, possibly resulting in losses to the Adviser Fund or Adviser Account and subsequently, the Master Fund and the Funds.
          RELIANCE ON KEY PERSONNEL OF THE INVESTMENT MANAGER. The Funds’ abilities to identify and invest in attractive opportunities is dependent upon the Investment Manager. If one or more of the key individuals leaves the Investment Manager, the Investment Manager may not be able to hire qualified replacements at all, or may require an extended time to do so. This could prevent the Funds from achieving their investment objective.
          DILUTION. If an Adviser limits the amount of capital that may be contributed to an Adviser Fund by the Master Fund, additional sales of Units of the Funds will dilute the participation of existing Partners in the indirect returns to the Funds from such Adviser Fund.
          INDIRECT INVESTMENT IN ADVISER FUNDS. Any transaction by which the Master Fund indirectly gains exposure to an Adviser Fund by the purchase of a swap or other contract is subject to special risks. The Master Fund’s use of such instruments can result in volatility, and each type of instrument is subject to special risks. Indirect investments generally will be subject to transaction and other fees that will reduce the value of the Master Fund’s investment in an Adviser Fund. There can be no assurance that the Master Fund’s indirect investment in an Adviser Fund will have the same or similar results as a direct investment in the Adviser Fund, and the Master Fund’s value may decrease as a result of such indirect investment.
          COUNTERPARTY INSOLVENCY. The Funds’ and the Adviser Funds’ or Adviser Accounts’ assets may be held in one or more funds maintained for the Funds or the Adviser Funds or Adviser Accounts by counterparties, including their prime brokers. There is a risk that any of such counterparties could become insolvent. In September 2008, Lehman Brothers Holdings Inc., a major investment bank based in the United States, filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. While none of its U.S. broker-dealer subsidiaries were included in the Chapter 11 filing and all of its U.S. registered broker-dealer subsidiaries currently continue to operate, certain of Lehman Brothers subsidiaries, including Lehman Brothers International (Europe) (“LBIE”) have been placed under the administration chartered to wind down their respective business. To date, it is uncertain what percentage of the assets custodied with LBIE by its trading counterparties (including hedge funds) will ultimately be recovered and when. The insolvency of such counterparties is likely to impair the operational capabilities or the assets of the Adviser Funds or Adviser Accounts and the Funds. If one or more of the Adviser Funds’ or Adviser Accounts’ counterparties were to become insolvent or the subject of liquidation proceedings in the United States (either under the Securities Investor Protection Act or the United States Bankruptcy Code), there

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exists the risk that the recovery of the Adviser Funds’ or Adviser Accounts’ securities and other assets from such prime broker or broker-dealer will be delayed or be of a value less than the value of the securities or assets originally entrusted to such prime broker or broker-dealer.
          In addition, the Adviser Funds or Adviser Accounts may use counterparties located in various jurisdictions outside the United States like LBIE. Such local counterparties are subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Adviser Funds’ or Adviser Accounts’ assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a counterparty, it is impossible to generalize about the effect of their insolvency on the Adviser Funds or Adviser Accounts and their assets and the Funds. The insolvency of any counterparty would result in a loss to the Funds, which could be material.
          FINANCIAL FAILURE OF INTERMEDIARIES. There is always the possibility that the institutions, including brokerage firms and banks, with which the Funds do business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Funds.
          SUSPENSIONS OF TRADING. Each exchange typically has the right to suspend or limit trading in all securities that it lists. Such a suspension could render it impossible for an Adviser Fund to liquidate its positions and thereby expose it to losses. In addition, there is no guarantee that non-exchange markets will remain liquid enough for an Adviser Fund to close out positions.
          ENFORCEABILITY OF CLAIMS AGAINST ADVISER FUNDS. The Funds have no assurances that they will be able to: (1) effect service of process within the U.S. on foreign Adviser Funds; (2) enforce judgments obtained in U.S. courts against foreign Adviser Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against an Adviser Fund or other person based upon the U.S. federal securities laws. It is unclear whether Partners would ever be able to bring claims directly against the Adviser Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Partners.
BOARDS OF DIRECTORS AND OFFICERS
BOARDS OF DIRECTORS
Each Fund and the Master Fund are governed by a Board of Directors (each, a “Board,” and each director, a “Director”), which is responsible for protecting the interests of the Partners under Delaware law. The Offshore Fund has two members: the TEI Fund (which serves as its managing member) and the Investment Manager (which holds only a nominal non-voting interest). The managing member of the Offshore Fund has delegated the day-to-day management, as well as general oversight responsibilities of the Offshore Fund, to the TEI Fund. Therefore, the Board of the TEI Fund effectively makes all decisions on behalf of the Offshore Fund. Each Board is comprised of both Directors who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”) and Directors who are “interested persons” (“Interested Directors”). Each Board meets periodically throughout the year to oversee the applicable Fund’s activities and to review its performance and the actions of the Investment Manager.
A Director serves on a Board until he is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days’ prior written notice to the Board and may be removed either by a vote of a majority of the Board not subject to the removal vote or of Partners holding not less than two-thirds of the total number of votes eligible to be cast by all of the Partners.
In the event of any vacancy in the position of a Director, the remaining Directors of that Board may appoint an individual to serve as a Director, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the Partners. The Directors may call a meeting of the Partners to fill any vacancy in the position of a Director and must do so within 60 days after any date on which Directors who were elected by the

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Partners cease to constitute a majority of the directors then serving. If no Director remains to manage the business of such Fund, the Investment Manager may manage and control the Fund, but must convene a meeting of the Partners of that Fund within 60 days for the purpose of either electing new Directors or dissolving the affected Fund. The Board will render assistance to the Partners on the question of the removal of a Director in the manner required by Section 16(c) of the 1940 Act.
Each Board appoints officers of each Fund who are responsible for each Fund’s day-to-day business decisions based on policies set by the Board. The officers of each Fund do not receive any additional compensation from the Funds.
The Directors and officers of each Fund may also be Directors or officers of some or all of the other registered investment companies managed by the Investment Manager or its affiliates (the “Fund Complex”). The table below shows, for each Director and executive officer, his or her full name, address and date of birth, the position held with each Fund, the length of time served in that position, his or her principal occupations during the last five years, the number of portfolios in the Fund Complex overseen by the Director, and other directorships held by such Director.

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INTERESTED DIRECTORS

NUMBER OF
PORTFOLIOS IN
FUND COMPLEX(1)
	POSITION(S)		PRINCIPAL OCCUPATION(S) DURING	OTHER	OVERSEEN BY
NAME, DATE OF	HELD WITH THE	LENGTH OF TIME	PAST 5 YEARS AND OTHER	DIRECTORSHIPS	DIRECTOR OR
BIRTH & ADDRESS	FUNDS	SERVED	DIRECTORSHIPS HELD BY DIRECTOR	HELD BY DIRECTOR	OFFICER
David B. Perkins* July 18, 1962 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	President and Chairman of the Board of Directors of each Fund	Since Inception	Mr. Perkins has been Chairman of the Board of Directors and President of each fund in the Fund Complex since inception. Mr. Perkins is the Chief Executive Officer of Hatteras and its affiliated entities. He founded the Hatteras firm in September 2003. Prior to that, he was the co-founder and Managing Partner of CapFinancial Partners, LLC.	None	9

*	Mr. Perkins is deemed to be an “interested” Director of the Funds because of his affiliation with the Investment Manager.
INDEPENDENT DIRECTORS AND OFFICERS

					NUMBER OF
			PRINCIPAL OCCUPATION(S)		PORTFOLIOS IN FUND
	POSITION(S)		DURING PAST 5 YEARS AND	OTHER	COMPLEX(1)
NAME, DATE OF	HELD WITH THE	LENGTH OF TIME	OTHER DIRECTORSHIPS HELD BY	DIRECTORSHIPS HELD	OVERSEEN BY
BIRTH & ADDRESS	FUNDS	SERVED	DIRECTOR	BY DIRECTOR	DIRECTOR OR OFFICER
H. Alexander Holmes May 4, 1942 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Director; Audit Committee Member of each Fund	Since December 2004	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993.	None	9

Steve E. Moss February 18, 1953 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Director; Audit Committee Member of each Fund	Since December 2004	Mr. Moss is a principal of Holden, Moss, Knott, Clark, Copley & Hoyle, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996.	None	9

Gregory S. Sellers May 5, 1959 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Director; Audit Committee Member of each Fund	Since December 2004	Mr. Sellers has been the Chief Financial Officer and a director of Kings Plush, Inc., a fabric manufacturer, since April 2003. Prior to that, he was the Vice President of Finance at Parkdale Mills, Inc., a cotton and cotton blend yarns producer.	None	9

Daniel K. Wilson, CPA June 22, 1948 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Director; Audit Committee Member of each Fund	Since June 2009	Mr. Wilson was Executive Vice President and CFO of Parkdale Mills, Inc. from 2004 - 2008. Mr. Wilson currently is in private practice as a Certified Public Accountant.	None	7

J. Michael Fields July 14, 1973 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Secretary of each Fund	Since 2008	Prior to becoming Secretary, Mr. Fields had been the Treasurer of each fund in the Fund Complex since inception. Mr. Fields is Chief Operating Officer of Hatteras and its affiliates and been employed by the Hatteras firm since its inception in September 2003.	None	N/A

Andrew P. Chica September 7, 1975 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Chief Compliance Officer of each Fund	Since 2008	Mr. Chica joined Hatteras in November 2007 and became the Chief Compliance Officer of Hatteras, its affiliates and the Fund in 2008. Prior to joining Hatteras, Mr. Chica was the Compliance Trustee for UMB Fund Services, Inc. from December 2004 to November 2007. From April 2000 to December 2004, Mr. Chica served as an Assistant Vice President and Compliance Officer of U.S. Bancorp Fund Services, LLC.	None	N/A

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NUMBER OF
			PRINCIPAL OCCUPATION(S)		PORTFOLIOS IN FUND
	POSITION(S)		DURING PAST 5 YEARS AND	OTHER	COMPLEX(1)
NAME, DATE OF	HELD WITH THE	LENGTH OF TIME	OTHER DIRECTORSHIPS HELD BY	DIRECTORSHIPS HELD	OVERSEEN BY
BIRTH & ADDRESS	FUNDS	SERVED	DIRECTOR	BY DIRECTOR	DIRECTOR OR OFFICER
Robert Lance Baker September 17, 1971 c/o Hatteras Funds 8540 Colonnade Center Drive Suite 401 Raleigh, NC 27615	Treasurer of each Fund	Since 2008	Mr. Baker joined Hatteras in March 2008 and is currently the Chief Financial Officer of Hatteras and its affiliated entities. Prior to joining Hatteras, Mr. Baker was Controller, and later Vice President of Operations, at Smith Breeden Associates. Before that, Mr. Baker worked for the public accounting firm of BDO Seidman, and as a controller of a private entity in Durham, NC.	None	N/A

(1)	The “Fund Complex” consists of the Funds, Hatteras Multi-Strategy Institutional Fund, L.P., Hatteras Multi-Strategy TEI Institutional Fund, L.P., the Master Fund, Hatteras 1099 Advantage Fund, Hatteras 1099 Advantage Institutional Fund, Hatteras Global Private Equity Partners Institutional, LLC and Hatteras VC Co-Investment Fund II, LLC.

The General Partner of each Fund appointed an Initial Director to the Board and, to the fullest extent permitted by applicable law, has irrevocably delegated to each Board its rights and powers to monitor and oversee the business affairs of the Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Fund’s business. On November 26, 2007, the appointment of the Board of Directors of the Multi-Strategy Fund and the TEI Fund (other than Mr. Wilson) was approved by each Fund’s Partners. Mr. Wilson was appointed to the Board of Directors by the Independent Directors on June 18, 2009.
COMMITTEES
Each Board’s Audit Committee is comprised of the Independent Directors. Each Audit Committee recommends the selection of the independent registered public accounting firm to its respective Board. It also (i) reviews the scope and results of audits and the audit fees charged, (ii) reviews reports from the applicable Fund’s independent registered public accounting firm regarding the adequacy of that Fund’s internal accounting procedures and controls and (iii) establishes a separate line of communication between the applicable Fund’s independent registered public accounting firm and its Independent Directors. Meetings of the Audit Committee may be held in person or by telephone conference call, as necessary.
Based on an Audit Committee’s recommendation, each Board, including a majority of the Independent Directors, selected Deloitte & Touche LLP (“Deloitte”) as independent registered public accounting firm of each Fund, and in such capacity it will audit the Funds’ annual financial statements and financial highlights. Deloitte currently serves and may in the future serve as independent registered public accounting firm for other pooled investment vehicles managed by the Investment Manager. It may also, currently or in the future, serve as independent registered public accounting firm for certain of the Adviser Funds, or for other clients of the Advisers.
The Independent Directors of each Board meet separately to consider, evaluate and make recommendations to the full Board of Directors concerning (i) all contractual arrangements with service providers to the applicable Fund, including investment advisory, administrative, transfer agency, custodial and distribution services, and (ii) all other matters in which the applicable Fund, the Investment Manager or its affiliates has any actual or potential conflict of interest with the Funds.
During the fiscal year ended March 31, 2009, the Audit Committee of each Fund met two times, respectively.

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OWNERSHIP OF UNITS
Set forth in the table below is the dollar range of the beneficial shares owned by each Director as of December 31, 2008 in each Fund. As of March 31, 2009, the Directors and the Officers of each Fund as a group owned less than 1% of the Units of such Fund and no person beneficially owed 5% or more of the Units of each Fund.

Aggregate Dollar Value
of Units in all
Registered Investment
Companies Overseen
	Dollar Value of Units in		by Director in Family
	the Multi-Strategy	Dollar Value of	of Investment
Name of Director	Fund	Units in the TEI Fund	Companies
David B. Perkins	None	None	Over $100,000
H. Alexander Holmes	None	None	Over $100,000
Steve E. Moss	None	None	None
Gregory S. Sellers	None	None	None
Daniel K. Wilson*	None	None	None

*     Mr. Wilson was appointed to the Board of Directors of each Fund on June 18, 2009.
DIRECTOR AND OFFICER COMPENSATION
The Funds pay no salaries or compensation to any of their Interested Directors or officers. Each Independent Director will receive an annual retainer of $30,000 from the Master Fund for his services as a Director and member of the Audit Committees of the Funds and the Master Fund. The Interested Directors receive no fees or other compensation from the Funds. All directors are reimbursed by the Funds for their reasonable travel and out-of-pocket expenses relating to attendance at meetings of the applicable Fund’s Board of Directors or committee meetings. The Directors do not receive any pension or retirement benefits from the Funds. The officers of the Funds do not receive any additional compensation from the Funds or the Master Fund.
The following table sets forth certain information regarding the compensation of the Funds’ Directors and each of the three highest paid officers or any unaffiliated person of each Fund with aggregate compensation from each Fund in excess of $60,000 for the fiscal year ended March 31, 2009.

	Aggregate		Total Compensation
	Compensation	Aggregate	from Funds and Fund
	from the Multi-	Compensation	Complex Paid to
Name of Person, Position	Strategy Fund	from the TEI Fund	Directors
H. Alexander Holmes	$0	$0	$30,000
Steve E. Moss	$0	$0	$30,000
Gregory S. Sellers	$0	$0	$30,000
Art Lottes*	$0	$0	$30,000

*     Mr. Lottes resigned from the Board of Directors of each Fund effective as of April 30, 2009.
CODES OF ETHICS
The Funds, the Investment Manager and the Distributor have each adopted a code of ethics governing personal securities transactions (each a “Code” and collectively, the “Codes”). The Codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of a Fund’s portfolio transactions. Covered persons include the Directors and the officers of the Funds and directors of the Investment Manager, as well as employees of the Investment Manager and the Distributor having knowledge of the investments and investment intentions of the Funds. The Codes permit persons subject to the Codes to invest in securities, including securities that may be purchased or held by a Fund, subject to a number of restrictions and controls. Compliance with the Codes is carefully monitored and enforced.
The Codes are included as exhibits to each Fund’s registration statement filed with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Codes are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

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PROXY VOTING POLICIES AND PROCEDURES
The Multi-Strategy Fund invests substantially all of its investable assets in the Master Fund. The TEI Fund invests substantially all of its investable assets in the Offshore Fund, and the Offshore Fund in turn invests in the Master Fund. The Master Fund invests substantially all of its assets in Adviser Accounts and securities of Adviser Funds, which include, but are not limited to, private partnerships, limited liability companies or similar entities managed by Advisers (commonly referred to as “hedge funds,” “private equity funds” or “private funds”). Investments in Adviser Funds do not typically convey traditional voting rights to the holder and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Investment Manager and/or the Master Fund may receive notices from such Adviser Funds seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Adviser Funds’ limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Master Fund receives notices or proxies from Adviser Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Master Fund has delegated proxy voting responsibilities with respect to the Master Fund’s portfolio securities to the Investment Manager, subject to the Board’s general oversight and with the direction that proxies should be voted consistent with the Master Fund’s best economic interests. In general, the Investment Manager believes that voting proxies in accordance with the policies described below will be in the best interests of the Funds. If an analyst, trader or partner of the Investment Manager believes that voting in accordance with stated proxy-voting guidelines would not be in the best interests of a Fund, the proxy will be referred to the Investment Manager’s Chief Compliance Officer for a determination of how such proxy should be voted.
The Investment Manager will generally vote to support management recommendations relating to routine matters such as the election of directors (where no corporate governance issues are implicated), the selection of independent auditors, an increase in or reclassification of common stock, the addition or amendment of indemnification provisions in the company’s charter or by-laws, changes in the board of directors and compensation of outside directors. The Investment Manager will generally vote in favor of management or shareholder proposals that the Investment Manager believes will maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the company’s board of directors and management and maintain or increase the rights of shareholders.
On non-routine matters, the Investment Manager will generally vote in favor of management proposals for mergers or reorganizations, reincorporation plans, fair-price proposals and shareholder rights plans so long as such proposals are in the best economic interests of the Master Fund.
If a proxy includes a matter to which none of the specific policies described above or in the Investment Manager’s stated proxy-voting guidelines is applicable or a matter involving an actual or potential conflict of interest as described below, the proxy will be referred to the Investment Manager’s Chief Compliance Officer for a determination of how such proxy should be voted.
In exercising its voting discretion, the Investment Manager and its employees will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Investment Manager (or an affiliate of the Investment Manager), any issuer of a security for which the Investment Manager (or an affiliate of the Investment Manager) acts as sponsor, advisor, manager, custodian, distributor, underwriter, broker or other similar capacity or any person with whom the Investment Manager (or an affiliate of the Investment Manager) has an existing material contract or business relationship not entered into in the ordinary course of business (the Investment Manager and such other persons having an interest in the matter being called “Interested Persons”), the Investment Manager will make written disclosure of the conflict to the Independent Directors of the Master Fund indicating how the Investment Manager proposes to vote on the matter and its reasons for doing so. If the Investment Manager does not receive timely written instructions as to voting or non-voting on the matter from the Master Fund’s Independent Directors, the Investment Manager may take any of the following actions which it deems to be in the best interests of the Fund: (i) engage an independent third party to determine whether and how the proxy should be voted and vote or refrain from voting on the matter as determined by the third party; (ii) vote on the

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matter in the manner proposed to the Independent Directors if the vote is against the interests of all Interested Persons; or (iii) refrain from voting on the matter.
The voting rights of members of the Master Fund will be substantially similar to those of the Partners of the Funds. Whenever a Fund, as a member of the Master Fund, is requested to vote on matters pertaining to the Master Fund, the Fund will seek voting instructions from its Partners and will vote its Master Fund interest for or against such matters proportionately to the instructions to vote for or against such matters received from its Partners. In the event that a Fund does not receive voting instructions from its Partners, the portion of that Fund’s Master Fund interest allocable to such Partners will be voted in the same proportions as the portion with respect to which it has received voting instructions.
The Master Fund and the Funds are required to file Form N-PX, with their complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Each of the Funds’ and the Master Fund’s Form N-PX filing are available: (i) without charge, upon request, by calling 1-800-390-1560, or (ii) by visiting the SEC’s website at www.sec.gov.
INVESTMENT MANAGEMENT SERVICES
THE INVESTMENT MANAGER
Hatteras Investment Partners, LLC serves as investment manager to the Master Fund and is subject to the ultimate supervision of and subject to any policies established by the Board. David B. Perkins is the managing member of the Investment Manager. The Investment Manager is responsible for the selection of Advisers and the allocation of the assets of the Master Fund for investment among the Advisers. In addition, the Investment Manager is responsible for investing the cash portion of each Fund’s assets not invested in the Master Fund.
Pursuant to the terms of an investment management agreement entered into between the Master Fund and the Investment Manager dated as of January 3, 2005, as amended (the “Investment Management Agreement”), the Investment Manager is responsible for developing, implementing and supervising the Master Fund’s investment program and in connection therewith shall regularly provide investment advice and recommendations to the Master Fund with respect to its investments, investment policies and purchases and sales of securities for the Master Fund and arranging for the purchase and sale of such securities. The Investment Manager is authorized, subject to the approval of the Board, to retain one or more of its affiliates to assist it in providing investment management services.
Advisers will charge the Master Fund asset-based fees, and certain Advisers will also be entitled to receive performance-based fees or allocations. Such fees and performance-based compensation are in addition to the fees charged to the Master Fund by the Investment Manager. An investor in the Multi-Strategy Fund bears a proportionate share of the expenses of the Master Fund and the Multi-Strategy Fund and, indirectly, similar expenses of the Adviser Funds. An investor in the TEI Fund bears a proportionate share of the expenses of the Master Fund, the Offshore Fund and the TEI Fund and, indirectly, similar expenses of the Adviser Fund. Investors could avoid the additional level of fees and expenses at the Master Fund, Offshore Fund and Fund level by investing directly with the Adviser Funds, although access to many Adviser Funds may be limited or unavailable.
In consideration of the advisory and other services provided by the Investment Manager to the Master Fund pursuant to the Investment Management Agreement, the Master Fund pays the Investment Manager a management fee (the “Management Fee”), payable monthly in arrears, at an annual rate of 1.00% of the Master Fund’s net assets determined as of the end of each calendar month. In the case of a partial month, the Management Fee will be based on the number of days during the month in which the Investment Manager invested Master Fund assets. The Management Fee will be paid to the Investment Manager out of the capital account of each limited partner of the Master Fund before giving effect to any repurchase of interests in the Master Fund and will decrease the net profits or increase the net losses of the Master Fund that are credited to or debited against the capital accounts of its limited partners. The Management Fee will be computed as a percentage of the capital account of each limited partner of the Master Fund, valued based on the net assets of the Master Fund as of month end. Net assets means the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund.

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So long as the Multi-Strategy Fund invests all of its investable assets in the Master Fund, the Multi-Strategy Fund’s Partners bear an indirect share of the Investment Management Fee through the Multi-Strategy Fund’s investment in the Master Fund. So long as the TEI Fund invests all of its investable assets in the Master Fund through the Offshore Fund, the TEI Fund’s Partners bear an indirect share of the Investment Management Fee through the TEI Fund’s investment in the Master Fund through the Offshore Fund.
In addition to the Management Fee, effective June 30, 2008 the general partner of the Master Fund is allocated a performance allocation equal to 10% of the amount by which net new profits of the limited partner interests of the Master Fund exceed the non-cumulative “hurdle amount,” which is calculated as of the last day of the preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year (the “Performance Allocation”). The Performance Allocation is made on a “peak to peak,” or “high watermark” basis, which means that the Performance Allocation is made only with respect to new net profits. If the Master Fund has a net loss in any period followed by a net profit, no Performance Allocation will be made with respect to such subsequent appreciation until such net loss has been recovered. Because the Performance Allocation and the “high watermark” is calculated at the Master Fund level, a Partner of the Fund may bear a pro rata portion of a Performance Allocation when such Partner has net losses. Conversely, Partners who have positive performance may not bear any Performance Allocation during periods when the Fund has negative performance or is below its “high watermark.”
The Investment Management Agreement was last approved by the Master Fund Board (including a majority of the Independent Directors) at a meeting held in person on February 24, 2009. A discussion regarding the basis for the Master Fund Board’s approval of the Investment Management Agreement is available in the Master Fund’s annual report for the year ended March 31, 2009. The Investment Management Agreement had an initial term of two years from the date of its execution, and continues in effect from year to year thereafter if such continuance is approved annually by the Master Fund Board or by vote of a majority of the Partners of the Master Fund; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement is terminable without penalty, on 60 days’ prior written notice by the Master Fund Board, by vote of a majority of the Units of the Master Fund or by the Investment Manager. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Investment Management Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Management Agreement, the Investment Manager is not liable to any Fund or to any investor for any loss the Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security. In addition, it provides that the Investment Manager may act as investment manager for any other person, firm or corporation and use the name “Hatteras” in connection with other investment companies for which it may act as investment manager or general distributor. If Hatteras Investment Partners, LLC shall no longer act as investment manager of the Master Fund, it may withdraw the right of the Funds to use the name “Hatteras” as part of its name.
The Investment Manager or its designee maintains the Master Fund’s accounts, books and other documents required to be maintained under the 1940 Act at the principal business office of the Investment Manager.
Each Fund’s advisory fee for the last three fiscal years/periods was as follows:
ADVISORY FEE and PERFORMANCE ALLOCATION*

			Year/Period
	Year ended	Year ended	Ended
FUND	March 31, 2009	March 31, 2008	March 31, 2007
Multi-Strategy Fund	$2,569,324	$2,621,717	$1,572,733
TEI Fund	$3,152,798	$2,986,526	$1,446,012

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*	Prior to June 30, 2008, the performance allocation was calculated as follows: The General Partners of the Multi-Strategy Fund and the TEI Fund were allocated a performance allocation that was equal to 10% of the excess of the new net profits of a Fund (calculated annually or upon the withdrawal of Units of the Fund by a Partner) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Fund.
PORTFOLIO MANAGERS — OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS
     The following table provides information about portfolios and accounts, other than the Master Fund, for which the members of the Investment Manager’s investment committee (the “Investment Committee”) are primarily responsible for the day-to-day portfolio management as of March 31, 2009:

				# OF ACCOUNTS
				MANAGED FOR	TOTAL ASSETS FOR
		TOTAL # OF		WHICH ADVISORY	WHICH ADVISORY
NAME OF INVESTMENT	TYPE OF	ACCOUNTS		FEE IS BASED ON	FEE IS BASED
COMMITTEE MEMBER	ACCOUNTS	MANAGED	TOTAL ASSETS	PERFORMANCE	ON PERFORMANCE
Mark W. Yusko	Registered Investment Companies	8	$5,000,000,000	0	$0

	Other Pooled Investment Vehicles	16	$2,400,000,000	16	$2,400,000,000

	Other Accounts	20	$1,500,000,000	20	$1,500,000,000

David B. Perkins	Registered Investment Companies	0	$0	0	$0

	Other Pooled Investment Vehicles	1	$28,500,000	0	$0

	Other Accounts	0	$0	0	$0

Joshua E. Parrott	Registered Investment Companies	0	$0	0	$0

	Other Pooled Investment Vehicles	0	$0	0	$0

	Other Accounts	0	$0 0		$0
PORTFOLIO MANAGERS — POTENTIAL CONFLICTS OF INTERESTS
Messrs. Yusko, Perkins and Parrott are responsible for managing other accounts, including proprietary accounts, separate accounts and other pooled investment vehicles, including unregistered hedge funds and funds of hedge funds. They may manage separate accounts or other pooled investment vehicles which may have materially higher or different fee arrangements than the registrant and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities. The Investment Manager has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. It seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and timely manner. To this end, the Investment Manager has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.
PORTFOLIO MANAGERS — COMPENSATION
The compensation of the members of the Investment Committee of the Investment Manager includes a combination of the following: (i) fixed annual salary; (ii) a variable portion of the management fee paid by the Master Fund to the Investment Manager; and (iii) a variable portion of any incentive compensation paid by each Fund, or any other feeder fund, to the Investment Manager or its affiliates. The portions of the management fee and incentive fee paid to a member of the Investment Committee are based on the pre-tax performance of each Fund as compared to a benchmark. The Investment Manager uses the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year as a benchmark for each Fund’s pre-tax performance when determining the variable components of the compensation of members of the Investment Committee.

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PORTFOLIO MANAGERS — SECURITIES OWNERSHIP
The following table sets forth the dollar range of equity securities beneficially owned by each member of the Investment Committee of the Investment Manager in the Funds as of March 31, 2009:

Name of Investment	Dollar Range of	Dollar Range of
Committee Member	Multi-Strategy Fund	TEI Fund
Mark Yusko	$0	$0
David B. Perkins	$0	$0
Josh Parrott	$0	$0
CONFLICTS OF INTEREST RELATING TO THE INVESTMENT MANAGER
The Investment Manager may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Master Fund (“Hatteras Accounts”). The Investment Manager expects to employ an investment program for the Master Fund that is substantially similar to the investment program employed by it for certain Hatteras Accounts. As a general matter, the Investment Manager will consider participation by each Fund (through its investment in the Master Fund) in all appropriate investment opportunities that are under consideration for those other Hatteras Accounts. There may be circumstances, however, under which the Investment Manager will cause one or more Hatteras Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Investment Manager will commit the Master Fund’s assets. There also may be circumstances under which the Investment Manager will consider participation by Hatteras Accounts in investment opportunities in which the Investment Manager does not intend to invest on behalf of the Master Fund, or vice versa.
The Investment Manager will evaluate for the Master Fund and for each Hatteras Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or a Hatteras Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Master Fund and the Hatteras Accounts in the context of any particular investment opportunity, the investment activities of the Master Fund and the Hatteras Accounts may differ from time to time. In addition, the fees and expenses of the Master Fund will differ from those of the Hatteras Accounts. Accordingly, the future performance of each Fund, the Offshore Fund, the Master Fund, and the Hatteras Accounts will vary.
When the Investment Manager determines that it would be appropriate for the Master Fund and one or more Hatteras Accounts to participate in an investment, it will attempt to place and allocate orders on a basis that the Investment Manager believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Master Fund participate, or participate to the same extent as the Hatteras Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Manager will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.
Situations may occur, however, where the Master Fund could be disadvantaged because of the investment activities conducted by the Investment Manager for the Hatteras Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Advisers with respect to Adviser Funds) on the combined size of positions that may be taken for the Master Fund and the Hatteras Accounts, thereby limiting the size of the Master Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Master Fund and the Hatteras Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Master Fund may be legally restricted from entering into a “joint transaction” (as defined in the 1940 Act) with the Hatteras Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

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Directors, officers, employees and affiliates of the Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Investment Manager, or by the Investment Manager for the Hatteras Accounts, that are the same, different or made at a different time than positions taken for the Master Fund.
Except in accordance with applicable law, the Investment Manager and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, a Fund or the Master Fund. However, subject to certain conditions imposed by applicable rules under the 1940 Act, the Master Fund may effect certain principal transactions in securities with one or more accounts managed by the Investment Manager, except for accounts as to which the Investment Manager or any of its affiliates serves as a general partner or as to which it may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Investment Manager or one of its affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Investment Manager has determined it would be appropriate for both the Master Fund to purchase (or sell), and for another account to sell (or purchase), the same security or instrument on the same day.
Future investment activities of the Investment Manager and its affiliates, and of its respective directors, officers or employees, may give rise to additional conflicts of interest.
CONFLICTS OF INTEREST RELATING TO ADVISERS
The Investment Manager anticipates that each Adviser will consider participation by the applicable Adviser Fund (references in this section to Adviser Fund include Adviser Account as defined in the section entitled “CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES”) in all appropriate investment opportunities that are also under consideration for investment by the Adviser for other investment funds and accounts managed by the Adviser (“Adviser Managed Accounts”) that pursue investment programs similar to that of the applicable Adviser Fund or the Master Fund. However, there can be no guarantee or assurance that Advisers will follow such practices or that an Adviser will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which an Adviser will cause its Adviser Managed Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Adviser will commit assets of the Adviser Fund. Circumstances may also arise under which an Adviser will consider participation by its Adviser Managed Accounts in investment opportunities in which the Adviser intends not to invest on behalf of the Adviser Fund, or vice versa.
Situations may occur where the Master Fund could be disadvantaged by investment activities conducted by the Adviser for the Adviser Managed Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for an Adviser Fund in which a Fund and/or Adviser Managed Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Adviser Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.
An Adviser may from time to time cause an Adviser Fund to effect certain principal transactions in securities with one or more Adviser Managed Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Adviser determined it was appropriate for the Adviser Fund to purchase and an Adviser Account to sell, or the Adviser Fund to sell and the Adviser Managed Account to purchase, the same security or instrument on the same day.
Each Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Adviser Funds, and may have conflicts of interest with respect to investments made on behalf of an Adviser Fund in which the Master Fund participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Adviser that are the same as, different from or made at different times than positions taken for

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the Adviser Fund in which the Master Fund participates. Future investment activities of the Advisers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Master Fund, the Offshore Fund, a Fund and, ultimately, each Fund’s Partners.
Advisers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Advisers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of the Adviser) may provide to one or more Adviser Accounts.
CERTAIN TAX CONSIDERATIONS
MULTI-STRATEGY FUND
The following summarizes certain additional tax considerations generally affecting the Master Fund, the Multi-Strategy Fund and the Partners that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Master Fund, the Multi-Strategy Fund or its Partners, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning. Potential investors should consult their tax advisers with specific reference to their own tax situation.
Tax Treatment of Master Fund Investments
In General. The Master Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader or investor is a person who buys and sells securities for its own account. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation. The Multi-Strategy Fund expects to take the position that its securities trading activity constitutes a trade or business for federal income tax purposes.
Generally, the gains and losses recognized by a trader or investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see “Currency Fluctuations — ‘Section 988’ Gains or Losses” below) and certain other transactions described below, the Master Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Master Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Master Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the recognition, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Master Fund.
The maximum federal ordinary income tax rate for individuals is 35%1 and, in general, the maximum individual federal income tax rate for long-term capital gains is 15%2 (unless the taxpayer elects to be taxed at ordinary rates in certain circumstances — see “Limitation on Deductibility of Interest and Short Sale Expenses” below), although in all cases the actual rates may be higher due to the phase-out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum federal income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses generally may be carried back three years (subject to certain limitations) and carried forward five years.
The Master Fund may realize ordinary income from dividends and accruals of interest on securities. The Master Fund may hold debt obligations with “original issue discount.” In such case, the Master Fund will be required to

[1]	Pursuant to a “sunset” provision the top rate will be restored to 39.6% in 2011.

[2]	Pursuant to a “sunset” provision the long-term capital gains tax rate will be restored to 20% in 2011.

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include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. The Master Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, the Master Fund generally will be required to treat gain realized as interest income to the extent of the market discount that accrued during the period the debt obligation was held by the Master Fund. The Master Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business, if any. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. Moreover, any gain recognized from certain “conversion transactions” will be treated as ordinary income.3
Currency Fluctuations — “Section 988” Gains or Losses. To the extent that the Master Fund’s investments are made in securities denominated in a foreign currency, gain or loss realized by the Master Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the Master Fund’s investments in common stock of foreign issuers will be treated as capital gains or losses at the time of the disposition of the stock. However, under Section 988 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), gains and losses of the Master Fund on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) generally will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Master Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.
As indicated above (see “INVESTMENT POLICIES AND PRACTICES”), the Master Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as “Section 1256 Contracts” (see “Section 1256 Contracts” below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Master Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Multi-Strategy Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Master Fund and is not a part of a straddle transaction and (ii) the Master Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.
Section 1256 Contracts. In the case of Section 1256 Contracts, the Code generally applies a “mark to market” system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Master Fund at the end of each taxable year of the Master Fund are treated for federal income tax purposes as if they were sold by the Master Fund for their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from such deemed sales (known as “marking to market”), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Master Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Master Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the “mark to market” rules.

[3]	Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer’s return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (1) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (2) certain straddles, (3) generally any other transaction that is marketed or sold on the basis that it will have the economic characteristics of a loan but the interest-like return would otherwise be taxed as capital gain or (4) any other transaction specified in Regulations.

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Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See “Currency Fluctuations — ‘Section 988’ Gains or Losses” above.) If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, that consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.
Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Master Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily “marking to market” of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations’ mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Master Fund will be accepted by the Service.
Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Master Fund’s hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Master Fund for more than one year. In addition, these rules may also terminate the running of the holding period of “substantially identical property” held by the Master Fund.
Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Master Fund holds a short sale position with respect to stock, certain debt obligations or partnership units that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Multi-Strategy Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Master Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership units and then enters into a short sale with respect to the same or substantially identical property, the Master Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date the Master Fund enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.
Effect of Straddle Rules on Partners’ Securities Positions. The Service may treat certain positions in securities held (directly or indirectly) by a Partner and his indirect interest in similar securities held by the Master Fund as “straddles” for federal income tax purposes. The application of the “straddle” rules in such a case could affect a Partner’s holding period for the securities involved and may defer the recognition of losses with respect to such securities.
Limitation on Deductibility of Interest and Short Sale Expenses. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for “investment interest” (i.e., interest or short sale expenses for “indebtedness properly allocable to property held for investment”). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer’s “net investment income,” consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.
For purposes of this provision, the Multi-Strategy Fund’s and Master Fund’s activities will generally be treated as giving rise to investment income for a Partner, and the investment interest limitation will apply to a noncorporate Partner’s share of the interest and short sale expenses attributable to the Master Fund’s operation. In such case, a noncorporate Partner will be denied a deduction for all or part of that portion of his distributive share of the Multi-

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Strategy Fund’s ordinary losses attributable to interest and short sale expenses unless he has sufficient investment income from all sources including the Multi-Strategy Fund and Master Fund. A Partner who cannot deduct losses currently as a result of the application of Section 163(d) will be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation will also apply to interest paid by a noncorporate Partner on money borrowed to finance his investment in the Multi-Strategy Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.
Deductibility of the Multi-Strategy Fund Investment Expenditures and Certain Other Expenditures. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are miscellaneous itemized deductions that are deductible only to the extent they exceed 2% of adjusted gross income and are not deductible at all for alternative minimum tax purposes. The Code also contains additional limitations on itemized deductions for an individual with an adjusted gross income in excess of a specified amount (for2009, $166,800, or $83.400 for a married person filing a separate return).
Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a noncorporate Partner’s share of the expenses of the Master Fund to the extent that the Master Fund is engaged, as it expects to be, in a trade or business within the meaning of the Code. Although the Master Fund intends to treat its expenses as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service may not treat such expenses as investment expenses that are subject to the limitations. The IRS has issued a ruling indicating that it intends to treat the expenses of upper-tier partnerships in a master-feeder structure, such as the expenses of the Multi-Strategy Fund, as investment expenses that Partners must treat as subject to the limitations on miscellaneous itemized deductions.
The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Partners should consult their tax advisers with respect to the application of these limitations.
No deduction is allowed for any placement fees paid by a Partner to acquire a Unit or Units, and no deduction will be allowed for any Partner for other Multi-Strategy Fund expenditures attributable to placement services. Instead any such fees will be included in the Partner’s adjusted tax basis for his Unit or Units.
Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a “passive activity” against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Master Fund’s securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive activity losses from other sources generally will not be deductible against a Partner’s share of such income and gain from the Multi-Strategy Fund. However, income or loss attributable to the Master Fund’s investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.
“Phantom Income” from Multi-Strategy Fund Investments. Pursuant to various “anti-deferral” provisions of the Code (the “subpart F” and “passive foreign investment company” provisions), investments (if any) by the Master Fund in certain foreign corporations may cause a Partner to (i) recognize taxable income prior to the Master Fund’s receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the “anti-deferral” provisions, would have been treated as long-term or short-term capital gain.
ERISA AND RELATED CONSIDERATIONS
MULTI-STRATEGY FUND
No plans or accounts subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or to Section 4975 of the Code will be permitted to purchase or otherwise acquire Units in the Multi-Strategy Fund (except to the extent such a plan or account is an investor in a Partner, provided such Partner is not an entity the underlying assets of which constitute the assets of a plan(s) subject to ERISA and/or Section 4975 of the Code).

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TEI FUND
ERISA and the Code impose certain requirements on employee benefit plans to which ERISA applies (“ERISA Plans”), certain other plans (such as individual retirement accounts and non-ERISA-covered Keogh plans) that, although not subject to ERISA, are subject to certain similar rules under Section 4975 of the Code (such ERISA Plans and such other plans, collectively, “Plans”) and those persons who are fiduciaries with respect to such Plans. In accordance with ERISA’s general fiduciary standards, before investing in the TEI Fund, an ERISA Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio.
In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of an ERISA Plan must also give appropriate consideration to, among other things, an examination of the risk and return factors, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the TEI Fund and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives.
A Plan fiduciary considering an investment in the TEI Fund should consult with its legal counsel concerning all the legal implications of investing in the TEI Fund, especially the issues discussed in the following paragraphs.
Because the TEI Fund will be registered as an investment company under the 1940 Act, the underlying assets of the TEI Fund will not be considered to be “plan assets” of the Plans investing in the TEI Fund for purposes of the fiduciary responsibility and prohibited transaction rules in ERISA or the Code. Thus, neither the Investment Manager, the General Partner, nor the Advisers will, solely as a result of the Plan’s investment in the TEI Fund, become fiduciaries within the meaning of ERISA or the Code with respect to the assets of any Plan that becomes a Partner in the TEI Fund.
Certain prospective investors may currently maintain relationships with the Investment Manager or one or more Advisers or with other entities that are affiliated with the Investment Manager or Advisers. Each of such persons may be deemed to be a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975 of the Code) with respect to, and/or a fiduciary of, any Plan to which it (or an affiliate) provides investment management, investment advisory, or other services. ERISA and Section 4975 of the Code prohibit Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a Plan fiduciary from using its fiduciary authority, control or responsibility to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the TEI Fund is a transaction that is prohibited by ERISA or the Code, and fiduciaries of Plans should not permit an investment in the TEI Fund with Plan assets if the General Partner, the Investment Manager or the Advisers, or their affiliates perform or have investment powers over such assets, unless an exemption from the prohibited transaction rules applies with respect to such investment. The TEI Fund will require Plan fiduciaries proposing to invest in the TEI Fund to certify that the purchase, holding and disposition of the interest in the TEI Fund will not result in a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code for which an exemption is not available and, in the case of an ERISA Plan, that (a) the investment by such ERISA Plan in the TEI Fund is prudent for the ERISA Plan (taking into account any applicable liquidity and diversification requirements of ERISA), (b) the investment in the TEI Fund is permitted under ERISA, the Code, and the ERISA Plan’s governing plan documents, (c) neither the General Partner, the Investment Manager, the Advisers nor any of their respective affiliates, directors, trustees, managers, members, partners, officers, or employees (collectively, the “Related Parties”) has acted as a fiduciary under ERISA with respect to such purchase, and (d) no advice provided by the Investment Manager or any of its affiliates (including, without limitation, any of the Related Parties) has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase.
The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings or by future legislation. Potential investors should consult with their legal counsel regarding the consequences under ERISA and the Code of the acquisition and ownership of an investment in the TEI Fund.

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Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA and Section 4975 of the Code discussed above but may be subject to materially similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the TEI Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the TEI Fund.
THE TEI FUND’S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE TEI FUND, THE INVESTMENT MANAGER OR ANY OF THEIR AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE INTERESTS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.
BROKERAGE
THE FUNDS
It is the policy of each of the Funds, the Offshore Fund and the Master Fund to obtain the best results in connection with effecting its portfolio transactions taking into account factors similar to those expected to be considered by the Investment Manager as described above. In most instances, the Master Fund will purchase interests in an Adviser Fund directly from the Adviser Fund, and such purchases by the Master Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Funds, the Offshore Fund and the Master Fund contemplate that, consistent with the policy of obtaining the best net result, any brokerage transactions of each Fund, the Offshore Fund and the Master Fund may be conducted through affiliates of the Investment Manager.
ADVISER FUNDS
The Adviser Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Master Fund’s investment in the Adviser Funds. In view of the fact that the investment program of certain of the Adviser Funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Adviser Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Adviser Funds may not be transparent to the Investment Manager. Each Adviser Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Investment Manager will have no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Adviser Funds. The Investment Manager expects that each Adviser Fund will generally select broker-dealers to effect transactions on the Adviser Fund’s behalf substantially in the manner set forth below.
In selecting brokers and dealers to execute transactions on behalf of an Adviser Fund or Adviser Account, the Investment Manager expects each Adviser will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm’s risk in positioning a block of securities. Although it is expected that each Adviser generally will seek reasonably competitive commission rates, an Adviser may not necessarily pay the lowest commission available on each transaction. The Advisers may typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Advisers with respect to Adviser Funds may vary and will be governed by each Adviser Fund’s organizational documents.
Consistent with the principle of seeking best price and execution, an Adviser may place orders for an Adviser Fund or Adviser Account with brokers that provide the Adviser and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Advisers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Advisers or their affiliates in providing services to clients other than the

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Adviser Funds and the Adviser Accounts they manage. In addition, not all of the supplemental information is necessarily used by an Adviser in connection with the Adviser Fund or Adviser Account it manages. Conversely, the information provided to an Adviser by brokers and dealers through which other clients of the Adviser or its affiliates effect securities transactions may be useful to the Adviser in providing services to the Adviser Fund or an Adviser Account.
No guarantee or assurance can be made that an Adviser Fund’s brokerage transaction practices will be transparent or that the Adviser Fund will establish, adhere to, or comply with its stated practices. However, as the Adviser Funds may not be investment companies registered under the 1940 Act, they may select brokers on a basis other than as outlined above and may receive benefits other than research or that benefit the Adviser Fund’s investment adviser or its affiliates rather than the Adviser Fund. Each Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Adviser Funds.
Adviser Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL
Deloitte & Touche LLP serves as each Fund’s independent registered public accounting firm. Its principal business address is 1700 Market Street, 25th Floor, Philadelphia, Pennsylvania 19103.
Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, Pennsylvania 19103-6996, acts as Fund Counsel.
CUSTODIAN
UMB Bank, N.A. (the “Custodian”) serves as the custodian of each Fund’s assets, and may maintain custody of each Fund’s assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board of the applicable Fund. Assets of each Fund are not held by the Investment Manager or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106.
FUND SERVICING FEE
Each Fund intends to pay compensation to Hatteras Investment Partners, LLC (in such capacity, the “Servicing Agent”) for fund services in accordance with a fund servicing agreement between each Fund and the Servicing Agent. The fund servicing fee for each Fund is payable monthly at an annual rate of 0.85%, of the month end net asset value of a Fund (prorated for shorter periods). The fund servicing fees payable to the Servicing Agent will be borne pro rata by all Partners of each corresponding Fund before giving effect to any repurchase of Units in a Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Partners. The Servicing Agent may waive (to all investors on a pro rata basis) or pay to third parties all or a portion of any such fees in its sole discretion. The Servicing Agent may delegate some or all of its servicing responsibilities to one or more service providers. The Servicing Agent may delegate and any such service provider will provide customary services, including some or all of the following: (1) assisting in the maintenance of a Fund’s records containing information relating to Partners; (2) providing the Funds with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of a Fund and Partner services; (3) as agreed from time to time with the Board in accordance with Rule 38a-1 under the Investment Company Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Funds; (4) assisting in the administration of meetings of the Board and its committees and the Partners; (5) assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Partners and a Fund, and the Funds and the Master Fund (or any successor thereto designated by a Fund); (6) assisting in arranging for, at the Funds’ expense, the preparation of all required tax returns; (7) assisting in the periodic updating of the Funds’ prospectus(es) and statement of additional information(s), the preparation of proxy statements to Partners, and the preparation of reports filed with regulatory authorities; (8) providing information and assistance as requested in connection with the registration of the Funds’ Units in accordance with state securities requirements; (9) providing

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assistance in connection with the preparation of the Funds’ periodic financial statements and annual audit as reasonably requested by the Board or officers of the Funds or the Funds’ independent accountants; and (10) supervising other aspects of the Funds’ operations and providing other administrative services to the Funds.
SUMMARY OF AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENTS
An investor in each Fund will be a Partner of that Fund and his or her rights in such Fund will be established and governed by that Fund’s Amended and Restated Limited Partnership Agreement (“Limited Partnership Agreement”). A prospective investor and his or her advisors should carefully review the Limited Partnership Agreement of the applicable Fund as each Partner will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of each Limited Partnership Agreement that may not be described elsewhere in this SAI. The description of such items and provisions is not definitive and reference should be made to the complete text of the Limited Partnership Agreement of the applicable Fund.
PARTNERS; ADDITIONAL CLASSES OF UNITS
Persons who purchase Units of a Fund will be Partners of that Fund. In addition, to the extent permitted by the 1940 Act or any required exemptive relief, each Fund reserves the right to issue additional classes of Units in the future subject to fees, charges, repurchase rights and other characteristics different from those of the Units offered in this SAI.
LIABILITY OF PARTNERS
Under Delaware law and the Limited Partnership Agreement, each Partner will be liable for the debts and obligations of a Fund only to the extent of the value of such Partner’s Units in that Fund. A Partner, in the sole discretion of the Board, may be obligated to return to a Fund amounts distributed to the Partner in accordance with the Limited Partnership Agreement in certain circumstances where, after giving effect to the distribution, certain liabilities of that Fund exceed the fair market value of that Fund’s assets.
LIMITATION OF LIABILITY; INDEMNIFICATION
Each Limited Partnership Agreement provides that the members of each Board and the General Partner (including certain of its affiliates, among others) shall not be liable to such Fund or any of the Partners of that Fund for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. Each Limited Partnership Agreement also contains provisions for the indemnification, to the extent permitted by law, of the General Partner, the members and former members of the Board and the Investment Manager (including certain of its affiliates, among others) by each Fund (but not by the Partners individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of a Fund. None of these persons shall be personally liable to any Partner for the repayment of any positive balance in the Partner’s capital account or for contributions by the Partner to the capital of the applicable Fund or by reason of any change in the federal or state income tax laws applicable to each Fund or its investors. The rights of indemnification and exculpation provided under the Limited Partnership Agreement shall not be construed so as to limit liability or provide for indemnification of the members and former members of the Board and the Investment Manager (including certain of its affiliates, among others) for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Limited Partnership Agreement to the fullest extent permitted by law.
POWER OF ATTORNEY
In subscribing for a Unit or Units, a Partner will appoint the General Partner as his, her or its attorney-in-fact and in the name, place and stead of, the Partner, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish: (i) any amendment to the Fund’s Limited Partnership Agreement; (ii) any amendment to the Fund’s Certificate of Limited Partnership, including, without limitation, any

38

such amendment required to reflect any amendments to the Limited Partnership Agreement, and including, without limitation, an amendment to effectuate any change in the membership of the Partnership; and (iii) all other such instruments, documents and certificates that, in the view of legal counsel to the Funds, from time to time may be required by the law. This power of attorney, which will be contained in the Subscription Agreement, is a special power of attorney and is coupled with an interest in favor of the General Partner and as such will be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Partner granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Partner of all or any portion of the Partner’s Units, except that when the transferee of the Units or any portion of a Unit has been approved by a Fund for admission to a Fund as a substitute Partner, or upon the withdrawal of a Partner from a Fund pursuant to a repurchase of Units or otherwise, the power of attorney given by the transferor will terminate.
AMENDMENT OF THE LIMITED PARTNERSHIP AGREEMENTS
Each Limited Partnership Agreement may generally be amended, in whole or in part, with the approval of a majority of the Directors (including a majority of the Independent Directors, if required by the 1940 Act) of the applicable Fund and without the approval of the Partners of that Fund unless the approval of Partners is required under the 1940 Act. However, certain amendments to a Limited Partnership Agreement involving capital accounts and allocations thereto may not be made without the written consent of each Partner of such Fund materially adversely affected thereby or unless each Partner of that Fund has received written notice of the amendment and any Partner of such Fund objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to have all of its Units repurchased by the applicable Fund.

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TERM, DISSOLUTION AND LIQUIDATION
Each Fund shall be dissolved (i) upon the affirmative vote to dissolve such Fund by a majority of the Directors and Partners of that Fund holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Partners of that Fund, (ii) upon an election by the General Partner to dissolve that Fund or upon the withdrawal of the General Partner, unless (a) at such time there remains at least one general partner who elects to continue the business of that Fund or (b) both the Directors and Partners of that Fund holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Partners of that Fund elect (within 60 days of the event giving rise to the dissolution occurs) to continue that Fund or (iii) as otherwise required by operation of law.
In the event of the dissolution of the Master Fund, the Board of each Fund will seek to act in the best interests of the Fund and the Partners of that Fund in determining whether, for example, to invest its assets directly, rather than through the Master Fund, or to dissolve that Fund. The Master Fund shall be dissolved (i) upon the affirmative vote to dissolve the Master Fund by a majority of the Directors and Partners holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Partners, (ii) upon an election by the General Partner to dissolve the Master Fund or upon the withdrawal of the General Partner, unless (a) at such time there remains at least one general partner who elects to continue the business of the Master Fund or (b) both the Directors and Partners holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Partners elect (within 60 days of the event giving rise to the dissolution occurs) to continue the Master Fund or (iii) as otherwise required by operation of law.
Any investor in the Master Fund, including each Fund or other feeder funds that invest in the Master Fund, also may, in connection with the dissolution and liquidation of such investor in the Master Fund, tender to the Master Fund for redemption all of such investor’s interest in the Master Fund. In the event of such a tender for redemption, the Master Fund, subject always to the terms of its limited partnership agreement and the Master Fund’s ability to liquidate sufficient Master Fund investments in an orderly fashion determined by the Master Fund’s directors to be fair and reasonable to the Master Fund and all of its limited partners (including the Fund), shall pay to such redeeming limited partner within 90 days the proceeds of such redemption, provided that such proceeds may be paid in cash, by means of in-kind distribution of Master Fund investments, or as a combination of cash and in-kind distribution of Master Fund investments.
Upon the occurrence of any event of dissolution of a Fund, the Board of that Fund or the Investment Manager, acting as liquidator under appointment by the Board of that Fund (or another liquidator, if the Board does not appoint the Investment Manager to act as liquidator or is unable to perform this function) is charged with winding up the affairs of such Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under the section titled “CAPITAL ACCOUNTS AND ALLOCATIONS.”
Upon the liquidation of a Fund, its assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of that Fund (other than debts to Partners) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Partners; and (iii) finally to the Partners proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board of that Fund or liquidator determines that such a distribution would be in the interests of the Partners of that Fund in facilitating an orderly liquidation.
The Board of the dissolving Fund may, in its sole discretion, and if determined to be in the best interests of the Partners of that Fund, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of that Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in additional expenses to the Partners of that Fund.
REPORTS TO PARTNERS
Each Fund will furnish to its Partners as soon as practicable after the end of each taxable year such information as is necessary for Partners to complete U.S. federal, state and local income tax or information returns, including a copy of Schedule K-1 of the applicable Fund’s federal income tax return for the calendar year most recently ended, along

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with any other tax information required by law. In the event that the 1940 Act or the SEC in the future requires more frequent reporting, each Fund will comply with such additional reporting requirements.
Each Fund will send to its Partners a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Other reports from the Investment Manager regarding a Fund’s operations may be sent to the Fund’s Partners as the Investment Manager deems necessary or appropriate. In the event that the 1940 Act or the SEC in the future requires more frequent reporting, each Fund will comply with such additional reporting requirements.
The reports described above may be delayed to some extent as the preparation of such reports is dependent upon the completion of the reports of each Adviser Fund in which the Fund invests, and, as a result, Partners may be forced to file an extension for their income tax returns.
ANTI-MONEY LAUNDERING CONSIDERATIONS
The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), signed into law on and effective as of October 26, 2001, requires that financial institutions establish and maintain compliance programs to guard against money laundering activities. The USA PATRIOT Act requires the Secretary of the Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject pooled investment vehicles such as the Funds to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require the Investment Manager or other service providers to each Fund, in connection with the establishment of anti-money laundering procedures, to share information with governmental authorities with respect to its Partners. Such legislation and/or regulations could require each Fund to implement additional restrictions on the transfer of the Units. The Investment Manager reserves the right to request such information as is necessary to verify the identity of a Partner and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. Each Fund may, in the event of delay or failure by the applicant to produce any information required for verification purposes, or for any other reason, in its sole and absolute discretion, refuse an investment in or transfer of Units by any person or entity.
Each Fund may require a detailed verification of each prospective investor’s identity and the source of the payment of the subscription amount. Each Fund may also require that this information be supplied by a prospective investor who did not supply such information when it subscribed for Units. This information, and any other information supplied by a prospective investor or a Partner (each, an “Investor”) of a Fund, may be transmitted to any governmental agency that the applicable Fund reasonably believes has jurisdiction (each, a “Governmental Authority”), without prior notice to the Investor, in order to satisfy any applicable anti-money laundering laws, rules or regulations to which each Fund is or may become subject, notwithstanding any confidentiality agreement to the contrary.
Depending on the circumstances of each Investor, a detailed verification might not be required where:
     (1) the applicant is a recognized financial institution which is regulated by a recognized regulatory authority and carries on business in a country listed in Schedule 3 Money Laundering Regulations (2003 Revision); or
     (2) the application is made through a recognized intermediary which is regulated by a recognized regulatory authority and carries on business in a country listed in Schedule 3, Money Laundering Regulations (2003 Revision). In this situation each Fund may rely on a written assurance from the intermediary that the requisite identification procedures on the applicant for business have been carried out.
These exceptions will only apply if the financial institution or intermediary referred to above is within a country recognized as having sufficient anti-money laundering regulations.
In attempting to verify an Investor’s identity, the General Partner of a Fund may request any information it deems necessary including, but not limited to, the Investor’s legal name, current address, date of birth or date of formation

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(as applicable), information regarding the nature of the Investor’s business, the locations in which the Investor transacts its business, proof as to the current good standing of the Investor in its jurisdiction of formation (if an entity), proof of identity (e.g., a driver’s license, social security number or taxpayer identification number), and any other information the General Partner of a Fund believes is reasonably necessary to verify the identity of the Investor. The General Partner of a Fund may also request information regarding the source of the subscription amount including, but not limited to, letters from financial institutions, bank statements, tax records, audited financial statements and other information the General Partner believes is reasonably necessary to verify the source of the subscription amount.
Each Fund may request that an Investor supply updated information regarding its identity or business at any time. Each Fund may also request additional information regarding the source of any funds used to make additional contributions to the Fund. In the event of delay or failure by an Investor to produce any information required for verification purposes, the General Partner of a Fund may refuse to accept a new or additional contribution. The General Partner may refuse a redemption of a Partner’s Units, or any portion thereof, in the Fund or other transfer of funds if it believes such action is necessary in order to comply with its responsibilities under applicable law.
An Investor may be asked to indemnify and hold harmless each Fund, its General Partner, its Investment Manager and their respective Affiliates, including their officers, directors, members, partners, shareholders, managers, employees and agents (collectively, each “Fund and its Affiliates”) from and against any loss, liability, cost or expense (including, but not limited to, attorneys’ fees, taxes and penalties) which may result, directly or indirectly, from any misrepresentation or breach of any warranty, condition, covenant or agreement set forth in the Subscription Documents or any other document delivered by the Investor to the applicable Fund or as a result of any violations of law committed by the Investor. Such Subscription Documents will further provide that each Fund and its Affiliates are not and shall not be liable for any loss, liability, cost or expense to the Investor resulting, directly or indirectly, from any action taken by a Fund and its Affiliates in making a good faith attempt to comply with the laws of any jurisdiction to which a Fund and its Affiliates are or become subject, including loss resulting from a failure to process any application for withdrawal if such information that has been required by a Fund and its Affiliates has not been provided by the Investor or if a Fund and its Affiliates believe in good faith that the processing thereof would violate applicable law. This indemnification provision shall be in addition to, and not in limitation of, any other indemnification provision applicable to each Fund and its Affiliates.
Each Fund and its Affiliates hereby disclaim any and all responsibility for any action taken by them in a good faith attempt to comply with the applicable laws of any jurisdiction or at the direction of any Governmental Authority. Any and all losses incurred by an Investor in a Fund as a direct or indirect result of any action taken by such Fund and its Affiliates in a good faith attempt to comply with the applicable laws of any jurisdiction or at the direction of any Governmental Authority shall be the sole responsibility of the Investor without recourse to a Fund and its Affiliates.
FISCAL YEARS
For accounting purposes, each Fund’s fiscal year is the 12-month period ending on March 31. For tax purposes, each Fund adopted the 12-month period ending December 31 of each year as its taxable year.
FUND ADVERTISING AND SALES MATERIAL
Advertisements and sales literature relating to a Fund and reports to shareholders may include quotations of investment performance. In these materials, a Fund’s performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray a Fund’s investment performance.
A Fund’s investment performance will vary from time to time, and past results are not necessarily representative of future results.
Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing a Fund, may also be used to advertise or market the applicable Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of a Fund’s

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investment performance to the performance of recognized market indices and indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in a Fund.
FINANCIAL STATEMENTS
Financial statements for each Fund and the Master Fund as well as a report by the Funds’ Independent Registered Public Accounting Firm are available in each Fund’s annual report to shareholders dated March 31, 2009 and is attached as Appendix B to this SAI.

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APPENDIX A
INDUSTRY CLASSIFICATIONS
A) BASIC MATERIALS
1) Chemicals
2) Forest Products & Paper
3) Iron/Steel
4) Mining
B) COMMUNICATIONS
5) Advertising
6) Internet
7) Media
8) Telecommunications
C) CONSUMER, (CYCLICAL)
9) Airlines
10) Apparel
11) Auto Manufacturers
12) Auto Parts & Equipment
13) Distribution/Wholesale
14) Entertainment
15) Food Service
16) Home Builders
17) Home Furnishings
18) Housewares
19) Leisure Time
20) Lodging
21) Office Furnishings
22) Retail
23) Storage/Warehousing
24) Textiles

25) Toys/Games/Hobbies
D) CONSUMER, (NON-CYCLICAL)
26) Agriculture
27) Beverages
28) Biotechnology
29) Commercial Services
30) Cosmetics/Personal Carte
31) Food
32) Healthcare-Products
33) Healthcare-Services
34) Household Products/Wares
35) Pharmaceuticals
E) DIVERSIFIED
36) Holding Companies-Divers
F) ENERGY
37) Coal
38) Energy-alternate Sources
39) Oil & Gas
40) Oil & Gas Services
41) Pipelines
G) FINANCIAL
42) Banks
43) Closed-end Funds
44) Country Funds-Closed-end
45) Diversified Financial Service
46) Insurance
47) Investment Companies
48) REITS

49) Real Estate
50) Savings & Loans
51) Venture Capital
H) INDUSTRIAL
52) Aerospace/Defense
53) Building Materials
54) Electrical Company & Equipment
55) Electronics
56) Engineering & construction
57) Environmental Control
58) Hand/Machine Tools
59) Machinery — Construction & mining
60) Machinery — Diversified
61) Metal Fabricates/Hardware
62) Miscellaneous Manufacture
63) Packaging & Containers
64) Shipbuilding
65) Transportation
66) Trucking & Leasing
I) TECHNOLOGY
67) Computers
68) Office/Business Equipment
69) Semiconductors
70) Software
J) UTILITIES
71) Electric
72) Gas
73) Water

Appendix B
Hatteras Funds
Hatteras Multi-Strategy Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy TEI Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy Institutional Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy TEI Institutional Fund, L.P. (a Delaware Limited Partnership)
Financial Statements
For the year ended March 31, 2009
with Report of Independent Registered Public Accounting Firm

B-1

Hatteras Funds
For the year ended March 31, 2009
Hatteras Multi-Strategy Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy TEI Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy Institutional Fund, L.P. (a Delaware Limited Partnership)
Hatteras Multi-Strategy TEI Institutional Fund, L.P. (a Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm	3

Statements of Assets, Liabilities and Partners’ Capital	4

Statements of Operations	5

Statements of Changes in Partners’ Capital	6-7

Statements of Cash Flows	8

Notes to Financial Statements	9-20

Board of Directors (unaudited)	21-22

Fund Management (unaudited)	23-24

Other Information (unaudited)	25-26

2

Deloitte & Touche LLP 1700 Market Street Philadelphia, PA 19103-3984 USA

Tel: +1 215 246 2300 Fax: +1 215 569 2441 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of Hatteras Multi-Strategy Fund, L.P., Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P., and Hatteras Multi-Strategy TEI Institutional Fund, L.P.:
We have audited the accompanying statements of assets, liabilities, and partners’ capital of Hatteras Multi-Strategy Fund, L.P. (formerly known as Hatteras Multi-Strategy Fund I, L.P.), Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P., and Hatteras Multi-Strategy TEI Institutional Fund, L.P. (all Delaware Limited Partnerships) (collectively the “Feeder Funds”) and the related statements of operations and cash flows for the year then ended, and the statements of changes in partners’ capital for each of the two years in the period then ended. These financial statements are the responsibility of the Feeder Funds’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Feeder Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Feeder Funds’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Feeder Funds as of March 31, 2009, the results of their operations and their cash flows for the year then ended, and the changes in their partners’ capital for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.
May 29, 2009

Member of Deloitte Touche Tohmatsu

3

HATTERAS FUNDS
Statements of Assets, Liabilities and Partners’ Capital
March 31, 2009

				Hatteras
		Hatteras	Hatteras	Multi-Strategy
	Hatteras	Multi-Strategy	Multi-Strategy	TEI
	Multi-Strategy	TEI	Institutional	Institutional
	Fund, L.P.**	Fund, L.P.*,**	Fund, L.P.	Fund, L.P.*

Assets
Investment in Hatteras Master Fund, L.P., at fair value (cost $234,324,259, $316,594,178, $258,093,854,$480,511,479), respectively	$215,319,897	$257,919,029	$202,701,499	$384,917,712
Cash and cash equivalents	250,000	305,000	150,000	155,000
Receivable for withdrawals from Hatteras Master Fund, L.P.	15,133,144	21,132,022	13,746,149	14,121,088
Investment in Hatteras Master Fund, L.P. paid in advance	2,866,239	3,077,935	5,184,080	7,641,135
Interest receivable	30,166	166	38	34
Prepaid assets	41,784	42,518	41,911	40,024
Receivable from affiliate	—	124,098	100,000	200,000

Total assets	$233,641,230	$282,600,768	$221,923,677	$407,074,993

Liabilities and partners’ capital
Withdrawals payable	$15,127,553	$21,151,874	$13,679,607	$14,108,545
Contributions received in advance	3,074,900	3,319,900	5,225,000	7,702,269
Servicing fee payable	163,212	197,469	18,058	33,246
Professional fees payable	51,351	31,118	50,689	24,577
Accounting and administration fees payable	30,884	34,811	27,801	42,907
Custodian fees payable	350	2,356	94	1,981
Due to affiliates	—	200,000	—	100,000
Withholding tax payable	—	125,000	—	125,000
Other accrued expenses	28,010	34,069	23,941	35,229

Total liabilities	18,476,260	25,096,597	19,025,190	22,173,754

Partners’ capital	215,164,970	257,504,171	202,898,487	384,901,239

Total liabilities and partners’ capital	$233,641,230	$282,600,768	$221,923,677	$407,074,993

Partners’ capital
Capital contributions (net)	264,325,527	324,276,730	259,245,761	482,566,034
Accumulated net investment loss	(10,387,533)	(13,514,084)	(3,417,546)	(6,018,361)
Accumulated net realized loss	(18,747,378)	(22,785,574)	(19,303,158)	(35,966,821)
Accumulated net unrealized depreciation on investments	(20,025,646)	(30,472,901)	(33,626,570)	(55,679,613)

Partners’ capital	$215,164,970	$257,504,171	$202,898,487	$384,901,239

Net asset value per share	$76.29	$76.27	$76.71	$76.66
Maximum offering price per share	$77.82	$77.80	$76.71	$76.66
Number of authorized units	7,500,000.00	7,500,000.00	7,500,000.00	7,500,000.00
Number of outstanding units	2,820,356.14	3,376,218.32	2,645,007.00	5,020,887.54

*	Consolidated Statement. See note 1.

**	The maximum sales load for the Hatteras Multi-Strategy Fund, L.P. and the Hatteras Multi-Strategy TEI Fund, L.P. is 2.00%. The remaining funds are not subject to a sales load.
See notes to financial statements.
TWO

4

HATTERAS FUNDS
Statements of Operations
For the year ended March 31, 2009

				Hatteras
		Hatteras	Hatteras	Multi-Strategy
	Hatteras	Multi-Strategy	Multi-Strategy	TEI
	Multi-Strategy	TEI Fund,	Institutional	Institutional
	Fund, L.P.	L.P.*	Fund, L.P.	Fund, L.P.*

Net investment loss allocated from Hatteras Master Fund, L.P.
Dividends	$878,666	$1,086,923	$706,952	$1,165,073
Expenses	(3,096,181)	(3,806,649)	(2,588,023)	(4,405,220)

Net investment loss allocated from Hatteras Master Fund, L.P.	(2,217,515)	(2,719,726)	(1,881,071)	(3,240,147)

Feeder Fund investment income
Interest	63,971	41,179	12,350	16,811
Other revenue	—	292,146	—	49,503

Total fund investment income	63,971	333,325	12,350	66,314

Feeder Fund expenses
Servicing fee	2,081,771	2,552,902	164,323	284,663
Accounting and administration fees	186,831	239,051	157,958	236,761
Professional fees	83,704	36,136	39,224	11,994
Registration fees	111,388	112,413	161,010	149,874
Insurance fees	1,032	1,036	—	1,314
Printing fees	—	—	72,338	96,575
Custodian fees	—	7,545	—	3,240
Withholding tax	—	615,783	—	649,177
Other expenses	175,669	177,335	68,207	79,200

Total Feeder Fund expenses	2,640,395	3,742,201	663,060	1,512,798

Net investment loss	(4,793,939)	(6,128,602)	(2,531,781)	(4,686,631)

Realized loss and change in unrealized appreciation/(depreciation) on investments allocated from Hatteras Master Fund, L.P.
Net realized loss from investments in Underlying Funds	(21,617,812)	(26,166,822)	(20,261,882)	(37,112,434)
Net change in unrealized appreciation/ (depreciation) on investments in Underlying Funds	(37,383,867)	(43,956,668)	(31,841,141)	(51,680,470)

Net realized loss and change in unrealized appreciation/(depreciation) on investments in Underlying Funds allocated from Hatteras Master Fund, L.P.	(59,001,679)	(70,123,490)	(52,103,023)	(88,792,904)

Net decrease in partners’ capital resulting from operations	$(63,795,618)	$(76,252,092)	$(54,634,804)	$(93,479,535)

*	Consolidated Statement. See note 1.
See notes to financial statements.
THREE

5

HATTERAS FUNDS
Statements of Changes in Partners’ Capital
For the years ended March 31, 2008 and 2009

	Hatteras Multi-Strategy
	Fund, L.P.
	General	Limited	Total
	Partner	Partners	Partners

Partners’ Capital, at March 31, 2007	$300,863	$135,996,367	$136,297,230
Capital contributions	—	129,868,288	129,868,288
Capital contributions from Topiary Feeder Fund (Note 1)	—	—	—
Capital withdrawals	(833,342)	(30,452,180)	(31,285,522)
Net investment loss	—	(3,309,758)	(3,309,758)
Net realized gain from investments	—	2,168,522	2,168,522
Net change in unrealized appreciation/(depreciation) on investments	—	3,290,645	3,290,645
Actual Performance Allocation from January 1, 2007 to December 31, 2007	833,342	(833,342)	—
Reverse accrued Performance Allocation from January 1, 2007 to March 31, 2007	(300,863)	300,863	—
Accrued Performance Allocation from January 1, 2008 to March 31, 2008	—	—	—

Partners’ Capital, at March 31, 2008**	$—	$237,029,405	$237,029,405
Capital contributions	—	100,849,100	100,849,100
Capital withdrawals	(41,336)	(59,019,097)	(59,060,433)
Withdrawal fees	—	142,516	142,516
Net investment loss	—	(4,793,939)	(4,793,939)
Net realized loss from investments in Underlying Funds	—	(21,617,812)	(21,617,812)
Net change in unrealized appreciation/(depreciation) on investments in Underlying Funds	—	(37,383,867)	(37,383,867)
Performance Allocation	41,336	(41,336)	—

Partners’ Capital, at March 31, 2009***	$—	$215,164,970	$215,164,970

*	Consolidated Statement. See note 1.

**	Including accumulated net investment loss of $5,593,594, $7,387,482, $885,765 and $1,331,730 respectively.

***	Including accumulated net investment loss of $10,387,533, $13,514,084, $3,417,546 and $6,018,361 respectively.
See notes to financial statements.
FOUR

6

Hatteras Multi-Strategy			Hatteras Multi-Strategy			Hatteras Multi-Strategy
TEI Fund, L.P.*			Institutional Fund, L.P.			TEI Institutional Fund, L.P.*
General	Limited	Total	General	Limited	Total	General	Limited	Total
Partner	Partners	Partners	Partner	Partners	Partners	Partner	Partners	Partners

$268,982	$129,979,876	$130,248,858	$16,124	$9,418,409	$9,434,533	$6,107	$4,047,170	$4,053,277
—	137,707,362	137,707,362	—	142,965,982	142,965,982	—	210,188,263	210,188,263
—	88,340,142	88,340,142	—	—	—	—	—	—
(784,533)	(49,119,532)	(49,904,065)	(147,547)	(479,354)	(626,901)	(128,194)	(160,251)	(288,445)
—	(5,002,382)	(5,002,382)	—	(824,192)	(824,192)	—	(1,270,232)	(1,270,232)
—	2,729,681	2,729,681	—	916,507	916,507	—	1,127,563	1,127,563
—	645,507	645,507	—	(1,984,318)	(1,984,318)	—	(4,072,964)	(4,072,964)
784,533	(784,533)	—	147,547	(147,547)	—	128,194	(128,194)	—
(268,982)	268,982	—	(16,124)	16,124	—	(6,107)	6,107	—
—	—	—	—	—	—	—	—	—

$—	$304,765,103	$304,765,103	$—	$149,881,611	$149,881,611	$—	$209,737,462	$209,737,462
—	111,736,175	111,736,175	—	132,797,628	132,797,628	—	289,128,901	289,128,901
(43,372)	(82,788,891)	(82,832,263)	(68,296)	(25,181,302)	(25,249,598)	(158,881)	(20,372,604)	(20,531,485)
—	87,248	87,248	—	103,650	103,650	—	45,896	45,896
—	(6,128,602)	(6,128,602)	—	(2,531,781)	(2,531,781)	—	(4,686,631)	(4,686,631)
—	(26,166,822)	(26,166,822)	—	(20,261,882)	(20,261,882)	—	(37,112,434)	(37,112,434)
—	(43,956,668)	(43,956,668)	—	(31,841,141)	(31,841,141)	—	(51,680,470)	(51,680,470)
43,372	(43,372)	—	68,296	(68,296)	—	158,881	(158,881)	—

$—	$257,504,171	$257,504,171	$—	$202,898,487	$202,898,487	$—	$384,901,239	$384,901,239

FIVE

7

HATTERAS FUNDS
Statements of Cash Flows
For the year ended March 31, 2009

				Hatteras
			Hatteras	Multi-Strategy
	Hatteras	Hatteras	Multi-Strategy	TEI
	Multi-Strategy	Multi-Strategy	Institutional	Institutional
	Fund, L.P.	TEI Fund, L.P.*	Fund, L.P.	Fund, L.P.*

Cash flows from operating activities:
Net decrease in partners’ capital resulting from operations	$(63,795,618)	$(76,252,092)	$(54,634,804)	$(93,479,535)
Adjustments to reconcile net decrease in partners’ capital resulting from operations to net cash provided by (used in) operating activities:
Purchases of interests in Hatteras Master Fund, L.P.	(94,083,385)	(107,735,973)	(131,808,253)	(288,629,002)
Proceeds from withdrawals from Hatteras Master Fund, L.P.	58,199,230	80,775,732	25,254,821	21,375,888
Net investment loss allocated from Hatteras Master Fund, L.P.	2,217,515	2,719,726	1,881,071	3,240,147
Net realized loss from investments in Underlying Funds allocated from Hatteras Master Fund, L.P.	21,617,812	26,166,822	20,261,882	37,112,434
Net change in unrealized depreciation/ (appreciation) on investments in Underlying Funds allocated from Hatteras Master Fund, L.P.	37,383,867	43,956,668	31,841,141	51,680,470
(Increase)/Decrease in receivable for withdrawals from Hatteras Master Fund, L.P.	(2,133,144)	23,867,978	(13,746,149)	(14,121,088)
(Increase)/Decrease in investment in Hatteras Master Fund, L.P. paid in advance	3,006,627	9,054,630	9,043,258	28,065,776
Receivable from Investment Affiliates	—	(124,098)	(100,000)	—
(Increase)/Decrease in interest receivable	(25,691)	3,975	2,744	5,910
(Increase)/Decrease in prepaid assets	(39,676)	(41,790)	(12,533)	(11,188)
Increase/(Decrease) in due to Affiliates	—	—	—	100,000
Increase/(Decrease) in withholding tax payable	—	(190,399)	—	(48,557)
Increase/(Decrease) in servicing fee payable	4,675	(20,174)	18,058	33,246
Increase/(Decrease) in accounting and administration fees payable	16,810	14,272	17,084	26,939
Increase/(Decrease) in professional fees payable	22,590	(8,103)	(17,937)	(21,430)
Increase/(Decrease) in custodian fees payable	(36)	(105)	—	208
Increase/(Decrease) in other accrued expenses	19,182	(45,453)	18,188	31,516

Net cash provided by (used in) operating activities	(37,589,242)	2,141,616	(111,981,429)	(254,638,266)

Cash flows from financing activities:
Capital contributions	93,853,520	102,667,550	123,515,628	261,096,720
Capital withdrawals, net of withdrawal fees	(60,264,278)	(104,809,166)	(11,719,199)	(6,383,454)

Net cash provided by (used in) financing activities	33,589,242	(2,141,616)	111,796,429	254,713,266

Net change in cash and cash equivalents	(4,000,000)	—	(185,000)	75,000
Cash and cash equivalents at beginning of year	4,250,000	305,000	335,000	80,000

Cash and cash equivalents at end of year	$250,000	$305,000	$150,000	$155,000

*	Consolidated Statement. See note 1.
See notes to financial statements.
SIX

8

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009
1. Organization
The Hatteras Funds, each a “Feeder Fund” and collectively the “Feeder Funds” are:
Hatteras Multi-Strategy Fund, L.P. (formerly known as Hatteras Multi-Strategy Fund I, L.P.)
Hatteras Multi-Strategy TEI Fund, L.P.
Hatteras Multi-Strategy Institutional Fund, L.P.
Hatteras Multi-Strategy TEI Institutional Fund, L.P.
The Hatteras Multi-Strategy TEI Fund, L.P. and the Hatteras Multi-Strategy TEI Institutional Fund, L.P. each invest substantially all of their assets in the Hatteras Multi-Strategy Offshore Fund, LDC, and Hatteras Multi-Strategy Offshore Institutional Fund, LDC, (collectively the “Blocker Funds”), respectively. The Blocker Funds are Cayman Islands limited duration companies with the same investment objective as the Feeder Funds. The Blocker Funds serve solely as intermediate entities through which the Multi-Strategy TEI Fund, L.P. and the Hatteras Multi-Strategy TEI Institutional Fund, L.P. will invest in the Master Fund. The Blocker Funds enable tax-exempt Limited Partners to invest without receiving certain income in a form that would otherwise be taxable to such tax-exempt Limited Partners regardless of their tax-exempt status. The Multi-Strategy TEI Fund, L.P. owns 100% of the beneficial interests of the Hatteras Multi-Strategy Offshore Fund, LDC and the Multi-Strategy TEI Institutional Fund, L.P. owns 100% of the beneficial interests of the Hatteras Multi-Strategy Offshore Institutional Fund, LDC. The Blocker Funds are consolidated with their respective Feeder Fund for financial reporting purposes.
Each of the Feeder Funds are organized as Delaware limited partnerships, and registered under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, (the “1940 Act”) as closed-end, non-diversified, investment companies. The investment objective of the Feeder Funds is to generate consistent long-term appreciation and returns across all market cycles. To achieve their objective, the Feeder Funds provide their investors with access to a broad range of investment strategies and asset categories, trading advisers (“Advisors”) and overall asset allocation services typically available on a collective basis to larger institutions, through an investment of substantially all of their assets into the Hatteras Master Fund, L.P. (the “Master Fund”), which is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Master Fund is managed by Hatteras Investment Partners, LLC (the “Investment Manager”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Investors who acquire interests in the Feeder Funds (“Interests”) are the Limited Partners (each, a “Limited Partner” and together, the “Limited Partners”) of the Feeder Funds.
The percentage of the Master Fund’s beneficial interests owned by the Feeder Funds at March 31, 2009 were:

Hatteras Multi-Strategy Fund, L.P.	18.74%
Hatteras Multi-Strategy TEI Fund, L.P.	22.44%
Hatteras Multi-Strategy Institutional Fund, L.P.	17.64%
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	33.50%
Hatteras Investment Management, LLC, a Delaware limited liability company, serves as the General Partner of each of the Feeder Funds (“General Partner”). The General Partner is an affiliate of the Investment Manager. The General Partner has appointed a Board of Directors (“the Board”) for each Feeder Fund and, to the fullest extent permitted by applicable law, has irrevocably delegated to the Board its rights and powers to monitor and oversee the business affairs of the Feeder Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Feeder Fund’s business.
SEVEN

9

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
1. Organization (continued)
Effective October 1, 2007, according to the agreement and plan of reorganization (the “TEI Agreement” and, together with the Master Fund Agreement, (as defined in the Master Fund’s financial statements), the “Agreements”) by and between the Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund”) together with the Master Fund, and Topiary Benefit Plan Investor Fund LLC (the “Topiary Feeder Fund”), the Topiary Feeder Fund transferred substantially all of the assets and liabilities valued at approximately $88,340,142 to the TEI Fund in exchange for limited partnership interests, and distributed such limited partnership interests in the Master Fund to the members of the Topiary Feeder Fund in accordance with their respective interests. At March 31, 2009, the TEI Fund’s remaining receivables assumed from the Topiary Feeder Fund were $124,098. The receivable is presented as Receivable from affiliate on the Statement of Assets, Liabilities and Partners’ Capital.
2. Significant Accounting Policies
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are expressed in United States dollars. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.
a. Investment Valuation
The Feeder Funds record their investment in the Master Fund at Fair Value. Valuation of securities held by the Master Fund is discussed in the notes to the Master Fund’s financial statements included elsewhere in this report.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). The Master Fund adopted FAS 157 effective April 1, 2008. Since the Feeder Funds do not make direct investments in securities or financial instruments, and invests substantially all of their assets in the Master Fund, the additional disclosures required by FAS 157 are included in the notes to the financial statements of the Master Fund, which are included elsewhere in this report.
b. Allocations from the Master Fund
The Feeder Funds record their allocated portion of income, expense, realized gains and losses and unrealized appreciation and depreciation from the Master Fund.
c. Fund Level Income and Expenses
Interest income on any cash or cash equivalents held by the Feeder Funds will be recognized on an accrual basis. Expenses that are specifically attributed to the Feeder Funds are charged to each Feeder Fund. Because the Feeder Funds bear their proportionate share of the management fees of the Master Fund, the Feeder Funds pay no direct management fee to the Investment Manager. Income and expenses are recorded on an accrual basis.
d. Tax Basis Reporting
Because the Master Fund invests primarily in investment funds that are treated as partnerships for U.S. Federal tax purposes, the tax character of each of the Feeder Fund’s allocated earnings is established dependent upon the tax filings of the Underlying Funds. Accordingly, the tax basis of these allocated earnings and the related balances are not available as of the reporting date.
EIGHT

10

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
2. Significant Accounting Policies (continued)
e. Income Taxes
For U.S. Federal income tax purposes, the Feeder Funds are treated as partnerships, and each Limited Partner in the Feeder Funds is treated as the owner of its proportionate share of the net assets, income, expenses, and the realized and unrealized gains (losses) of the Feeder Fund. Accordingly, no federal, state or local income taxes have been provided on profits of the Feeder Funds since the Limited Partners are individually liable for the taxes on their share of the Feeder Funds. The Blocker Funds are registered as limited duration companies pursuant to the Companies Law of the Cayman Islands. No local income, profits or capital gains taxes are levied in the Cayman Islands at the current time.
The Feeder Funds adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109, on September 30, 2007. The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the Feeder Funds. As of and during the year ended March 31, 2009, the Feeder Funds did not have a liability for any unrecognized tax benefits.
During the year ended March 31, 2009, the Feeder Funds did not incur any material interest or penalties. For returns filed for the years ended December 31, 2005 through December 31, 2008 the Feeder Funds are open to examination by U.S. federal tax authorities and state tax authorities.
f. Cash and Cash Equivalents
Cash and cash equivalents includes amounts held in interest-bearing demand deposit accounts.
Such cash, at times, may exceed federally insured limits. The Feeder Funds have not experienced any losses in such accounts and do not believe they are exposed to any significant credit risk on such accounts.
g. Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases in partners’ capital from operations during the reporting period. Actual results could differ from those estimates.
h. Recently Issued Accounting Pronouncements
In March 2008, the FASB issued Statement of Financial Accounting Standards 161 (“FAS 161”), Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. FAS 161 requires additional discussion about the reporting entity’s derivative instruments and hedging activities, by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those years. The General Partner is continuing to evaluate the impact, if any, that adoption of FAS 161 may have on the Feeder Funds’ financial statements.
NINE

11

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
2. Significant Accounting Policies (continued)
h. Recently Issued Accounting Pronouncements (continued)
In April 2009, FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), was issued and is effective for fiscal years and interim periods ending after June 15, 2009. FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Feeder Funds are currently evaluating the impact the adoption of FSP 157-4 will have on the Feeder Funds’ financial statements and their disclosures.
3. Allocation of Limited Partners’ Capital
Net profits or net losses of the Feeder Funds for each allocation period (“Allocation Period”) will be allocated among and credited to or debited against the capital accounts of the Limited Partners. Net profits or net losses will be measured as the net change in the value of the partners’ capital of the Feeder Funds, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses during an allocation period, adjusted to exclude any items to be allocated among the capital accounts of the Limited Partners in accordance with the Limited Partners’ respective investment percentages.
Allocation Periods begin on the day after the last day of the preceding Allocation Period and end at the close of business on (1) the last day of each month; (2) the last day of each taxable year; (3) the day preceding each day on which interests are purchased; (4) the day on which interests are repurchased; or (5) the day on which any amount is credited to or debited from the capital account of any Limited Partner other than an amount to be credited to or debited from the capital accounts of all Limited Partners in accordance with their respective investment percentages in the Master Fund.
The Feeder Funds maintain a separate capital account (“Capital Account”) on their books for each Limited Partner. Each Limited Partner’s capital account will have an opening balance equal to the Limited Partner’s initial contribution to the capital of the Feeder Fund (i.e., the amount of the investment less any applicable sales load of up to 2 percent of the contribution amount), and thereafter, will be (i) increased by the amount of any additional capital contributions by such Limited Partner; (ii) decreased for any payments upon repurchase or in redemption of such Limited Partner’s interest or any distributions in respect of such Limited Partner; and (iii) increased or decreased as of the close of each Allocation Period by such Limited Partner’s allocable share of the net profits or net losses of the Feeder Fund. Effective July 1, 2008, the Feeder Funds were unitized and a single net asset value per unit was initially established at $100.00 for each of the Feeder Funds.

				Hatteras
			Hatteras	Multi-Strategy
	Hatteras	Hatteras	Multi-Strategy	TEI
	Multi-Strategy	Multi-Strategy	Institutional	Institutional
	Fund, L.P.	TEI Fund, L.P.	Fund, L.P.	Fund, L.P.

Beginning shares at unitization, July 1, 2008	2,796,369.71	3,553,202.78	2,031,302.02	3,303,004.12
Purchases	722,367.61	787,682.91	935,836.21	1,981,797.25
Redemptions	(698,381.18)	(964,667.37)	(322,131.23)	(263,913.82)

Ending shares, March 31, 2009	2,820,356.14	3,376,218.32	2,645,007.00	5,020,887.54

TEN

12

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
4. Related Party Transactions and Other
In consideration for fund services, the Multi-Strategy Fund, Multi-Strategy TEI Fund, the Multi-Strategy Institutional Fund, and the Multi-Strategy TEI Institutional Fund will pay the Investment Manager (in such capacity, the “Servicing Agent”) a fund servicing fee at the annual rate of 0.85%, 0.85%, 0.10%, and 0.10%, respectively, of the partners’ capital of the interests beneficially owned by customers of the Servicing Agent or any service provider who has entered into a service provider agreement with the Servicing Agent. The Feeder Fund servicing fees payable to the Servicing Agent will be borne by all Limited Partners of the Feeder Fund on a pro-rata basis.
The Servicing Agent may waive (to all investors on a pro-rata basis) or pay to third parties all or a portion of any such fees in its sole discretion. The Servicing Agent did not waive any of the servicing fees for the year ended March 31, 2009.
The Investment Manager contractually agreed to reimburse certain expenses through November 3, 2009, so that the total annual expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Feeder Funds, any acquired fund fees and expenses, as well as any performance allocation payable by the Feeder Funds or the Master Fund) for this period will not exceed 2.35% for the Multi-Strategy Fund and the Multi-Strategy TEI Fund, and 1.75% for the Multi-Strategy Institutional Fund and the Multi-Strategy TEI Institutional Fund (the “Expense Limitation”). The agreement automatically renews for one-year terms after the initial period until terminated by the Investment Manager or the Feeder Funds. The Feeder Funds will carry forward, for a period not to exceed (3) three years from the date on which a reimbursement is made by the Investment Manager, any expenses in excess of the Expense Limitation and repay the Investment Manager such amounts, provided the Feeder Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation disclosed in the then effective confidential memorandum. There were no reimbursements from the Investment Manager, nor previous reimbursements repaid to the Investment Manager, for the year ending March 31, 2009. At March 31, 2009, there was no carryforward balance subject to repayment to the Investment Manager for any of the Feeder Funds.
Prior to July 1, 2008, the General Partner received an annual performance based allocation (the “Performance Allocation”) with respect to the Capital Account of each Limited Partner. The Performance Allocation was calculated generally as of the end of each calendar year and a final Performance Allocation was determined as of June 30, 2008. The Performance Allocation with respect to a Limited Partner’s Capital Account was equal to 10% of the amount by which the excess, if any, of net profit over net loss allocated to such Limited Partner for the calendar year exceeded (a) any Loss Carryforward Amount for such Limited Partner plus (b) the non-cumulative “hurdle amount” (an annualized return on the Capital Account balance of such Limited Partner as of the last day of the preceding calendar year at a rate equal to the yield to maturity of the 90-day United States Treasury Bill as reported by the Wall Street Journal on the last day of the preceding calendar year). The Performance Allocation with respect to each applicable Limited Partner’s Capital Account was deducted from such Capital Account and allocated to the Capital Account of the General Partner. For the period from April 1, 2008 to June 30, 2008 the General Partner received Performance Allocations from the Feeder Funds of $311,915, which is disclosed on the Statement of Changes in Partners’ Capital.
Effective July 1, 2008, the Performance Allocation is calculated at the Master Fund level, and allocated to the Feeder Funds based on the Feeder Funds’ ownership interest in the Master Fund. The Performance Allocation with respect to the Feeder Funds is equal to 10% of the amount by which the excess, if any, of net profit over net loss allocated to the Feeder Funds for the calendar year exceeds the greater of (a) any Loss Carryforward Amount or (b) the non-cumulative “hurdle amount” (an annualized return on the capital account balance of the Feeder Funds as of the last day of the
ELEVEN

13

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
4. Related Party Transactions and Other (continued)
preceding calendar year with a rate equal to the yield to maturity of the 90-day United States Treasury Bill as reported by the Wall Street Journal on the last day of the preceding calendar year). If at the end of any Performance Allocation period, the net losses allocated to the Feeder Funds exceed the net profits so allocated, then a Loss Carryforward Amount shall be established for the Feeder Funds. No Performance Allocation shall be deducted from the Feeder Funds unless the excess of net profits over net losses subsequently allocated exceeds any Loss Carryforward Amount for the Feeder Funds. For the period from July 1, 2008 to March 31, 2009 there was no performance based allocation.
UMB Bank, N.A. serves as custodian of the Feeder Funds’ cash balances and provides custodial services for the Feeder Funds. UMB Fund Services, Inc. serves as administrator and accounting agent to the Feeder Funds and provides certain accounting, record keeping and investor related services. The Feeder Funds pay a monthly fee to the custodian and administrator based upon average partners’ capital, subject to certain minimums.
At March 31, 2009, Limited Partners, who are affiliated with the Investment Manager or the General Partner, owned $865,638 (0.43% of Partners’ Capital) of Hatteras Multi-Strategy Institutional Fund, L.P., and $414,656 (0.11% of Partners’ Capital) of Hatteras Multi-Strategy TEI Institutional Fund, L.P.
5. Risk Factors
An investment in the Feeder Funds involves significant risks that should be carefully considered prior to investment and should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment. The Master Fund intends to invest substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its Underlying Fund holdings for extended periods, which may be several years. No guarantee or representation is made that the investment objective will be met.
6. Repurchase of Partners’ Interests
The Board may, from time to time and in its sole discretion, cause the Feeder Funds to repurchase interests from Limited Partners pursuant to written tenders by Limited Partners at such times and on such terms and conditions as established by the Board. In determining whether the Feeder Funds should offer to repurchase interests, the Board will consider the recommendation of the Investment Manager. The Feeder Funds generally expect to offer repurchase interests from Limited Partners on a quarterly basis as of March 31, June 30, September 30 and December 31 of each year. The Feeder Funds do not intend to distribute to the partners any of the Feeder Funds’ income, but generally expect to reinvest substantially all income and gains allocable to the partners. A partner may, therefore, be allocated taxable income and gains and not receive any cash distribution. Limited Partner interests repurchased prior to the Limited Partners one year anniversary of their initial investment are subject to a maximum 5% withdrawal fee.
7. Indemnification
In the normal course of business, the Feeder Funds enter into contracts that provide general indemnifications. The Feeder Funds’ maximum exposure under these agreements is dependent on future claims that may be made against the Feeder Funds, and therefore cannot be established; however, based on experience, the risk of loss from such claims is considered remote.
TWELVE

14

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
8. Financial Highlights
The financial highlights are intended to help an investor understand the Feeder Funds’ financial performance. The total returns in the table represent the rate that a Limited Partner would be expected to have earned or lost on an investment in each Feeder Fund.
The ratios and total return amounts are calculated based on each Limited Partner group taken as a whole. The General Partner’s interest is excluded from the calculations. An individual Limited Partner’s ratios or returns may vary from the table below based on performance arrangements and the timing of capital transactions.
The ratios are calculated by dividing total dollars of income or expenses as applicable by the average of total monthly Limited Partners’ capital. The ratios include the Feeder Funds’ proportionate share of the Master Fund’s income and expenses.
Total return amounts are calculated by geometrically linking returns based on the change in value during each accounting period.
The portfolio turnover rate is calculated based on the Master Fund’s investment activity, as turnover occurs at the Master Fund level and the Feeder Fund are invested 100% in the Master Fund.

			Hatteras	Hatteras
	Hatteras	Hatteras	Multi-Strategy	Multi-Strategy
	Multi-Strategy	Multi-Strategy	Institutional	TEI Institutional
	Fund, L.P.	TEI Fund, L.P.	Fund, L.P.	Fund, L.P.

Net Asset Value, July 1, 2008*	$100.00	$100.00	$100.00	$100.00
Income from investment operations:
Net investment loss	(1.19)	(1.22)	(0.79)	(0.75)
Net realized and unrealized gain (loss) on investment transactions	(22.52)	(22.51)	(22.50)	(22.59)

Net investment loss & Net realized and unrealized gain (loss) on investment transactions	(23.71)	(23.73)	(23.29)	(23.34)

Net Asset Value, March 31, 2009	$76.29	$76.27	$76.71	$76.66

*	Net asset value per share information presented as of unitization on July 1, 2008.
THIRTEEN

15

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
8. Financial Highlights (continued)

				For the period
				from April 1, 2005
	For the year/period ended			(commencement
	March 31,			of operations) to
Hatteras Multi-Strategy Fund, L.P.	2009	2008	2007	March 31, 2006

Total return amortizing organizational expenses and before Performance Allocation[1]	— [2]	— [2]	— [2]	11.72%
Organization expense	—	—	—	-1.17%

Total return before Performance Allocation	-21.26%	2.91%	8.27%	10.55%
Performance Allocation[4]	-0.02%	-0.37%	-0.58%	-0.09%

Total return after amortizing organizational expenses and Performance Allocation	-21.28%	2.54%	7.69%	10.46%

Net investment loss before Performance Allocation	-1.92%	-1.66%	-1.94%	-2.79%

Ratio of other operating expenses to average net assets[3,5]	2.27%	2.25%	2.48%	3.58%
Ratio of bank borrowing expense to average net assets allocated from the Master Fund	0.03%	0.05%	0.03%	0.00%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation	2.30%	2.30%	2.51%	3.58%
Performance Allocation[4]	0.02%	0.26%	0.61%	1.25%

Total expenses and Performance Allocation before reimbursement from Investment Manager	2.32%	2.56%	3.12%	4.82%
Reimbursement from Investment Manager	0.00%	0.00%	-0.03%	-0.45%

Net expenses	2.32%	2.56%	3.09%	4.37%

Limited Partners’ capital, end of year (000’s)	$215,165	$237,029	$135,996	$42,122
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%	19.35%

[1]	Return is indicative of amortizing expenses over 60 months for tax purposes.

[2]	Organizational costs were fully expensed as of March 31, 2006.

[3]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.09%.

[4]	Performance allocation ratio is not annualized.

[5]	Ratios calculated based on total expenses and average net assets. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.
FOURTEEN

16

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
8. Financial Highlights (continued)

				For the period
				from April 1, 2005
	For the year/period ended			(commencement
	March 31,			of operations) to
Hatteras Multi-Strategy TEI Fund, L.P.	2009	2008	2007	March 31, 2006

Total return amortizing organizational expenses and before Performance Allocation[1]	— [2]	— [2]	— [2]	11.50%
Organization expense	—	—	—	-0.35%[1]

Total return before Performance Allocation	-21.35%	2.39%	8.01%	11.15%
Performance Allocation[4]	-0.01%	-0.26%	-0.55%	-1.15%

Total return after amortizing organizational expenses and Performance Allocation	-21.36%	2.13%	7.46%	10.00%

Net investment loss before Performance Allocation	-1.99%	-2.14%	-2.24%	-3.49%

Ratio of other operating expenses to average net assets[3,5]	2.22%	2.31%	2.52%	4.64%
Ratio of allocated bank borrowing expense to average net assets	0.03%	0.05%	0.03%	0.00%
Ratio of withholding tax to average net assets	0.20%	0.41%	0.32%	0.08%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation	2.45%	2.77%	2.87%	4.72%
Performance Allocation[4]	0.01%	0.22%	0.62%	1.21%

Total expenses and Performance Allocation before reimbursement from Investment Manager[3]	2.46%	2.99%	3.49%	5.93%
Reimbursement from Investment Manager	0.00%	0.00%	-0.08%	-0.87%

Net expenses	2.46%	2.99%	3.41%	5.06%

Limited Partners’ capital, end of year (000’s)	$257,504	$304,765	$129,980	$32,175
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%	19.35%

[1]	Return is indicative of amortizing expenses over 60 months for tax purposes.

[2]	Organizational costs were fully expensed as of March 31, 2006.

[3]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.06%.

[4]	Performance allocation ratio is not annualized.

[5]	Ratios calculated based on total expenses and average net assets. If the expense ratio calculation had been performed monthly, as is done for expense cap calculations, the ratios would have been different.
FIFTEEN

17

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
8. Financial Highlights (continued)

			For the period
			from January 1, 2007
	For the year/period		(commencement
	ended March 31,		of operations) to
Hatteras Multi-Strategy Institutional Fund, L.P.	2009	2008	March 31, 2007

Total return amortizing organizational expenses and before Performance Allocation	— [3]	— [3]	3.79%[2]
Organization expense	—	—	-1.38%

Total return before Performance Allocation	-20.69%	3.37%	2.41%
Performance Allocation[5]	-0.03%	-0.15%	-0.17%

Total return after amortizing organizational expenses and Performance Allocation	-20.72%	3.22%	2.24%

Net investment loss before Performance Allocation	-1.23%	-1.11%	-5.37%[1]

Ratio of operating expenses to average net assets	1.56%	1.72%	7.60%[1]
Ratio of allocated bank borrowing expense to average net assets	0.03%	0.05%	0.01%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation[4]	1.59%	1.77%	7.61%
Performance Allocation[5]	0.03%	0.18%	0.35%

Total expenses and Performance Allocation before reimbursement from Investment Manager	1.62%	1.95%	7.96%
Reimbursement from Investment Manager	0.00%	-0.02%	-1.12%

Net expenses	1.62%	1.93%	6.84%

Limited Partners’ capital, end of year (000’s)	$202,898	$149,882	$9,418
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%

[1]	Net investment loss and expense ratios are annualized, except for organizational expenses and Performance Allocation.

[2]	Total return is not annualized and is indicative of amortizing organizational expenses over 60 months for tax purposes.

[3]	Organizational costs were fully expensed as of March 31, 2007.

[4]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.09%.

[5]	Performance allocation ratio is not annualized.
SIXTEEN

18

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (continued)
8. Financial Highlights (continued)

			For the period
			from January 1, 2007
	For the year/period		(commencement
	ended March 31,		of operations) to
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	2009	2008	March 31, 2007

Total return amortizing organizational expenses and before Performance Allocation	— [3]	— [3]	2.51%[2]
Organization expense	—	—	-2.07%

Total return before Performance Allocation	-20.79%	3.09%	0.44%
Performance Allocation[5]	-0.05%	-0.09%	-0.15%

Total return after amortizing organizational expenses and Performance Allocation	-20.84%	3.00%	0.29%

Net investment loss before Performance Allocation	-1.35%	-1.44%	-10.38%[1]

Ratio of the operating expenses to average net assets	1.50%	1.67%	12.74%[1]
Ratio of allocated bank borrowing expense to average net assets	0.03%	0.05%	0.01%
Ratio of withholding tax to average net assets	0.19%	0.36%	0.25%

Operating expenses, excluding reimbursement from Investment Manager and Performance Allocation[4]	1.72%	2.08%	13.00%
Performance Allocation[5]	0.05%	0.14%	0.59%

Total expenses and Performance Allocation before reimbursement from Investment Manager	1.77%	2.22%	13.59%
Reimbursement from Investment Manager	0.00%	-0.03%	-1.42%

Net expenses	1.77%	2.19%	12.17%

Limited Partners’ capital, end of year (000’s)	$384,901	$209,737	$4,047
Portfolio Turnover Rate (Master Fund)	22.57%	9.54%	14.03%

[1]	Net investment loss and expense ratios are annualized, except for organizational expenses and Performance Allocation.

[2]	Total return is not annualized and is indicative of amortizing organizational expenses over 60 months for tax purposes.

[3]	Organizational costs were fully expensed as of March 31, 2007.

[4]	2008 Ratio includes repayment to investment manager for prior reimbursements in the amount of 0.07%.

[5]	Performance allocation ratio is not annualized.
SEVENTEEN

19

HATTERAS FUNDS
Notes to Financial Statements
March 31, 2009 (concluded)
9. Subsequent Events
Effective April 1, 2009 and May 1, 2009, there were additional capital contributions to the Feeder Funds of the following amounts:

April 1, 2009
Hatteras Multi-Strategy Fund, L.P.	$3,074,900
Hatteras Multi-Strategy TEI Fund, L.P.	$3,319,900
Hatteras Multi-Strategy Institutional Fund, L.P.	$5,225,000
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	$7,702,269

May 1, 2009
Hatteras Multi-Strategy Fund, L.P.	$2,327,000
Hatteras Multi-Strategy TEI Fund, L.P.	$2,633,700
Hatteras Multi-Strategy Institutional Fund, L.P.	$5,534,597
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	$7,410,058
In addition, since April 1, 2009, the Board accepted the following tender requests which will be effective as of June 30, 2009:

Hatteras Multi-Strategy Fund, L.P.	$15,346,639
Hatteras Multi-Strategy TEI Fund, L.P.	$10,845,743
Hatteras Multi-Strategy Institutional Fund, L.P.	$14,028,886
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	$15,762,925
EIGHTEEN

20

HATTERAS FUNDS
Board of Directors
(unaudited)
The identity of the Board Members and brief biographical information is set forth below.

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

INTERESTED DIRECTORS

David B. Perkins*, 46 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	President and Chairman of the Board of Directors of each fund in the Fund Complex	Since Inception	Mr. Perkins has been Chairman and President of each fund in the Fund Complex since inception. Mr. Perkins became the President and Managing Principal of the Investment Manager in September 2003 and became the Co-founder and Managing Partner of CapFinancial Partners, LLC in April 2003. Prior to that, he was Managing Partner at Wachovia Securities Financial Network, Inc. from June 2002 to September 2003 and Managing Principal of CapTrust Financial Advisors, LLC from October 1997 to June 2002.	5

INDEPENDENT DIRECTORS

Steve E. Moss, 53 918 Meadow Lane Henderson, NC 27536	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Moss is a principal of Holden, Moss, Knott, Clark, Copley & Hoyle, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996. Mr. Moss has been a Director and Member of the Audit Committee of each fund in the Fund Complex since December 2004.	5

H. Alexander Holmes, 66 3408 Landor Road Raleigh, NC 27609	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993. Mr. Holmes has been a Director and Member of the Audit Committee of the Fund since December 2004.	5
NINETEEN

21

HATTERAS FUNDS
Board of Directors
(unaudited) (continued)

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

INDEPENDENT DIRECTORS (continued)

Gregory S. Sellers, 47 2643 Steeplechase Road Gastonia, NC 28056	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Sellers became the Chief Financial Officer and a director of Kings Plush, Inc., a fabric manufacturer, in April 2003. Prior to that, he was the Vice President of Finance at Parksdale Mills, Inc., a cotton and cotton blend yarns producer, from January 1991 to April 2003. Mr. Sellers has been a Director and Member of the Audit Committee of each fund in the Fund Complex since December 2004.	5

Art Lottes, 56** 4813 Wynneford Way Raleigh, NC 27615	Director; Audit Committee Member of each fund in the Fund Complex	Since November 2007	Mr. Lottes was the President of CARQUEST Corporation, an automotive aftermarket company until December 2005. Mr. Lottes was a Board member of CARQUEST and General Parts until December 2005.	5

*	Mr. Perkins is deemed to be an Interested Director of the Fund because of his affiliations with the Investment Manager.

**	Mr. Lottes resigned from the Board effective April 30, 2009.
TWENTY

22

HATTERAS FUNDS
Fund Management
(unaudited)
Set forth below is the name, age, position with the Master Fund, length of term of office, and the principal occupation for the last five years of each of the persons currently serving as Executive Officers of the Master Fund. Unless otherwise noted, the business address of each officer is 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

OFFICERS

J. Michael Fields, 35 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Secretary of each fund in the Fund Complex	Since Inception	Mr. Fields was previously Treasurer of the Funds from inception until December 2008. Mr. Fields became a Director of the Investment Manager in September 2003. Prior to joining the Investment Manager, Mr. Fields was employed by CapTrust Financial Advisors from August 2002 to September 2003. Prior to joining CapTrust, Mr. Fields was employed by Morgan Stanley in Atlanta, Georgia from January 2000 to August 2002.	N/A

Andrew P. Chica, 33 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Chief Compliance Officer of each fund in the Fund Complex	Since 2008	Mr. Chica joined Hatteras in November 2007 and became Chief Compliance Officer of each of the funds in the Fund Complex and the Investment Manager as of January 2008. Prior to joining Hatteras, Mr. Chica was the Compliance Manager for UMB Fund Services, Inc. from December 2004 to November 2007. From April 2000 to December 2004, Mr. Chica served as an Assistant Vice President and Compliance Officer with U.S. Bancorp Fund Services, LLC.	N/A
TWENTY-ONE

23

HATTERAS FUNDS
Fund Management
(unaudited) (continued)

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

OFFICERS (continued)

Robert L. Baker, 37 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Treasurer of each fund in the Fund Complex	Since 2008	Mr. Baker joined Hatteras in March 2008 and became Treasurer of each of the funds in the Fund Complex in December 2008. Mr. Baker serves as the Chief Financial Officer of the Investment Manager. Prior to joining Hatteras, Mr. Baker worked for Smith Breeden Associates, an investment advisor located in Durham, NC. At Smith Breeden, Mr. Baker served as Vice President of Portfolio Accounting, Performance Reporting, and Fund Administration. Prior to working for Smith Breeden, Mr. Baker worked for BDO Seidman, LLP in Greensboro, NC.	N/A

TWENTY-TWO

24

HATTERAS FUNDS
Other Information
(unaudited)
2008 Proxy Results
A Special Meeting of the Limited Partners of the Master Fund was held on June 25, 2008 to consider the proposals described below. Each proposal was approved. The results of the voting at the Special Meeting are as follows:
1.	Approval of amendments to the Master Fund’s limited partnership agreement to include a performance allocation equal to 10% of the amount by which net new profits in the Master Fund exceed the non-cumulative hurdle amount which is calculated as of the last day of preceding calendar year of the Master Fund at a rate equal to the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by The Wall Street Journal for the last business day of the preceding calendar year.

Hatteras Multi-Strategy Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	128,653,222.230	49.146%	87.819%
Against	12,590,190.720	4.810%	8.594%
Abstain	5,255,284.890	2.008%	3.587%

Total	146,498,697.840	55.964%	100.000%

Hatteras Multi-Strategy TEI Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	175,924,564.060	49.087%	93.086%
Against	5,787,098.450	1.615%	3.062%
Abstain	7,279,648.080	2.031%	3.852%

Total	188,991,310.590	52.733%	100.000%

Hatteras Multi-Strategy Institutional Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	71,395,930.670	46.187%	82.663%
Against	11,122,442.090	7.196%	12.878%
Abstain	3,851,516.630	2.491%	4.459%

Total	86,369,889.390	55.874%	100.000%

Hatteras Multi-Strategy TEI Institutional Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	101,422,194.300	46.868%	83.385%
Against	10,934,765.310	5.053%	8.990%
Abstain	9,274,810.350	4.286%	7.625%

Total	121,631,769.960	56.207%	100.000%
2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

Hatteras Multi-Strategy Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	119,908,813.150	45.806%	81.850%
Against	26,589,884.690	10.158%	18.150%

Total	146,498,697.840	55.964%	100.000%
TWENTY-THREE

25

HATTERAS FUNDS
Other Information
(unaudited) (continued)

Hatteras Multi-Strategy TEI Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	178,000,535.170	49.667%	94.185%
Against	10,990,775.420	3.066%	5.815%

Total	188,991,310.590	52.733%	100.000%

Hatteras Multi-Strategy Institutional Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	68,659,530.290	44.417%	79.495%
Against	17,710,359.100	11.457%	20.505%

Total	86,369,889.390	55.874%	100.000%

Hatteras Multi-Strategy TEI Institutional Fund, L.P.	No. of Shares	% of Outstanding Shares	% of Shares Voted

Affirmative	97,056,714.190	44.851%	79.796%
Against	24,575,055.770	11.356%	20.204%

Total	121,631,769.960	56.207%	100.000%
Proxy Voting
For free information regarding how the Fund voted proxies during the period ended June 30, 2008 or to obtain a free copy of the Fund’s complete proxy voting policies and procedures, call 1-800-504-9070 or visit the SEC’s website at http://www.sec.gov.
Availability of Quarterly Portfolio Schedules
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Form N-Q is available, without charge and upon request, on the SEC’s website at http://www.sec.gov or may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the Public Reference Room may be obtained by calling
1-800-SEC-0330.
TWENTY-FOUR

26

Hatteras Funds
Hatteras Master Fund, L.P. (a Delaware Limited Partnership)
Financial Statements
For the year ended March 31, 2009
with Report of Independent Registered Public Accounting Firm

1

Hatteras Funds
For the year ended March 31, 2009
Hatteras Master Fund, L.P. (a Delaware Limited Partnership)

Report of Independent Registered Public Accounting Firm	3

Schedule of Investments	4-9

Statement of Assets, Liabilities and Partners’ Capital	10

Statement of Operations	11

Statement of Changes in Partners’ Capital	12

Statement of Cash Flows	13

Notes to Financial Statements	14-22

Board of Directors (unaudited)	23-24

Fund Management (unaudited)	25-26

Other Information (unaudited)	27-29

2

Deloitte & Touche LLP 1700 Market Street Philadelphia, PA 19103-3984 USA

Tel: +1 215 246 2300 Fax: +1 215 569 2441 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of Hatteras Master Fund, L.P.:
We have audited the accompanying statement of assets, liabilities, and partners’ capital of Hatteras Master Fund, L.P. (a Delaware Limited Partnership) (the “Master Fund”), including the schedule of investments, as of March 31, 2009, and the related statements of operations and cash flows for the year then ended, and the statements of changes in partners’ capital for each of the two years in the period then ended. These financial statements are the responsibility of the Master Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Master Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of March 31, 2009, by correspondence with the Underlying Fund Advisors and custodian. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Master Fund, L.P. as of March 31, 2009, the results of its operations and its cash flows for the year then ended, and the changes in its partners’ capital for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, the financial statements include investments valued at $1,074,675,464 (85.99% of total assets) as of March 31, 2009, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the Underlying Fund Advisors.
May 29, 2009
Member of
Deloitte Touche Tohmatsu

3

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
schedule of Investments
March 31, 2009
Investment Objective as a Percentage of Total Partners’ Capital
Percentages are as follows:

Investments in Underlying Funds (94.94%)	Cost	Fair Value

Absolute Return (16.68%)[e]
Black River Commodity Multi Strategy Fund, L.P.[a,b]	$477,335	$533,653
Broad Peak Fund, L.P.[a,b]	12,000,000	11,461,326
Citadel Derivatives Group Investors, LLC[a,b]	3,413,210	5,619,450
Citadel Wellington Partners, LLC[a,b,f]	29,747,987	18,149,592
Courage Special Situations Fund, L.P.[a,b]	4,827,675	4,346,937
D.E. Shaw Composite Fund, LLC[a,b,f]	23,000,000	23,116,592
Eton Park Fund, L.P.[a,b]	19,000,000	19,147,937
JANA Partners Qualified, L.P.[a,b]	92,329	8,388
Marathon Fund, L.P.[a,b]	11,121,137	7,640,040
Montrica Global Opportunities Fund, L.P.[a,b]	14,583,827	10,978,614
Paulson Advantage, L.P.[a,b]	28,000,000	35,471,967
OZ Asia Domestic Partners, L.P.[a,b]	2,417,711	2,006,132
Paulson Partners Enhanced, L.P.[a,b]	7,000,000	12,498,426
Perry Partners, L.P.[a,b]	10,404,723	7,631,072
Stark Investments, L.P.[a,b,f]	12,000,000	9,468,766
Waterstone Market Neutral Fund, L.P.[a,b]	18,000,000	23,639,666

Total Absolute Return (16.68%)		191,718,558

See notes to financial statements.
TWO

4

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Schedule of Investments
March 31, 2009 (continued)

Energy and Natural Resources (12.92%)[e]	Cost	Fair Value

Investment in Limited Partnership Interests
Arclight Energy Partners Fund III, L.P.[b]	$4,370,803	$4,216,178
Arclight Energy Partners Fund IV, L.P.[a,b]	2,892,019	2,703,477
Cadent Energy Partners II, L.P.[a,b]	2,375,766	1,387,974
Camcap Resources, L.P.[a,b]	875,867	433,485
Canaan Natural Gas Fund X, L.P.[a,b]	2,197,250	2,189,987
Centennial Energy Partners, L.P.[a,b]	15,000,000	4,197,601
Chilton Global Natural Resources Partners, L.P.[a,b]	24,000,000	17,873,692
EnerVest Energy Institutional Fund X-A, L.P.[b]	2,178,934	2,240,128
EnerVest Energy Institutional Fund XI-A, L.P.[b]	4,167,434	3,230,720
Intervale Capital Fund, L.P.[a,b]	1,653,242	2,206,542
Merit Energy Partners F-II, L.P.[b]	468,811	484,327
Natural Gas Partners IX, L.P.[b]	1,907,899	1,332,292
Natural Gas Partners VIII, L.P.[b]	3,466,812	3,600,494
NGP Energy Technology Partners II, L.P.[a,b]	305,310	201,756
NGP Energy Technology Partners, L.P.[a,b]	855,565	949,347
NGP Midstream & Resources, L.P.[b]	3,210,294	3,220,897
Ospraie Special Opportunities Fund, L.P.[a,b]	5,000,000	4,379,049
Pine Brook Capital Partners, L.P.[a,b]	2,290,068	1,908,685
Quantum Energy Partners IV, L.P.[a,b]	2,111,806	2,030,463
Quantum Energy Partners V, L.P.[a,b]	1,708,634	1,223,618
Sentient Global Resources Fund III, L.P.[a,b]	4,143,635	3,860,094
Southport Energy Plus Partners, L.P.[a,b]	23,083,819	32,457,507
Touradji Global Resources Fund, L.P.[a,b]	24,435,332	26,707,188
Touradji Global Resources Holdings LLC[a,b]	3,434,008	3,434,008
TPF II L.P.[a,b]	6,298,169	5,720,964

Total Investment in Limited Partnership Interests		132,190,473

Investment in Exchange Traded Funds
ETF—SPDR S&P Oil & Gas Exploration & Production[c]	4,999,255	4,669,630
ETF—Market Vectors Gold Miners[c]	4,998,858	5,624,200
Mutual Fund—Ridgeworth Seix Floating Ic	3,000,000	3,026,354
Mutual Fund—TCW Total Return Bond Ic	3,000,000	2,993,440

Total Investment in Exchange Traded Funds		16,313,624

Total Energy and Natural Resources (12.92%)		148,504,097

See notes to financial statements.
THREE

5

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Schedule of Investments
March 31, 2009 (continued)

	Cost	Fair Value

Enhanced Fixed Income (16.70%)[e]
Anchorage Crossover Credit Fund II, L.P.[a,b]	$14,477,220	$14,934,164
Anchorage Short Credit Fund II, L.P.[a,b]	10,000,000	8,858,608
BDCM Partners I, L.P.[a,b,f]	31,500,000	28,342,769
Contrarian Capital Fund I, L.P.[a,b]	15,880,064	13,303,052
CPIM Structured Credit Fund 1000, L.P.[a,b,f]	1,042,483	235,637
D.B. Zwirn Special Opportunities Fund, L.P.[a,b,f]	8,092,619	6,940,859
Drawbridge Special Opportunities Fund, L.P.[a,b]	17,000,000	13,873,646
Halcyon European Structured Opportunities Fund L.P.[a,b,f]	11,182,481	3,779,043
Harbinger Capital Partners Fund I, L.P.[a,b,f]	14,567,661	10,809,521
Lazard Emerging Income Plus, LTD[b]	10,506,794	8,900,351
Marathon Special Opportunities Fund, L.P.[a,b]	14,937,116	10,880,747
McDonnell Loan Opportunity Fund[a,b]	10,000,000	2,380,831
Ore Hill Fund II, L.P.[a,b,f]	5,065,195	3,434,051
Prospect Harbor Credit Partners, L.P.[a,b,f]	20,000,000	7,025,958
Standard Pacific Asymmetric Opportunities Fund, L.P.[a,b]	23,000,000	28,775,206
Strategic Value Restructuring Fund, L.P.[a,b]	15,428,312	12,627,519
The Rohaytyn Group Local Currency Opportunity Partners, L.P.[a,b]	18,000,000	16,757,193
Venor Capital Partners, L.P.[a,b]	76,779	31,179

Total Enhanced Fixed Income (16.70%)		191,890,334

Opportunistic Equity (25.93%)[e]
Algebris Global Financials Fund, L.P.[a,b]	18,035,735	15,549,716
Artis Technology Qualified 2X (Institutional), L.P.[a,b]	10,500,000	12,544,902
Asian Century Quest Fund (QP) L.P.[a,b]	25,000,000	23,937,432
Boyer Allan Greater China Fund, L.P.[a,b]	5,000,000	4,731,000
Criterion Horizons Fund, L.P.[a,b]	7,035,000	5,971,067
CRM Windridge Partners, L.P.[a,b]	14,522,017	15,573,921
D.E. Shaw Oculus Fund LLC[a,b,f]	25,000,000	30,525,093
Drawbridge Global Macro Fund, L.P.[a,b]	66,537	55,509
GMO Mean Reversion Fund, L.P.[a,b]	6,770,065	10,420,577
Gracie Capital L.P.[a,b,f]	398,023	200,714
Gradient Europe Fund, L.P.[a,b]	13,500,000	3,695,573
Great Point Biomedical Value Fund, L.P.[a,b]	15,500,000	11,376,025
HealthCor, L.P.[a,b]	17,000,000	22,559,074
JANA Nirvana Fund LPa, b	4,315,800	4,023,124
Miura Global Partners II, L.P.[a,b]	26,000,000	25,916,209
Penta Asia Domestic Partners, L.P.[a,b]	27,000,000	13,354,515
Samlyn Onshore Fund, L.P.[a,b]	28,000,000	33,916,341

See notes to financial statements.	(Continued)
FOUR

6

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Schedule of Investments
March 31, 2009 (continued)

Opportunistic Equity (25.93%) (continued)[e]	Cost	Fair Value

Sansar Capital Holdings, LTD[a,b,f]	$633,100	$552,758
Sansar Capital, L.P.[a,b,f]	12,984,300	7,259,639
SCP Ocean Fund, L.P.[a,b]	9,002,947	11,790,738
SR Global Fund, L.P. (Class C) International[a,b]	7,457,674	8,921,808
SR Global Fund, L.P. (Class G) Emerging[a,b]	12,281,970	12,245,911
The Raptor Private Holdings, LPa, b	1,549,293	1,549,293
Viking Global Equities, L.P.[a,b]	11,500,000	13,361,834
Visium Balanced Fund, LPa, b	7,307,739	7,885,073

Total Opportunistic Equity (25.93%)		297,917,846

Private Equity (13.44%)[e]	Cost	Fair Value

ABRY Advanced Securities Fund, L.P.[a,b]	$2,427,670	$1,615,736
ABRY Partners VI L.P.[a,b]	1,680,178	1,704,996
Accel-KKR Capital Partners III, L.P.[a,b]	1,298,109	1,165,558
Actis Umbrella Fund, L.P.[b]	2,103,273	889,000
BDCM Opportunity Fund II, L.P.[a,b]	1,468,707	1,428,795
Brazos Equity Fund II, L.P.[b]	2,937,681	2,561,633
Brazos Equity Fund III, L.P.[b,d]	160,121	0
Carlyle Japan International Partners II, L.P.[a,b]	522,970	443,799
Carlyle Partners V, L.P.[a,b]	3,220,537	2,590,900
CDH Venture Partners II, L.P.[a,b]	1,583,327	1,390,642
CJIP II Co-Invest, L.P.[a,b]	107,197	106,207
Claremont Creek Ventures II, L.P.[a,b]	154,375	130,837
Claremont Creek Ventures, L.P.[a,b]	1,040,416	1,071,589
Crosslink Crossover Fund IV, L.P.[a,b]	3,818,586	4,916,560
Crosslink Crossover Fund V, L.P.[a,b]	10,584,676	8,846,880
Dace Ventures I, L.P.[a,b]	1,176,333	939,181
Darwin Private Equity I, L.P.[b]	1,615,675	846,528
Encore Consumer Capital Fund, L.P.[b]	2,481,262	1,989,687
Exponent Private Equity Partners II, L.P.[a,b]	2,351,737	1,141,987
Fairhaven Capital Partners, L.P.[a,b]	1,212,601	931,144
Gavea Investment Fund II A, L.P.[a,b]	5,000,000	3,314,929
Gavea Investment Fund III A, L.P.[a,b]	10,000,000	7,825,520
Great Point Partners I, L.P.[b]	1,324,455	1,315,942
Halifax Fund II, L.P.[b]	1,244,608	1,505,489
Hancock Park Capital III, L.P.[b]	3,000,000	2,383,785
Healthcor Partners Fund, L.P.[a,b]	1,496,430	1,257,777

See notes to financial statements.	(Continued)
FIVE

7

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Schedule of Investments
March 31, 2009 (continued)

Private Equity (13.44%) (continued)[e]	Cost	Fair Value

Hillcrest Partners Fund, L.P.[a,b]	$461,514	$42,118
Hony Capital Fund 2008, L.P.[a,b]	708,280	597,666
Integral Capital Partners VII, L.P.[a,b]	6,000,000	5,104,929
Integral Capital Partners VIII, L.P.[a,b]	10,000,000	6,338,270
Tenaya Capital V, L.P.[a,b]	1,290,018	1,021,169
Lighthouse Capital Partners VI, L.P.[a,b]	3,875,000	3,848,708
Mid Europa Fund III, L.P.[a,b]	1,559,897	1,316,630
New Horizon Capital III, L.P.[a,b]	94,925	40,000
OCM European Principal Opportunities Fund, L.P.[a,b]	3,720,307	5,170,413
OCM Mezzanine Fund II, L.P.[b]	3,960,161	3,164,569
Orchid Asia IV, L.P.[a,b]	1,884,404	1,657,980
Pipe Equity Partners, LLC[a,b]	33,824,693	30,770,822
Private Equity Investment Fund IV, L.P.[b]	3,306,039	3,480,827
RoundTable Healthcare Partners II, L.P.[a,b]	1,403,378	1,270,723
Saints Capital VI, L.P.[a,b]	3,395,092	3,381,888
Sanderling Venture Partners VI Co—Investment Fund, L.P.[a,b]	616,178	619,281
Sanderling Venture Partners VI, L.P.[a,b]	695,017	1,197,521
Sentinel Capital Partners IV, LPa, b	207,127	126,151
Sterling Capital Partners III, L.P.[a,b]	1,758,975	1,320,791
Sterling Capital Partners Venture Fund II, L.P.[b]	1,635,846	1,522,443
Strategic Value Global Opportunities Fund I-A, L.P.[a,b]	3,627,465	3,370,158
The Column Group, L.P.[b]	767,320	477,574
Trivest Fund IV, L.P.[a,b]	1,963,205	1,626,399
Valiant Capital Partners, L.P.[a,b]	16,018,914	18,909,990
VCFA Private Equity Partners IV, L.P.[b]	1,294,278	1,387,130
VCFA Venture Partners V, L.P.[b]	3,404,320	3,218,756
Voyager Capital Fund III, LPb	849,872	744,575
Zero2IPO China Fund II, L.P.[a,b]	500,000	395,522

Total Private Equity (13.44%)		154,438,104

Real Estate (9.27%)[e]	Cost	Fair Value

Arminius Moat, L.P.[a,b]	$5,014,467	$4,773,683
Benson Elliot Real Estate Partners II, L.P.[a,b]	3,127,809	2,051,506
Carlyle Distressed RMBS Partners L.P.[a,b]	18,501,274	18,485,190
Colony Investors VII, L.P.[b]	2,829,420	1,168,100
Colony Investors VIII, L.P.[a,b]	6,657,510	1,889,600
DaVinci Corporate Opportunity Partners, L.P.[a,b,d]	3,809,466	0
Forum European Realty Income III, L.P.[b]	1,427,526	898,939

See notes to financial statements.	(Continued)
SIX

8

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Schedule of Investments
March 31, 2009 (continued)

Real Estate (9.27%) (continued)[e]	Cost	Fair Value

Greenfield Acquisition Partners V, L.P.[a,b]	$2,141,818	$1,809,323
GTIS Brazil Real Estate Fund, L.P.[a,b]	1,126,776	757,244
ING Clarion Global, L.P.[a,b]	9,283,925	8,929,515
JREIT Enhanced LLC[a,b]	10,000,000	5,122,129
New City Asia Partners (T), L.P.[a,b]	6,328,715	5,474,587
Northwood Real Estate Co-Investors, L.P.[a,b]	148,167	109,546
Northwood Real Estate Partners, L.P.[a,b]	666,974	344,880
Oak Hill REIT Plus, L.P.[a,b]	7,471,061	9,823,117
ORBIS Real Estate Fund Ia, b	3,056,897	2,372,303
Patron Capital L.P. III[a,b]	1,295,711	850,403
Phoenix Asia Real Estate Investments II, L.P.[a,b]	5,715,595	5,928,800
Rockwood Capital Real Estate Partners Fund VII, L.P.[a,b]	3,650,678	1,243,208
Seurity Capital Preferred Growth, Inc.[b]	1,371,234	226,362
Square Mile Partners III, L.P.[a,b]	2,503,830	2,132,992
TCW Special Mortgage Credits Fund L.P.[a,b]	20,230,904	17,367,702
Transwestern Mezzanine Realty Partners II, LLC[b]	1,843,736	722,700
Transwestern Mezzanine Realty Partners III, LLC[b]	1,442,374	984,600
WCP Real Estate Fund I, L.P.[a,b]	4,863,515	4,720,722
WCP Real Estate Strategies Fund, L.P.[a,b,f]	11,000,000	8,332,998

Total Real Estate (9.27%)		106,520,149

Total investments in Underlying Funds (Cost $1,209,974,979) (94.94%)		1,090,989,088

Short-Term Investments (5.98%)
Federated Prime Obligations Fund #10	68,703,875	68,703,875

Total Short-Term Investments (Cost $68,703,875) (5.98%)		68,703,875

Total Investments (Cost $1,278,678,854) (100.92%)		1,159,692,963

Liabilities in excess of other assets (-0.92%)		(10,568,938)

Partners’ capital—100.00%		$1,149,124,025

[a]	Non-income producing.

[b]	Underlying Funds are issued in private placement transactions and as such are restricted as to resale.

[c]	Securities held in custody by Deutsche Bank N.A. (The total cost and fair value of these securities was $15,998,113 and $16,313,624, respectively.)

[d]	Cost includes amounts due to Underlying Fund Advisor.

[e]	Sector classifications are unaudited by Deloitte & Touche LLP.

[f]	The Underlying Fund Advisor has imposed gates on or has restricted redemptions from Underlying Funds.

Total cost and fair value of restricted underlying funds as of March 31, 2009 was $1,193,976,866 and $1,074,675,464, respectively.
See notes to financial statements.
SEVEN

9

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Statement of Assets, Liabilities and Partners’ Capital
March 31, 2009

Assets
Investments in Underlying Funds, at fair value (cost $1,209,974,979)	$1,090,989,088
Investments in short-term investments, at fair value (cost $68,703,875)	68,703,875
Cash	37,358
Receivable from redemption of Underlying Funds	72,793,639
Investments in Underlying Funds paid in advance	16,887,261
Withholding tax refund receivable	175,445
Dividends and interest receivable	53,841
Prepaid assets	1,495

Total assets	$1,249,642,002

Liabilities and partners’ capital
Contributions received in advance	$18,769,390
Withdrawals payable	79,542,376
Due to Underlying Fund Advisors	509,731
Management fee payable	1,024,507
Professional fees payable	338,887
Accounting and administration fees payable	142,818
Risk management fees payable	87,386
Line of credit fees payable	54,305
Custodian fees payable	10,027
Printing fees payable	2,170
Other expenses payable	36,380

Total liabilities	100,517,977

Partners’ capital	1,149,124,025

Total liabilities and partners’ capital	$1,249,642,002

Partners’ capital
Capital contributions (net)	1,394,650,781
Accumulated net investment loss	(22,160,474)
Accumulated net realized loss	(104,380,391)
Accumulated net unrealized depreciation on investments	(118,985,891)

Partners’ capital	$1,149,124,025

See notes to financial statements.
EIGHT

10

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Statement of Operations
For the year ended March 31, 2009

Investment income
Dividends	$4,285,118

Total investment income	4,285,118

Operating expenses
Management fee	12,596,565
Accounting and administration fees	869,657
Professional fees	617,428
Risk management expense	544,947
Line of credit fees	194,822
Insurance expense	151,359
Interest expense	127,078
Board of directors’ fees	120,000
Custodian fees	86,520
Compliance consulting fees	30,000
Printing fees	14,685
Other expenses	82,600

Total operating expenses	15,435,661

Net investment loss	(11,150,543)

Realized loss and change in unrealized appreciation/(depreciation) on investments in Underlying Funds
Net realized loss from investments in Underlying Funds	(114,954,996)
Net change in unrealized appreciation/(depreciation) on investments in Underlying Funds	(182,068,211)

Net realized loss and change in unrealized appreciation/(depreciation) on investments in Underlying Funds	(297,023,207)

Net decrease in partners’ capital resulting from operations	$(308,173,750)

See notes to financial statements.
NINE

11

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Statement of Changes in Partners’ Capital
For the years ended March 31, 2008 and 2009

Limited
Partners’
Capital*

Partners’ Capital, at March 31, 2007	$432,119,739
Capital contributions	698,439,845
Capital withdrawals	(86,361,449)
Net investment loss	(5,470,969)
Net realized gain from investments in Underlying Funds	8,474,227
Net increase in unrealized appreciation/(depreciation) on investments in Underlying Funds	3,383,998

Partners’ Capital, at March 31, 2008**	$1,050,585,391
Capital contributions	624,585,138
Capital withdrawals	(217,872,754)
Net investment loss	(11,150,543)
Net realized loss from investments in Underlying Funds	(114,954,996)
Net change in unrealized appreciation/(depreciation) on investments in Underlying Funds	(182,068,211)

Partners’ Capital, at March 31, 2009***	$1,149,124,025

*	As the General Partner does not own an interest in the Master Fund, the Limited Partners’ capital represents total capital of the Master Fund.

**	Including accumulated net investment loss of $11,009,931.

***	Including accumulated net investment loss of $22,160,474.
See notes to financial statements.
TEN

12

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Statement of Cash Flows
For the year ended March 31, 2009

Cash flows from operating activities:
Net decrease in partners’ capital resulting from operations	$(308,173,750)
Adjustments to reconcile net decrease in partners’ capital resulting from operations to net cash used in operating activities:
Purchases of Underlying Funds	(592,965,490)
Proceeds from redemptions of Underlying Funds	291,327,912
Net realized loss from investments in Underlying Funds	114,954,996
Net change in unrealized appreciation on investments in Underlying Funds	182,068,211
Decrease in investments in Underlying Funds paid in advance	24,447,413
Net (purchases) sales of short-term investments	(68,703,875)
Increase in receivable from redemption of Underlying Funds	(54,967,736)
Increase in withholding tax refund receivable	(153,714)
Increase in dividends and interest receivable	(23,231)
Decrease in prepaid assets	12,987
Decrease in other assets	13,922
Increase in due to the Underlying Fund Advisors	509,731
Increase in management fee payable	99,417
Increase in professional fees payable	61,640
Increase in accounting and administration fees payable	63,382
Decrease in custodian fees payable	(28,516)
Increase in topiary directors’ fees payable	(18,024)
Increase in printing fees payable	1,340
Increase in line of credit fees payable	54,305
Increase in other expenses payable	36,380
Increase in risk management fees payable	19,605

Net cash used in operating activities	(411,363,095)

Cash flows from financing activities:
Capital contributions	574,220,097
Capital withdrawals	(197,230,378)
Line of credit borrowings	109,000,000
Line of credit repayments	(109,000,000)

Net cash provided by financing activities	376,989,719

Net change in cash and cash equivalents	(34,373,376)
Cash and cash equivalents at beginning of year	34,410,734

Cash and cash equivalents at end of year	$37,358

Supplemental Disclosure of Interest Paid	$127,078

See notes to financial statements.
ELEVEN

13

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009
1. Organization
Hatteras Master Fund, L.P. (the “Master Fund”) was organized as a limited partnership under the laws of the State of Delaware on October 29, 2004 and commenced operations on January 1, 2005. The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Master Fund is managed by Hatteras Investment Partners, LLC (the “Investment Manager”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The objective of the Master Fund is to generate consistent long-term appreciation and returns across all market cycles. To achieve its objective, the Master Fund will provide its limited partners (each, a “Limited Partner” and together, the “Limited Partners”) with access to a broad range of investment strategies and asset categories, trading advisors (“Advisors”) and overall asset allocation services typically available on a collective basis to larger institutions. Generally, the Investment Manager intends to select Advisors that collectively employ widely diversified investment strategies and engage in such techniques as opportunistic equity, enhanced fixed income, absolute return, private equity, real estate and energy/natural resources. However, the Investment Manager may also retain Advisors who utilize other strategies. The Master Fund invests with each Advisor either by becoming a participant in an investment vehicle operated by the Advisor (an “Underlying Fund”) or directly in exchange traded funds.
Hatteras Investment Management LLC, a Delaware limited liability company, serves as the General Partner of the Master Fund (the “General Partner”). The General Partner is an affiliate of the Investment Manager. The General Partner has appointed a Board of Directors (the “Board”) and, to the fullest extent permitted by applicable law, has irrevocably delegated to the Board its rights and powers to monitor and oversee the business affairs of the Master Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Master Fund’s business.
Effective October 1, 2007, according to a reorganization plan (the “Master Fund Agreement”) approved by the Board and the board of directors of the Topiary Master Fund for Benefit Plan Investors (the “Topiary Master Fund”) by and between the Master Fund and the Topiary Master Fund, the Topiary Master Fund transferred to the Master Fund substantially all of the Topiary Master Fund’s assets and liabilities valued at approximately $89,739,000 in exchange for limited partnership interests in the Master Fund (such transaction referred to as the “Master Fund Reorganization”).
Effective October 1, 2007, according to the agreement and plan of reorganization (the “TEI Agreement”) and, together with the Master Fund Agreement, (the “Agreements”) by and between the Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund”) and, together with the Master Fund, (the “Hatteras Funds”) and Topiary Benefit Plan Investor Fund LLC (the “Topiary Feeder Fund”), the Topiary Feeder Fund transferred substantially all of its assets and liabilities to the TEI Fund in exchange for limited partnership interests in the TEI Fund, and distributed such limited partnership interests in the Master Fund to the members of the Topiary Feeder Fund in accordance with their respective interests (such transaction referred to as the “Feeder Fund Reorganization” and, together with the Master Fund Reorganization, the “Reorganizations”).
TWELVE

14

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
2. Significant Accounting Policies
The following is a summary of significant accounting and reporting policies used in preparing the financial statements.
a. Basis of Accounting
The Master Fund’s accounting and reporting policies conform with generally accepted accounting principles within the United States (“U.S. GAAP”).
b. Cash
Cash includes short-term interest bearing deposit accounts. At times, such deposits may be in excess of federally insured limits. The Master Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such accounts.
c. Valuation of Investments
Investments held by the Master Fund include:
•	Investments in Underlying Funds—The Master Fund will value interests in the Underlying Funds at fair value, which ordinarily will be the value determined by their respective investment managers, in accordance with procedures established by the Board. Investments in Underlying Funds are subject to the terms of the Underlying Funds’ offering documents. Valuations of the Underlying Funds may be subject to estimates and are net of management and performance incentive fees or allocations payable by the Underlying Funds’ as required by the Underlying Funds’ offering documents. If the Investment Manager determines that the most recent value reported by the Underlying Fund does not represent fair value or if the Underlying Fund fails to report a value to the Master Fund, a fair value determination is made under procedures established by and under the general supervision of the Board. Because of the inherent uncertainty in valuation, the estimated values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The interests of some Underlying Funds, primarily investments in private equity funds, may be valued less frequently than the calculation of the Master Fund’s net asset value. Therefore, the reported performance of the Underlying Fund may lag the reporting period of the Master Fund. In accordance with Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, the Investment Manager has established procedures for reviewing the effect on the Master Fund’s net asset value due to this lag in reported performance of the Underlying Funds.

•	Investments in Exchange Traded Funds—Securities traded on one or more of the U.S. national securities exchanges or the OTC Bulletin Board will be valued at their last sales price. Securities traded on NASDAQ will be valued at the NASDAQ Official Closing Price (“NOCP”), at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined.
THIRTEEN

15

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
2. Significant Accounting Policies (continued)
c. Valuation of Investments (continued)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“FAS 157”), Fair Value Measurements. FAS 157 establish the definition of fair values and provides for a new framework for measuring fair value. It also expands disclosure about the use of fair value to measure assets and liabilities. Also, in October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP FAS 157-3”), which clarifies the application of FAS 157 in a market that is not active. Management has adopted FAS 157 for the Master Fund’s financial statements for the year ended March 31, 2009. The adoption of FAS 157 did not have an impact on the Master Fund’s capital.
As required by FAS 157, investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Estimated values may differ from the values that would have been used if a ready market existed or if the investments were liquidated at the valuation date. FAS 157 established a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Master Fund’s investments. The inputs are summarized in the three broad levels listed below:
Valuation of Investments
•	Level 1—quoted prices (unadjusted) in active markets for indentical investments

•	Level 2—other significant observable inputs (including quoted prices for similar investments, interest rates, pre-payment speeds, credit risk, etc.)

•	Lavel 3—significant unobservable inputs (including the Master Fund’s own assumptions in determining the fair value of investments)
The following is a summary of the inputs used as of March 31, 2009 in valuing the Master Fund’s investments carried at fair value:

		Short-Term
Valuation Inputs	Investments	Investments

Level 1—Quoted Prices	$16,313,624	$68,703,875
Level 2—Other Significant Observable Inputs	—	—
Level 3—Significant Unobservable Inputs	1,074,675,464	—

Total	$1,090,989,088	$68,703,875

FOURTEEN

16

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
2. Significant Accounting Policies (continued)
c. Valuation of Investments (continued)
The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Investments

Balance as of April 1, 2008	$1,086,374,717
Net realized gain (loss)	(114,954,996)
Net change in unrealized appreciation/depreciation	(182,383,722)
Net purchases (sales)	285,639,465
Net transfers in or out of Level 3	—

Balance as of March 31, 2009	$1,074,675,464

The realized gain (loss) and net change in unrealized appreciation/depreciation disclosed in the table above are included as a component of net realized loss from investments in Underlying Funds and net change in unrealized appreciation on investments in Underlying Funds, respectively, in the Statement of Operations. The amount of the net change in unrealized appreciation/depreciation for the year ended March 31, 2009 relating to investments in Level 3 assets still held at March 31, 2009 is $(191,422,843), which is included as a component of net change in unrealized appreciation on investments in Underlying Funds in the Statement of Operations.
d. Investment Income
Dividend income is recorded on the ex-dividend date, except that certain dividends from private equity investments are recorded as soon as the information is available to the Master Fund.
The Underlying Funds generally do not make regular cash distributions of income and gains and are therefore considered non-income producing securities. Disbursements, other than dividends, received from Underlying Funds are accounted for as a reduction to cost.
e. Fund Expenses
The Master Fund will bear all expenses incurred, on an accrual basis, in the business of the Master Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Master Fund’s account; legal fees; accounting, auditing, and tax preparation fees; custodial fees; fees for data and software providers; costs of insurance; registration expenses; directors’ fees; interest expenses and commitment fees on credit facilities; and expenses of meetings of the Board.
f. Income Taxes
The Master Fund is treated as a partnership for federal income tax purposes and therefore is not subject to U.S. federal income tax. For income tax purposes, the individual partners will be taxed upon their distributive share of each item of the Master Fund’s profit and loss.
FIFTEEN

17

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
2 Significant Accounting Policies (continued)
f. Income Taxes (continued)
The Master Fund has adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109. For the year ended March 31, 2009, the Master Fund did not have a liability for any unrecognized tax benefits. The Master Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During 2009, the Master Fund did not have a liability for any unrecognized tax benefits. The Master Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the Master Fund did not incur any material interest or penalties. For the years ended December 31, 2005 through December 31, 2008 the Master Fund is open to examination by U.S. federal tax authorities and state tax authorities.
g. Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Master Fund to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in Partners’ Capital from operations during the reporting period. Actual results could differ from those estimates.
h. Recently Issued Accounting Pronouncements
In March 2008, the FASB issued Statement of Financial Accounting Standards 161 (“FAS 161”), Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. FAS 161 requires additional discussion about the reporting entity’s derivative instruments and hedging activities, by providing for qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those years. The General Partner is continuing to evaluate the impact, if any, that adoption of FAS 161 may have on the financial statements.
In April 2009, FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), was issued and is effective for fiscal years and interim periods ending after June 15, 2009. FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Master Fund is currently evaluating the impact the adoption of FSP 157-4 will have on the Master Fund’s financial statements and their disclosures.
SIXTEEN

18

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
3. Allocation of Partners’ Capital
Net profits or net losses of the Master Fund for each Allocation Period (as defined below) will be allocated among and credited to or debited against the capital accounts of the Limited Partners. Allocation Periods begin on the day after the last day of the preceding Allocation Period and end at the close of business on (1) the last day of each month, (2) the last day of each taxable year; (3) the day preceding each day on which interests are purchased, (4) the day on which interests are repurchased, or (5) the day on which any amount is credited to or debited from the capital account of any Limited Partner other than an amount to be credited to or debited from the capital accounts of all Limited Partners in accordance with their respective investment percentages.
4. Repurchase of Partners’ Interests
The Board may, from time to time and in its sole discretion, cause the Master Fund to repurchase interests from Limited Partners pursuant to written tenders by Limited Partners at such times and on such terms and conditions as established by the Board. In determining whether the Master Fund should offer to repurchase interests, the Board will consider the recommendation of the Investment Manager. The Investment Manager generally recommends to the Board that the Master Fund offer to repurchase interests from Limited Partners, up to 5% of the net asset value of the Master Fund, on a quarterly basis as of the valuation date at the end of each calendar quarter. The Master Fund does not intend to distribute to the partners any of the Master Fund’s income, but generally expects to reinvest substantially all income and gains allocable to the partners.
5. Management Fees, Performance Allocation, and Related Party Transactions
The Investment Manager is responsible for providing day-to-day investment management services to the Master Fund, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment management agreement with the Master Fund (the “Investment Management Agreement”). Under the Investment Management Agreement, the Investment Manager is responsible for developing, implementing and supervising the Master Fund’s investment program.
In consideration for such services, the Master Fund pays the Investment Manager a monthly management fee equal to 1/12th of 1.00% (1.00% on an annualized basis) of the aggregate value of its partners’ capital determined as of the last day of the month (before repurchase of interests).
Effective July 1, 2008, the General Partner receives an annual performance-based allocation (the “Performance Allocation”) with respect to the capital account of each Limited Partner. The Performance Allocation is generally calculated as of the end of each calendar year. The Performance Allocation with respect to a Limited Partner’s capital account is equal to 10% of the amount by which the excess, if any, of net profit over net loss allocated to such Limited Partner for the calendar year exceeds the greater of (a) any Loss Carryforward Amount (as defined below) or (b) the non-cumulative “hurdle amount” (an annualized return on the capital account balance of such Limited Partner as of the last day of the preceding calendar year at a rate equal to the yield to maturity of the 90-day United States Treasury Bill as reported by the Wall Street Journal on the last day of the preceding calendar year). If at the end of any Performance Allocation period, the net losses allocated to a Limited Partners’ capital account exceed the net profits so allocated, then a Loss Carryforward Amount shall be established for that Limited Partner. No Performance Allocation shall be deducted from the capital account of any Limited Partner unless the excess of net profits over net losses subsequently allocated exceeds any Loss Carryforward Amount for that Limited Partner. For the period from July 1, 2008 to March 31, 2009, there was no performance-based allocation.
SEVENTEEN

19

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
5. Management Fees, Performance Allocation, and Related Party Transactions (continued)
Hatteras Capital Distributors LLC, an affiliate of the Investment Manager, serves as the Master Fund’s registered distributor.
Each member of the Board who is not an “interested person” of the Master Fund (the “Independent Board”), as defined by the 1940 Act, receives an annual retainer of $30,000. All Board members are reimbursed by the Master Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties.
6. Accounting, Administration, and Custodial Agreement
In consideration for accounting, administrative, and recordkeeping services, the Master Fund pays UMB Fund Services, Inc. (the “Administrator”) a monthly administration fee based on the month-end Net Asset Value of the Master Fund. The Administrator also provides regulatory administrative services, transfer agency functions, and shareholder services at an additional cost. For the year ended March 31, 2009, the total administration fee was $869,657.
UMB Bank, N.A. serves as custodian of the Master Fund’s assets and provides custodial services for the Master Fund.
7. Investment Transactions
Total purchases of Underlying Funds for the year ended March 31, 2009 amounted to $592,965,490. Total proceeds from redemptions of Underlying Funds for the year ended March 31, 2009 amounted to $291,327,912. The cost of investments in Underlying Funds for U.S. federal income tax purposes is adjusted for items of taxable income allocated to the Master Fund from the Underlying Funds. The Master Fund relies upon actual and estimated tax information provided by the Underlying Funds as to the amounts of taxable income allocated to the Master Fund as of March 31, 2009.
The Master Fund invests substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its securities holdings for extended periods.
8. Line of Credit
The Master Fund maintains a $40,000,000 unsecured, uncommitted revolving credit facility (“Facility”), for the purpose of financing short timing differences between the redemption of investments or receipt of partnership capital and the withdrawal of partnership capital accounts, investing in Underlying Funds, or as general working capital. The Facility can be terminated on demand by the lender. The facility was reduced from $50,000,000 to its current maximum amount on February 1, 2009. The facility was increased from $30,000,000 to $50,000,000 on April 15, 2008. A fee of 65 basis points per annum is payable quarterly in arrears on the unused portion of the Facility. The interest rate charged on borrowings is, at the Borrower’s option, (a) the London Interbank Offer Rate plus a spread of 375 basis points, or (b) a Base Rate, as determined by the Lender, plus 200 basis points. Interest and fees incurred for the year ended March 31, 2009 are disclosed in the accompanying Statement of Operations. At March 31, 2009, the Master Fund had no borrowings, fees or interest payable outstanding under the Facility. The average interest rate, the average daily balance, and the maximum balance outstanding for borrowings under the Facility for the year ended March 31, 2009 was 4.79%, $1,847,458, and $35,000,000, respectively.
EIGHTEEN

20

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (continued)
9. Indemnification
In the normal course of business, the Master Fund enters into contracts that provide general indemnifications. The Master Fund’s maximum exposure under these agreements is dependent on future claims that may be made against the Master Fund, and therefore cannot be established; however, based on experience, the risk of loss from such claims is considered remote.
10. Commitments
As of March 31, 2009, the Master Fund had outstanding investment commitments to Underlying Funds totaling approximately $368,940,000.
11. Risk Factors
An investment in the Master Fund involves significant risks, including leverage risk, liquidity risk, interest rate risk and economic conditions risk, that should be carefully considered prior to investing and should only be considered by persons financially able to maintain their investment and who can afford a loss of a substantial part or all of such investment. The Master Fund intends to invest substantially all of its available capital in securities of private investment companies. These investments will generally be restricted securities that are subject to substantial holding periods or are not traded in public markets at all, so that the Master Fund may not be able to resell some of its securities holdings for extended periods, which may be several years. Investments in the Underlying Funds may be restricted from early redemptions or subject to fees for early redemptions as part of contractual obligations agreed to by the Advisor on behalf of the Master Fund. Underlying Funds may have initial lock-up periods, the ability to suspend redemptions, or employ the use of side pockets, all of which may affect the Master Fund’s liquidity in the Underlying Fund.
Underlying Funds generally require the Advisor to provide advanced notice of its intent to redeem the Master Fund’s total or partial interest and may delay or deny a redemption request depending on the Underlying Funds’ governing agreements. Interests in the Master Fund provide limited liquidity since Partners will not be able to redeem interests on a daily basis because the Master Fund is a closed-end fund. Therefore investment in the Master Fund is suitable only for investors who can bear the risks associated with the limited liquidity of interests and should be viewed as a long-term investment. No guarantee or representation is made that the investment objective will be met.
The Master Fund or its Underlying Fund holdings may be a party to litigation matters and claims from time to time in the ordinary course of their operations. While the results of such litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse impact on the Master Fund’s financial statements.
NINETEEN

21

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Notes to Financial Statements
March 31, 2009 (concluded)
12. Financial Highlights
The financial highlights are intended to help an investor understand the Master Fund’s financial performance for the past period. The total returns in the table represent the rate that a typical Limited Partner would be expected to have earned or lost on an investment in the Master Fund.
The ratios and total return amounts are calculated based on the Limited Partner group taken as a whole. An individual Limited Partner’s results may vary from those shown below due to the timing of capital transactions.
The ratios are calculated by dividing total dollars of net investment income or expenses, as applicable, by the average of total monthly limited partners’ capital. The ratios do not reflect the Master Fund’s proportionate share of income and expenses from Underlying Funds. The ratios are annualized for periods of less than a year.
Total return amounts are calculated by geometrically linking returns based on the change in value during each accounting period. The total return amounts have not been annualized for periods of less than a year.

	For the year ended March 31,
	2009	2008	2007	2006	2005

Total return amortizing organizational expenses*	— **	— **	— **	— **	0.23%
Total return	–20.45%	3.74%	9.31%	13.79%	0.17%
Partners’ capital, end of period (000’s)	$1,149,124	$1,050,585	$432,120	$213,521	$116,827
Portfolio turnover	22.57%	9.54%	14.03%	19.35%	3.72%
Annualized ratios:
Net investment loss	–0.90%	–0.72%	–0.96%	–1.23%	–1.43%
Total operating expenses	1.25%	1.32%	1.39%	1.52%	1.50%

*	Return is indicative of amortizing organizational expenses over 60 months for tax purposes.

**	Organizational costs were fully expensed as of March 31, 2005.
13. Subsequent Events
Effective April 1, 2009 and May 1, 2009, there were additional capital contributions of $18,769,390 and $17,460,552 respectively. In addition, since April 1, 2009, the Board accepted tender requests which will be effective as of June 30, 2009 totaling approximately $68,000,000.
TWENTY

22

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Board of Directors
(unaudited)
The identity of the Board Members and brief biographical information is set forth below.

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

INTERESTED DIRECTORS

David B. Perkins*, 46 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	President and Chairman of the Board of Directors of each fund in the Fund Complex	Since Inception	Mr. Perkins has been Chairman and President of each fund in the Fund Complex since inception. Mr. Perkins became the President and Managing Principal of the Investment Manager in September 2003 and became the Co-founder and Managing Partner of CapFinancial Partners, LLC in April 2003. Prior to that, he was Managing Partner at Wachovia Securities Financial Network, Inc. from June 2002 to September 2003 and Managing Principal of CapTrust Financial Advisors, LLC from October 1997 to June 2002.	5

INDEPENDENT DIRECTORS

Steve E. Moss, 53 918 Meadow Lane Henderson, NC 27536	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Moss is a principal of Holden, Moss, Knott, Clark, Copley & Hoyle, P.A. and has been a member manager of HMKCT Properties, LLC since January 1996. Mr. Moss has been a Director and Member of the Audit Committee of each fund in the Fund Complex since December 2004.	5
TWENTY-ONE

23

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Board of Directors
(unaudited) (continued)

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

INDEPENDENT DIRECTORS (continued)

H. Alexander Holmes, 66 3408 Landor Road Raleigh, NC 27609	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Holmes founded Holmes Advisory Services, LLC, a financial consultation firm, in 1993. Mr. Holmes has been a Director and Member of the Audit Committee of the Fund since December 2004.	5

Gregory S. Sellers, 47 2643 Steeplechase Road Gastonia, NC 28056	Director; Audit Committee Member of each fund in the Fund Complex	Since December 2004	Mr. Sellers became the Chief Financial Officer and a director of Kings Plush, Inc., a fabric manufacturer, in April 2003. Prior to that, he was the Vice President of Finance at Parksdale Mills, Inc., a cotton and cotton blend yarns producer, from January 1991 to April 2003. Mr. Sellers has been a Director and Member of the Audit Committee of each fund in the Fund Complex since December 2004.	5

Art Lottes, 56** 4813 Wynneford Way Raleigh, NC 27615	Director; Audit Committee Member of each fund in the Fund Complex	Since November 2007	Mr. Lottes was the President of CARQUEST Corporation, an automotive aftermarket company until December 2005. Mr. Lottes was a Board member of CARQUEST and General Parts until December 2005.	5

**	Mr. Perkins is deemed to be an Interested Director of the Fund because of his affiliations with the Investment Manager.

**	Mr. Lottes resigned from the Board effective April 30, 2009.
TWENTY-TWO

24

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Fund Management
(unaudited)
Set forth below is the name, age, position with the Master Fund, length of term of office, and the principal occupation for the last five years of each of the persons currently serving as Executive Officers of the Master Fund. Unless otherwise noted, the business address of each officer is 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

OFFICERS

J. Michael Fields, 35 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Secretary of each fund in the Fund Complex	Since Inception	Mr. Fields was previously Treasurer of the Funds from inception until December 2008. Mr. Fields became a Director of the Investment Manager in September 2003. Prior to joining the Investment Manager, Mr. Fields was employed by CapTrust Financial Advisors from August 2002 to September 2003. Prior to joining CapTrust, Mr. Fields was employed by Morgan Stanley in Atlanta, Georgia from January 2000 to August 2002.	N/A

Andrew P. Chica, 33 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Chief Compliance Officer of each fund in the Fund Complex	Since 2008	Mr. Chica joined Hatteras in November 2007 and became Chief Compliance Officer of each of the funds in the Fund Complex and the Investment Manager as of January 2008. Prior to joining Hatteras, Mr. Chica was the Compliance Manager for UMB Fund Services, Inc. from December 2004 to November 2007. From April 2000 to December 2004, Mr. Chica served as an Assistant Vice President and Compliance Officer with U.S. Bancorp Fund Services, LLC.	N/A
TWENTY-THREE

25

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Fund Management
(unaudited) (continued)

	Position(s)		Principal Occupation(s) During	Number of Portfolios in
	Held with	Length of	Past 5 Years and Other	Fund Complex’ Overseen
Name, Address & Age	the Fund	Time Served	Directorships Held by Director	by Director or Officer

OFFICERS (continued)

Robert L. Baker, 37 8540 Colonnade Center Drive, Suite 401 Raleigh, NC 27615	Treasurer of each fund in the Fund Complex	Since 2008	Mr. Baker joined Hatteras in March 2008 and became Treasurer of each of the funds in the Fund Complex in December 2008. Mr. Baker serves as the Chief Financial Officer of the Investment Manager. Prior to joining Hatteras, Mr. Baker worked for Smith Breeden Associates, an investment advisor located in Durham, NC. At Smith Breeden, Mr. Baker served as Vice President of Portfolio Accounting, Performance Reporting, and Fund Administration. Prior to working for Smith Breeden, Mr. Baker worked for BDO Seidman, LLP in Greensboro, NC.	N/A
TWENTY-FOUR

26

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Other Information
(unaudited)
Annual Renewal of Investment Management Agreement
At a meeting of the Board of the Master Fund held on February 24, 2009, by a unanimous vote, the Board of the Master Fund, including a majority of the Directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act, approved the continuation of the Investment Management Agreement (the “Agreement”).
In advance of the meeting, the Independent Directors requested and received extensive materials from the Investment Manager to assist them in considering the renewal of the Agreement. The materials provided by the Investment Manager contained information including detailed comparative information relating to the performance, advisory fees and other expenses of the Master Fund and the Limited Partners of the Master Fund managed by the Investment Manager (collectively, the “Funds”). The materials also included comparisons of the performance of each of the Master Fund’s investment sectors versus a relevant benchmark.
The Board engaged in a detailed discussion of the materials with management of the Investment Manager. The Independent Directors then met separately with independent counsel to the Independent Directors for a full review of the materials. Following this session, the full Board reconvened and after further discussion determined that the information presented provided a sufficient basis upon which to approve the continuation of the Agreement.
Discussion of Factors Considered
(a)	The nature and quality of the advisory services to be rendered, including:
(i)	an analysis of the performance of the Master Fund relative to its stated objectives; whether the adviser been successful in reaching its goals;

(ii)	a study of the Master Fund’s performance compared to relevant market indices and to similar funds (i.e., similar investment objectives and same approximate size), evaluating both the long-term and short-term performance record of the Master Fund; and

(iii)	a consideration of the quality of any other services provided for or to the Master Fund in addition to the provision of investment advice.
(b)	The experience and qualifications of the personnel providing such services, including:
(i)	familiarity with the number, background and general qualifications of the personnel in the adviser’s investment management group;

(ii)	allocation of responsibility for the Master Fund; percentage of time devoted to the Master Fund; and

(iii)	the process by which investment decisions are made by the adviser’s personnel; criteria for securities selection and the controls used by the adviser to ensure that the criteria are met.
TWENTY-FIVE

27

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Other Information
(unaudited) (continued)
Annual Renewal of Investment Management Agreement (continued)
Discussion of Factors Considered (continued)
(c)	The fee structures, the existence of any fee waivers, and the Master Fund’s expense ratios in relation to those of other investment companies having comparable investment policies and limitations, including:
(i)	consideration of whether the fee schedule, including any “breakpoints,” reflects economies of scale of managing a larger fund; and

(ii)	comparisons of expense ratios which reflect relative costs to the Master Fund of the relationships of the Master Fund with its adviser; consideration of whether a low expense ratio is attributable to non-advisory expenses; a review of comparative information setting forth a percentage breakdown of advisory and non-advisory expenses related to net assets; consideration of whether the expense ratio resulted from reimbursing or reducing fees to maintain a certain limitation.
(d)	The fees charged by the adviser and other investment advisers to similar clients (minimal weight accorded this factor), including:
(i)	consideration of the type and quality of services provided by, and the client-related expenses borne by, the adviser.
(e)	The direct and indirect costs which may be incurred by the adviser and its affiliates in performing services for the Master Fund and the basis of determining and allocating these costs, including:
(i)	consideration of, among other things, the extent to which management personnel and office space for Master Fund operations are provided, as well as investment advice, the extent to which other client advisory fees support the same personnel and office facilities.
(f)	Possible economies of scale arising from the Master Fund’s size and/or anticipated growth, including:
(i)	investigation of the extent to which economies of scale exist and whether such economies are reflected appropriately in the advisory fees as the Master Fund grows larger; and

(ii)	consideration of the total of all assets managed by the adviser, as well as the total number of investment companies and other clients serviced by the adviser.
(g)	Other possible benefits to the adviser and its affiliates arising from its relationship with the Master Fund, including:
(i)	consideration of the adviser’s expenses and profits from the Master Fund, as compared to the expenses and profits derived from the adviser’s other clients, in determining the fairness of the advisory contract, i.e., whether the Master Fund is charged higher fees than other clients of the adviser for similar services; and

(ii)	consideration of collateral benefits to the adviser of compensation received by the adviser and its affiliates.
(h)	Possible alternative fee structures or bases for determining fees, including:
(i)	consideration of alternatives—flat percentage of net assets; or breakpoints in the advisory fee schedule reflecting economies of scale.
TWENTY-SIX

28

HATTERAS MASTER FUND, L.P. (A DELAWARE LIMITED PARTNERSHIP)
Other Information
(unaudited) (continued)
Conclusion
After receiving full disclosure of relevant information of the type described above, The Board of Directors of the Master Fund concluded that the compensation and other terms of the investment advisory agreement is in the best interests of the Master Fund’s partners.
Proxy Voting
A description of the policies and procedures that the Master Fund uses to determine how to vote proxies relating to portfolio securities and shareholders record of actual proxy votes cast is available at www.sec.gov and may be obtained at no additional charge.
Availability of Quarterly Portfolio Schedules
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Form N-Q is available, without charge and upon request, on the SEC’s website at http://www.sec.gov or may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the Public Reference Room may be obtained by calling 1-800-SEC-0330.
TWENTY-SEVEN

29

HATTERAS MULTI-STRATEGY FUND, L.P.
PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits
(1)	Financial Statements to be included in Statement of Additional Information filed herewith.

(2)	Exhibits:

(a)	(1) Amended and Restated Agreement of Limited Partnership dated November 2, 2008 is filed herewith.

(a)	(2) Certificate of Limited Partnership is incorporated by reference to Exhibit (a)(2) of the Registrant’s Registration Statement as previously filed on January 5, 2005.

(b)	Not applicable.

(c)	Not applicable.

(d)	Please refer to Articles II, III, IV, V and VII of Exhibit (a)(1).

(e)	Not applicable.

(f)	Not applicable.

(g)	Investment Management Agreement between Hatteras Master Fund, L.P. and Hatteras Investment Partners, LLC dated May 27, 2005 is filed herewith.

(h)	Distribution Agreement between Registrant and Hatteras Capital Distributors, LLC dated November 2, 2008 is filed herewith.

(i)	Not applicable.

(j)	Custody Agreement is incorporated by reference to Exhibit (j) of the Registrant’s Amendment No. 2 as previously filed on September 20, 2006.

(k)	(1) Administration, Fund Accounting and Recordkeeping Agreement is incorporated by reference to Exhibit (k)(1) of the Registrant’s Amendment No. 2 as previously filed on September 20, 2006.

(k)	(2) Escrow Agreement is incorporated by reference to Exhibit (k)(2) of the Registrant’s Amendment No. 2 as previously filed on September 20, 2006.

(k)	(3) Amended and Restated Fund Servicing Agreement dated November 1, 2008 is filed herewith.

(k)	(4) Joint Insured Agreement dated June 18, 2009 is filed herewith.

(k)	(5) D&O/E&O Insurance Agreement is incorporated by reference to Exhibit (k)(5) of the Registrant’s Registration Statement as previously filed on January 5, 2005.

(k)	(6) Powers of Attorney are filed herewith.

(k)	(7) Expense Limitation Agreement between Registrant and Hatteras Investment Partners, LLC is filed herewith.

(l)	(1) Consent of Drinker Biddle & Reath LLP is filed herewith.

(l)	(2) Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l)(2) of the Registrant’s Registration Statement as previously filed on August 29, 2008.

(m)	Not applicable.

(n)	Consent of Auditors is filed herewith.

(o)	Not applicable.

(p)	Form of Investor Certification is incorporated by reference to Exhibit (p) of the Registrant’s Registration Statement as previously filed on August 29, 2008.

(q)	Not applicable.

(r)	(1) Code of Ethics of the Registrant is incorporated by reference to Exhibit (r)(1) of the Registrant’s Amendment No. 1 as previously filed on March 31, 2005.

(r)	(2) Code of Ethics of Hatteras Investment Partners, LLC, Hatteras Capital Investment Management, LLC and Hatteras Capital Distributors, LLC is incorporated by reference to Exhibit (r)(2) of the Registrant’s Registration Statement as previously filed on August 29, 2008.

Item 26. Marketing Arrangements
See the Distribution Agreement to be filed as Exhibit (h) to this Registration Statement.
Item 27. Other Expenses of Issuance and Distribution
Not applicable.
Item 28. Persons Controlled by or Under Common Control with the Registrant

     The Board of Directors of the Fund and the Master Fund is identical to the Board of Directors of certain other pooled investment vehicles (“Other Funds”) that invest in the Master Fund. In addition, the officers of the Other Funds are substantially identical. Nonetheless, the Master Fund takes the position that it is not under common control with the Other Funds since the power residing in the respective boards and officers arises as a result of an official position with the Other Funds.
     Item 29. Number of Holders of Securities
     Set forth below is the number of record holders as of May 31 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Limited Partnership Units	678
     Item 30. Indemnification
     Section 3.8 of the Registrant’s Amended and Restated Agreement of Limited Partnership states as follows:
     (a) To the fullest extent permitted by law, the Partnership will, subject to Section 3.8(c) of this Agreement, indemnify each General Partner (including for this purpose each officer, director, member, Partner, principal, employee or agent of, or any Person who controls, is controlled by or is under common control with, a General Partner (including, without limitation, Hatteras Investment Partners LLC) or Partner of a General Partner and their executors, heirs, assigns, successors or other legal representatives) and each Director (and his executors, heirs, assigns, successors or other legal representatives) (each such Person being referred to as an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been a General Partner or Director of the Partnership, or the past or present performance of services to the Partnership by the indemnitee, except to the extent that the loss, claim, damage, liability, cost or expense has been finally determined in a judicial decision on the merits from which no further right to appeal may be taken in any such action, suit, investigation or other proceeding to have been incurred or suffered by the indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office. These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. The rights of indemnification provided under this Section 3.8 are not to be construed so as to provide for indemnification of an indemnitee for any liability (including liability under U.S. Federal securities laws which, under certain circumstances, impose liability even on Persons that act in good faith) to the extent (but only to the extent) that indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this Section 3.8.
     (b) Expenses, including counsel fees and expenses, incurred by any indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Partnership in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay to the Partnership amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 3.8(a) of this Agreement, so long as (1) the indemnitee provides security for the undertaking, (2) the Partnership is insured by or on behalf of the indemnitee against losses arising by reason of the indemnitee’s failure to fulfill his, her or its undertaking, or (3) a majority of the Independent Directors (excluding any Director who is either seeking advancement of expenses under this Agreement or is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement) or independent legal counsel in a written opinion determines, based on a review of readily available facts (as opposed to a full trial-type inquiry), that reason exists to believe that the indemnitee ultimately will be entitled to indemnification.
     (c) As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an indemnitee is liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, indemnification will be provided in accordance with Section 3.8(a) of this Agreement if (1) approved as in the best interests of the Partnership by a majority of the Independent Directors (excluding any Director who is either seeking indemnification under this Agreement or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement) upon a determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that the indemnitee acted in good faith and in the reasonable belief that the actions were in the best interests of the Partnership and that the indemnitee is not liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, or (2) the Directors secure a written opinion of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial-type inquiry), to the effect that indemnification would not protect the indemnitee against any liability to the Partnership or its Partners to which the indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office.
     (d) Any indemnification or advancement of expenses made in accordance with this Section 3.8 will not prevent the recovery from any indemnitee of any amount if the indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the indemnification or advancement of expenses to be liable to the Partnership or its Partners by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.8, it will be a defense that the indemnitee has not met the applicable standard of conduct described in this Section 3.8. In any suit in the name of the Partnership to recover any indemnification or advancement of expenses made in accordance with this Section 3.8, the Partnership will be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken. In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section 3.8, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 will be on the Partnership (or any Partner acting derivatively or otherwise on behalf of the Partnership or its Partners).
     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which he, she or it may otherwise be entitled except out of the assets of the Partnership, and no Partner will be personally liable with respect to any such claim for indemnification or advancement of expenses.
     (f) The rights of indemnification provided in this Section 3.8 will not be exclusive of or affect any other rights to which any Person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.8 will affect the power of the Partnership to purchase and maintain liability insurance on behalf of any General Partner, any Director, the Investment Manager or other Person.
     (g) The General Partner may enter into agreements indemnifying Persons providing services to the Partnership to the same, lesser or greater extent as set out in this Section 3.8.
     The Registrant’s various agreements with its service providers provide for indemnification.
     Item 31. Business and Other Connections of the Investment Manager
     Information as to the directors and officers of Hatteras Investment Partners, LLC, the Registrant’s investment adviser (the “Investment Manager”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Investment Manager in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-62608) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.
     A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Commission (File No. 801-62608), and is incorporated herein by reference.

     Item 32. Location of Accounts and Records
     The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are kept at the following locations:
Hatteras Investment Partners, LLC
8540 Colonnade Center Drive, Suite 401
Raleigh, North Carolina 27615
UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233
UMB Fund Services, Inc.
Rose Tree Corporate Center, Building 1
1400 N. Providence Road, Suite 200
Media, PA 19063-2043
UMB Bank, N.A.
1010 Grand Boulevard
Kansas City, MO 64106
     Item 33. Management Services
     Not applicable
     Item 34. Undertakings
1. Not applicable
2. Not applicable
3. Not applicable
4. The Registrant undertakes:
a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”); (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5. Not applicable
6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh in the state of North Carolina on the 24th day of June, 2009.

HATTERAS MULTI-STRATEGY FUND, L.P.
By:	/s/ David B. Perkins
	Name:	David B. Perkins
	Title:	President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* H. Alexander Holmes H. Alexander Holmes	Director	June 24, 2009

* Steve E. Moss Steve E. Moss	Director	June 24, 2009

* Gregory S. Sellers Gregory S. Sellers	Director	June 24, 2009

* Daniel K. Wilson Daniel K. Wilson	Director	June 24, 2009

/s/ David B. Perkins David B. Perkins	President	June 24, 2009

/s/ R. Lance Baker R. Lance Baker	Treasurer	June 24, 2009

* By:	/s/ J. Michael Fields

J. Michael Fields
Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index

(a)(1)	Amended and Restated Agreement of Limited Partnership

(g)	Investment Management Agreement

(h)	Distribution Agreement

(k)(3)	Amended and Restated Fund Servicing Agreement

(k)(4)	Joint Insured Agreement

(k)(6)	Powers of Attorney

(k)(7)	Expense Limitation Agreement

(l)(1)	Consent of Drinker Biddle & Reath LLP

(n)	Consent of Auditors